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02038142

UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

SEC MAIL PROCESSING
RECEIVED
MAY 1 0 2002
WASH. D.C. 164 SECTION

PROCESSED
MAY 3 1 2002
THOMSON FINANCIAL

SCANA Corporation	0000754737
Exact name of registrant as specified in charter	Registrant CIK Number

U5S for the year ended December 31, 2001

Electronic report, schedule or registration statement of which the documents are a part (give period of report)

~~001-08809~~ 30- 316

SEC file number, if available

_____

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, State of South Carolina, 2002.

(Registrant)

By: Mark R. Cannon, Controller
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _____, 20_____, that the information set forth in this statement is true and complete.

By: _____
(Name)

_____
(Title)

BYLAWS

OF

SOLO ENERGY CORP.

ARTICLE I

OFFICES

Section 1. The registered office shall be in the City of Dover, County of Kent, State of Delaware.

Section 2. The corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. All meetings of the stockholders for the election of directors shall be held in the city of Palo Alto, State of California, at such place as may be fixed from time to time by the Board of Directors, or at such other place either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. Meetings of stockholders for any other purpose may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2. Annual meetings of stockholders, commencing with the year 1997, shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which they shall elect by a plurality vote a

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board of directors, and transact such other business as may properly be brought before the meeting.

Section 3. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not fewer than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 4. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 5. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning at least ten percent (10%) in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 6. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not fewer than ten (10) nor more than sixty (60) days before the date of the meeting, to each stockholder entitled to vote at such meeting.

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Section 7. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 8. The holders of fifty percent (50%) of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 9. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 10. Unless otherwise provided in the certificate of incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period.

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Section 11. Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III

DIRECTORS

Section 1. The number of directors which shall constitute the whole board shall be determined by resolution of the Board of Directors or by the stockholders at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

Section 2. Vacancies and new created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent (10%) of the total

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number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Section 3. The business of the corporation shall be managed by or under the direction of its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these bylaws directed or required to be exercised or done by the stockholders.

MEETINGS OF THE BOARD OF DIRECTORS

Section 4. The Board of Directors of the corporation may hold meetings, both regular and special, either within or without the State of Delaware.

Section 5. The first meeting of each newly elected Board of Directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected Board of Directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.

Section 6. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

Section 7. Special meetings of the board may be called by the president on two (2) days' notice to each director by mail or forty-eight (48) hours notice to each director either personally or by telegram; special meetings shall be called by the president or secretary in like

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manner and on like notice on the written request of two (2) directors unless the board consists of only one director, in which case special meetings shall be called by the president or secretary in like manner and on like notice on the written request of the sole director.

Section 8. At all meetings of the board a majority of the directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 9. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board or committee.

Section 10. Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

COMMITTEES OF DIRECTORS

Section 11. The Board of Directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of

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the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the certificate of incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the bylaws of the corporation; and, unless the resolution or the certificate of incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Section 12. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

COMPENSATION OF DIRECTORS

Section 13. Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. The

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directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

REMOVAL OF DIRECTORS

Section 14. Unless otherwise restricted by the certificate of incorporation or these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

ARTICLE IV

NOTICES

Section 1. Whenever, under the provisions of the statutes or of the certificate of incorporation or of these bylaws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram.

Section 2. Whenever any notice is required to be given under the provisions of the statutes or of the certificate of incorporation or of these bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE V

GDSVF&H\25115.1

OFFICERS

Section 1. The officers of the corporation shall be chosen by the Board of Directors and shall be a president, treasurer and a secretary. The Board of Directors may elect from among its members a Chairman of the Board and a Vice Chairman of the Board. The Board of Directors may also choose one or more vice-presidents, assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the certificate of incorporation or these bylaws otherwise provide.

Section 2. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a president, a treasurer, and a secretary and may choose vice presidents.

Section 3. The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

Section 4. The salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

Section 5. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

GDSVF&H\25115.1

THE CHAIRMAN OF THE BOARD

Section 6. The Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and of the stockholders at which he shall be present. He shall have and may exercise such powers as are, from time to time, assigned to him by the board and as may be provided by law.

Section 7. In the absence of the Chairman of the Board, the Vice Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and of the stockholders at which he shall be present. He shall have and may exercise such powers as are, from time to time, assigned to him by the board and as may be provided by law.

THE PRESIDENT AND VICE-PRESIDENTS

Section 8. The president shall be the chief executive officer of the corporation; and in the absence of the Chairman and Vice Chairman of the Board he shall preside at all meetings of the stockholders and the Board of Directors; he shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect.

Section 9. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation.

Section 10. In the absence of the president or in the event of his inability or refusal to act, the vice-president, if any, (or in the event there be more than one vice-president, the vice-presidents in the order designated by the directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-

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presidents shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

THE SECRETARY AND ASSISTANT SECRETARY

Section 11. The secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or president, under whose supervision he shall be. He shall have custody of the corporate seal of the corporation and he, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his signature or by the signature of such assistant secretary. The Board of Directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.

Section 12. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

THE TREASURER AND ASSISTANT TREASURERS

Section 13. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name

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and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

Section 14. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation.

Section 15. If required by the Board of Directors, he shall give the corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 16. The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

ARTICLE VI

CERTIFICATE OF STOCK

Section 1. Every holder of stock in the corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by, the Chairman or Vice Chairman of the Board of Directors, or the president or a vice-president and the treasurer or an assistant

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treasurer, or the secretary or an assistant secretary of the corporation, certifying the number of shares owned by him in the corporation.

Certificates may be issued for partly paid shares and in such case upon the face or back of the certificates issued to represent any such partly paid shares, the total amount of the consideration to be paid therefor, and the amount paid thereon shall be specified.

If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in Section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 2. Any of or all the signatures on the certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

GDSVF&H\25115.1

LOST CERTIFICATES

Section 3. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

TRANSFER OF STOCK

Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

FIXING RECORD DATE

Section 5. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholder or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than

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sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

REGISTERED STOCKHOLDERS

Section 6. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII

GENERAL PROVISIONS

DIVIDENDS

Section 1. Dividends upon the capital stock of the corporation, subject to the provisions of the certificate of incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

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CHECKS

Section 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

FISCAL YEAR

Section 4. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

SEAL

Section 5. The Board of Directors may adopt a corporate seal having inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

INDEMNIFICATION

Section 6. The corporation shall, to the fullest extent authorized under the laws of the State of Delaware, as those laws may be amended and supplemented from time to time, indemnify any director made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of being a director of the corporation or a predecessor corporation or, at the corporation's request, a director or officer of another corporation, provided, however, that the corporation shall indemnify any such agent in connection with a proceeding initiated by such agent only if such proceeding was authorized by the Board of Directors of the corporation. The indemnification provided for in this Section 6 shall: (i) not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such

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office, (ii) continue as to a person who has ceased to be a director, and (iii) inure to the benefit of the heirs, executors and administrators of such a person. The corporation's obligation to provide indemnification under this Section 6 shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by the corporation or any other person.

Expenses incurred by a director of the corporation in defending a civil or criminal action, suit or proceeding by reason of the fact that he is or was a director of the corporation (or was serving at the corporation's request as a director or officer of another corporation) shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized by relevant sections of the General Corporation Law of Delaware. Notwithstanding the foregoing, the corporation shall not be required to advance such expenses to an agent who is a party to an action, suit or proceeding brought by the corporation and approved by a majority of the Board of Directors of the corporation which alleges willful misappropriation of corporate assets by such agent, disclosure of confidential information in violation of such agent's fiduciary or contractual obligations to the corporation or any other willful and deliberate breach in bad faith of such agent's duty to the corporation or its stockholders.

The foregoing provisions of this Section 6 shall be deemed to be a contract between the corporation and each director who serves in such capacity at any time while this bylaw is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

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The Board of Directors in its discretion shall have power on behalf of the corporation to indemnify any person, other than a director, made a party to any action, suit or proceeding by reason of the fact that he, his testator or intestate, is or was an officer or employee of the corporation.

To assure indemnification under this Section 6 of all directors, officers and employees who are determined by the corporation or otherwise to be or to have been "fiduciaries" of any employee benefit plan of the corporation which may exist from time to time, Section 145 of the General Corporation Law of Delaware shall, for the purposes of this Section 6, be interpreted as follows: an "other enterprise" shall be deemed to include such an employee benefit plan, including without limitation, any plan of the corporation which is governed by the Act of Congress entitled "Employee Retirement Income Security Act of 1974," as amended from time to time; the corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to such Act of Congress shall be deemed "fines."

ARTICLE VIII

AMENDMENTS

Section 1. These bylaws may be altered, amended or repealed or new bylaws may be adopted by the stockholders or by the Board of Directors, when such power is conferred upon the Board of Directors by the certificate of incorporation at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting. If the power to adopt, amend or repeal bylaws is

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conferred upon the Board of Directors by the certificate or incorporation it shall not divest or

limit the power of the stockholders to adopt, amend or repeal bylaws.

CERTIFICATE OF SECRETARY OF

SOLO ENERGY CORP.

The undersigned, Scott C. Dettmer, hereby certifies that he is the duly elected and acting Secretary of Solo Energy Corp., a Delaware corporation (the "Corporation"), and that the Bylaws attached hereto constitute the Bylaws of said Corporation as duly adopted by Action by Written Consent in Lieu of Organizational Meeting by the Directors on January 7, 1997.

IN WITNESS WHEREOF, the undersigned has hereunto subscribed his name this 7th day of January, 1997.


Scott C. Dettmer
Secretary


GDSVF&H\25115.1

CERTIFIED TO BE A TRUE AND CORRECT COPY
WHEN REC~ ~D COMPARED WITH THE
RIGINAL OFFICE ~ THIS OFFICE

'AUG 3 0 1999

SECRETARY OF STATE OF SOUTH CAROLINA

Corporate Secretary (MC134)
SCANA Tax Manager (MC050)
SCANA General Counsel (MC199)

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF ORGANIZATION
LIMITED LIABILITY COMPANY

Jim Miles 2
SECRETARY OF STATE
FILED
AUG 3 0 1999
AM SOS EXPRESS PM
7 8 9 10 11 12 1 2 3 4 5 6

TYPE OR PRINT CLEARLY IN BLACK INK

The undersigned delivers the following articles of organization to form a South Carolina limited liability company pursuant to Sections 33-44-202 and 33-44-203 of the 1976 South Carolina Code of Laws, as amended.

1. The name of the limited liability company which complies with Section 33-44-105 of the South Carolina Code of 1976, as amended is <u>FRC, LLC</u>

2. The address of the initial designated office of the Limited Liability Company in South Carolina is
<u>454 South Anderson Road</u>
Street Address

<u>Rock Hill,</u>	<u>South Carolina</u>	<u>29730</u>
City		Zip Code

3. The initial agent for service of process of the Limited Liability Company is

<u>Terry R. Metze, Jr.</u>   *(signature)*
Name   Signature

and the street address in South Carolina for this initial agent for service of process is
<u>454 South Anderson Road</u>
Street Address

<u>Rock Hill</u>	<u>South Carolina</u>	<u>29730</u>
City		Zip Code

4. The name and address of each organizer is

    (a) <u>Terry R. Metze, Jr.</u>
           Name

<u>454 South Anderson Road, Suite 303</u>	<u>Rock Hill</u>
Street Address	City

<u>South Carolina</u>	<u>29730</u>
State	Zip Code

    (b)

           Name

Street Address	City

State	Zip Code

(Add additional lines if necessary)

5. [X]   Check this box only if the company is to be a term company. If so, provide the term specified:
          August 1, 2049

6. [X]   Check this box only if management of the limited liability company is vested in a manager or managers. If this company is to be managed by managers, specify the name and address of each initial manager:

    (a)   Terry R. Metze, Jr.
          Name

          454 South Anderson Road, Suite 303   Rock Hill
          Street Address   City

          South Carolina   29730
          State   Zip Code

    (b)   John M. Barnes
          Name

          454 South Anderson Road, Suite 303   Rock Hill
          Street Address   City

          South Carolina   29730
          State   Zip Code

    (c)   George J. Bullwinkel, Jr.
          Name

          440 Knox Abbot Drive, Suite 240   Cayce
          Street Address   City

          South Carolina   29033
          State   Zip Code

    (d)   Larry Vincent
          Name

          440 Knox Abbot Drive, Suite 240   Cayce
          Street Address   City

          South Carolina   29033
          State   Zip Code

    (Add additional lines if necessary)

7.   [   ] Check this box only if one or more of the members of the company are to be liable for its debts and obligations under section 33-44-303(c). If one or more members are so liable, specify which members, and for which debts, obligations or liabilities such members are liable in their capacity as members.

8.   Unless a delayed effective date is specified, these articles will be effective when endorsed for filing by the Secretary of State. Specify any delayed effective date and time:

9.   Set forth any other provisions not inconsistent with law which the organizers determine to include, including any provisions that are required or are permitted to be set forth in the limited liability company operating agreement.

10.   Signature of each organizer

_____

_____   Date August 27, 1999
(Add Additional lines if necessary)

FILING INSTRUCTIONS

1.   File two copies of this form, the original and either a duplicate original or a conformed copy.

2.   If space on this form is not sufficient, please attach additional sheets containing a reference to the appropriate paragraph in this form, or prepare this using a computer disk which will allow for expansion of the space on the form.

3.   This form must be accompanied by the filing fee of $110.00 payable to the Secretary of State.

        Return to: Secretary of State
                    P.O. Box 11350
                    Columbia, SC 29211

4.   The first annual report for a Limited Liability Company must be delivered to the Secretary of State between January first ant April first of the calendar year after which the Limited Liability Company was organized or the foreign company was first authorized to transact business in South Carolina. Subsequent annual reports must be delivered to the Secretary of State between January first and April first of the ensuing calendar years.

NOTE

THE FILING OF THIS DOCUMENT DOES NOT, IN AND OF ITSELF, PROVIDE AN EXCLUSIVE RIGHT TO USE THIS CORPORATE NAME ON OR IN CONNECTION WITH ANY PRODUCT OR SERVICE. USE OF A NAME AS A TRADEMARK OR SERVICE MARK WILL REQUIRE FURTHER CLEARANCE AND REGISTRATION AND BE AFFECTED BY PRIOR USE OF THE MARK. FOR MORE INFORMATION, CONTACT THE TRADEMARKS DIVISION OF THE SECRETARY OF STATE'S OFFICE AT (803) 734-2511.

C:\msoffice\winword\LLC-ARTICLES OF ORGANIZATION.doc

Form Revised by South Carolina
Secretary of State, January 1999

4/23/01
Original: Corporate Secretary (134)
cc: SCPC (B. Gibbes K-58)
SCANA Tax (T. Haselden 050)
SCANA General Counsel (199)

Jim Miles
SECRETARY OF STATE
FILED
APR 1 0 2001
AM
7 8 9 10 11 12 1 2 3 4 5 6

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF INCORPORATION

APR 1 0 2001

SECRETARY OF STATE OF SOUTH CAROLINA

TYPE OR PRINT CLEARLY IN BLACK INK

1. The name of the proposed corporation is SCG Pipeline, Inc.

2. The initial registered office of the corporation is ___1426 Main Street___
    Street Address

· Columbia	Richland	SC	29201-2845
City	County	State	Zip Code

    and the initial registered agent at such address is: ___H. Thomas Arthur___
    Print Name

    I hereby consent to the appointment as registered agent of the corporation

    _____
    Agent's Signature

3. The corporation is authorized to issue shares of stock as follows. Complete "a" or "b", whichever is applicable:

    a. [X]   The corporation is authorized to issue a single class of shares, the total number of shares authorized is ___1,000___

    b. [.]   The corporation is authorized to issue more than one class of shares:

Class of Shares	Authorized No. of Each Class

    The relative rights, preferences, and limitations of the shares of each class, and of each series within a class, are as follows: NOT APPLICABLE

4. The existence of the corporation shall begin as of the filing date with the Secretary of State unless a delayed date is indicated (See Section 33-1-230(b) of the 1976 South Carolina Code of Laws, as amended: ___Effective upon filing___

5. The optional provisions which the corporation includes in the articles of incorporation are as follows (See the applicable provisions of Sections 33-2-102, 35-2-105, and 35-2-221 of the 1976 South Carolina Code of Laws, as amended).

    See Attached Exhibit A

SCG Pipeline, Inc.
Name of Corporation

6. The name, address, and signature of each incorporator are as follows (only one is required)

a. H. Thomas Arthur
Name

1426 Main St., Columbia, SC 29201-2845
Address

Signature

7. I, ___H. Thomas Arthur___, an attorney licensed to practice in the State of South Carolina, certify that the corporation, to whose articles of incorporation this certificate is attached, has complied with requirements of Chapter 2, Title 33 of the 1976 South Carolina Code of Laws, as amended, relating to the articles of incorporation.

Date ___April 10, 2001___

Signature

H. Thomas Arthur
Type or Print Name

SCANA Corporation
Address

1426 Main Street; Columbia, SC 29201-2845

(803) 217-8547
Telephone Number

FILING INSTRUCTIONS

1. Two copies of this form, the original and either a duplicate original or a conformed copy, must be filed.

2. If the space in this form is insufficient, please attach additional sheets containing a reference to the appropriate paragraph in this form.

3. Enclose the fee of $135.00 payable to the Secretary of State.

4. THIS FORM MUST BE ACCOMPANIED BY THE ANNUAL REPORT (SEE SECTION 12-19-20 OF THE 1976 SOUTH CAROLINA CODE OF LAWS).

Return to: Secretary of State
P.O. Box 11350
Columbia, SC 29211

EXHIBIT A

a.   The Corporation elects not to have preemptive rights. Therefore no shareholder of the Corporation shall have any preemptive right to acquire any of the Corporation's unissued shares.

b.   The Corporation elects not to have cumulative voting. Therefore, no shareholder of the Corporation shall have any right to cumulate his, her or its votes in the election of directors.

c.   A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve gross negligence, intentional misconduct, or a knowing violation of law; (iii) imposed under Section 33-8-330 of the South Carolina Business Corporation Act of 1988, as amended; or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or amendment of this provision, insofar as it would in any way enlarge the liability of any director of the Corporation shall be ineffective with respect to any acts or omissions occurring prior to the date of such repeal or amendment.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
SOLO ENERGY CORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Solo Energy Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is Solo Energy Corporation and that this corporation was originally incorporated pursuant to the General Corporation Law on January 6, 1997 under the name Solo Energy Corp.

SECOND: That the Board of Directors of this corporation (the "Board") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety as follows:

ARTICLE I

The name of this corporation is Solo Energy Corporation.

ARTICLE II

The address of the registered office of this corporation in the State of Delaware is 15 East North Street, in the City of Dover, 19901, County of Kent. The name of its registered agent at such address is Incorporating Services, Ltd.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

A.   Classes of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares that this corporation is authorized to issue is One Hundred Twenty Million Four

for any stock splits, stock dividends, recapitalizations or the like), payable when, as, and if declared by the Board. Such dividends shall not be cumulative. Any other dividends (as determined on a per annum basis and an as converted basis for the Series A, Series B, Series C and Series D Preferred Stock), shall be an amount equal to that paid on any other outstanding shares of this corporation. The holders of the outstanding Series A, Series B, Series C or Series D Preferred Stock can waive any dividend preference that such holders shall be entitled to receive under this Section 1 upon the affirmative vote or written consent of the holders of at least a majority of the Series A, Series B, Series C or Series D Preferred Stock, as applicable, then outstanding.

2.   Liquidation Preference.

(a)   In the event of any liquidation, dissolution or winding up of this corporation, either voluntary or involuntary, subject to the rights of a series of Preferred Stock that may from time to time come into existence, the holders of Series A, Series B, Series C and Series D Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of this corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to (i) $0.86 for each outstanding share of Series A Preferred Stock (the "Original Series A Issue Price"), (ii) $0.90 for each outstanding share of Series B Preferred Stock (the "Original Series B Issue Price"), (iii) $1.17 for each outstanding share of Series C Preferred Stock (the "Original Series C Issue Price") and (iv) the Original Issuance Price per share for each outstanding share of Series D Preferred Stock (the "Original Series D Issue Price"), plus declared but unpaid dividends on such share (subject to adjustment of such fixed dollar amounts for any stock splits, stock dividends, combinations, recapitalizations or the like). If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A, Series B, Series C and Series D Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of a series of Preferred Stock that may from time to time come into existence, the entire assets and funds of this corporation legally available for distribution shall be distributed ratably among the holders of the Series A, Series B, Series C and Series D Preferred Stock in proportion to the amounts that such holders would otherwise be entitled.

(b)   Upon completion of the distribution required by subsection (a) of this Section 2 and any other distribution that may be required with respect to a series of Preferred Stock that may from time to time come into existence, all of the remaining assets of this corporation available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(c)

(i) For purposes of this Section 2, a liquidation, dissolution or winding up of this corporation shall be deemed to be occasioned by, or to include (unless the holders of at least a majority of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series D Preferred Stock, as applicable, then outstanding shall determine otherwise), (A) the acquisition of this corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or

consolidation) that results in the transfer of fifty percent (50%) or more of the outstanding voting power of this corporation; or (B) a sale of all or substantially all of the assets of this corporation.

(ii) In any of such events, if the consideration received by this corporation is other than cash, its value will be deemed to be the fair value thereof as determined in good faith by the Board irrespective of any accounting treatment.

(iii) In the event the requirements of this subsection 2(c) are not complied with, this corporation shall forthwith either:

(A)   cause consummation of such event to be postponed until such time as the requirements of this Section 2 have been complied with; or

(B)   cancel such transaction, in which event the rights, preferences and privileges of the holders of the Series A, Series B, Series C and Series D Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in subsection 2(c)(iv) hereof.

(iv) This corporation shall give each holder of record of Series A, Series B, Series C and Series D Preferred Stock written notice of such impending transaction not later than twenty (20) business days prior to the stockholders' meeting called to approve such transaction, or twenty (20) business days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and this corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) business days after this corporation has given the first notice provided for herein or sooner than ten (10) business days after this corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of Preferred Stock that are entitled to such notice rights or similar notice rights and that represent at least a majority of the voting power of all then outstanding shares of such Preferred Stock.

3.   Redemption. The Preferred Stock is not redeemable.

4.   Conversion. The holders of the Series A, Series B, Series C and Series D Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a)   Right to Convert. Each share of Series A, Series B, Series C and Series D Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share (other than Series B Preferred Stock and Series D Preferred Stock held by SCANA Corporation or any of its wholly-owned subsidiaries, which shall be convertible, at the option of the holder thereof, at any time (i) immediately prior to a liquidation, dissolution or winding up of the Company as defined in Section 2(c), or (ii) on or after January 1, 2005), at the office of this corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Series A Issue Price, the Original Series B Issue Price, the Original Series C Issue Price and the Original Series D Issue Price, as applicable, by the Conversion Price applicable to such share, determined as

Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) **Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations.** The Conversion Price of the Series A, Series B, Series C and Series D Preferred Stock, as applicable, shall be subject to adjustment from time to time as follows:

(i) (A) If this corporation shall issue, after the date upon which any shares of Series A, Series B, Series C or Series D Preferred Stock, as applicable, were first issued (the "Purchase Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for such series in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such series in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be adjusted to a price determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (including shares of Common Stock deemed to have been issued pursuant to subsection 4(d)(i)(E)(1) or subsection 4(d)(i)(E)(2)) plus the number of shares of Common Stock that the aggregate consideration received by this corporation for such issuance would purchase at such Conversion Price; and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (including shares of Common Stock deemed to have been issued pursuant to subsection 4(d)(i)(E)(1) or subsection 4(d)(i)(E)(2)) plus the number of shares of such Additional Stock.

(B) No adjustment of the Conversion Price for the Series A, Series B, Series C or Series D Preferred Stock shall be made in an amount less than one cent per share, provided that any adjustments that are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three (3) years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three (3) years from the date of the event giving rise to the adjustment being carried forward. Except to the limited extent provided for in subsection 4(d)(i)(E)(3) and subsection 4(d)(i)(E)(4), no adjustment of such Conversion Price pursuant to this subsection 4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(C) In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by this corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(D) In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as reasonably determined in good faith by the Board, consistent with their fiduciary duties, irrespective of any accounting treatment.

(E) In the case of the issuance (whether before, on or after the applicable Purchase Date) of options to purchase or rights to subscribe for Common

issuable upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(5)   The number of shares of Common Stock deemed to have been issued and the consideration deemed to have been paid therefor pursuant to subsection 4(d)(i)(E)(1) and subsection 4(d)(i)(E)(2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either subsection 4(d)(i)(E)(3) or subsection 4(d)(i)(E)(4).

(ii) "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to subsection 4(d)(i)(E)) by this corporation after the Purchase Date other than:

(A)   Common Stock issued pursuant to a transaction described in subsection 4(d)(iii) hereof;

(B)   Shares of Common Stock issuable or issued to employees, consultants, directors, officers or vendors (if in transactions with primarily non-financing purposes) of this corporation directly or pursuant to a stock option plan or restricted stock plan approved by the Board;

(C)   Shares of Common Stock issued, issuable or deemed to have been issued by this corporation upon the conversion of Preferred Stock;

(D)   Shares of Common Stock issued, issuable or deemed to have been issued in connection with the acquisition by this corporation of the stock or assets of another corporation, partnership or other entity, provided that such issuances are first approved by the Board and for purposes other than primarily equity financing for this corporation;

(E)   Shares of Common Stock issued, issuable or deemed to have been issued by this corporation to a corporation, partnership or other entity with which this corporation has a partnership, joint venture or other business relationship, provided that such issuances are first approved by the Board and for purposes other than primarily equity financing for this corporation; or

(F)   Shares of Common Stock issued, issuable or deemed to have been issued in connection with a bona fide equipment lease financing or the incurrence by the corporation of any indebtedness for money borrowed, provided that such issuances are first approved by the Board and for purposes other than primarily equity financing for this corporation.

(iii) In the event this corporation should at any time or from time to time after the Purchase Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock

Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Series A, Series B, Series C and Series D Preferred Stock, as applicable, shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in subsection 4(d)(i)(E).

(iv) If the number of shares of Common Stock outstanding at any time after the Purchase Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Series A, Series B, Series C and Series D Preferred Stock, as applicable, shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e) <u>Other Distributions</u>. In the event this corporation shall declare a distribution on its Common Stock payable in securities of other persons, evidences of indebtedness issued by this corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 4(d)(iii), then, in each such case for the purpose of this subsection 4(e), the holders of the Series A, Series B, Series C and Series D Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of this corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of this corporation entitled to receive such distribution.

(f) <u>Recapitalizations</u>. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or Section 2) provision shall be made so that the holders of the Series A, Series B, Series C and Series D Preferred Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of such Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.

(g) <u>No Impairment</u>. This corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this corporation, but will at all times in good faith assist in the carrying out of all

the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series A, Series B, Series C and Series D Preferred Stock against impairment.

(h) <u>No Fractional Shares and Certificate as to Adjustments</u>.

No fractional shares shall be issued upon the conversion of any share or shares of the Series A, Series B, Series C or Series D Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded to the nearest whole share (with one-half being rounded upward). Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Series A, Series B, Series C or Series D Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

Upon the occurrence of each adjustment or readjustment of the Conversion Price of Series A, Series B, Series C or Series D Preferred Stock, as applicable, pursuant to this Section 4, this corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This corporation shall, upon the written request at any time of any holder of Series A, Series B, Series C or Series D Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of such series of Preferred Stock.

(i) <u>Notices of Record Date</u>. In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, this corporation shall mail to each holder of Series A, Series B, Series C or Series D Preferred Stock, at least twenty (20) business days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(j) <u>Reservation of Stock Issuable Upon Conversion</u>. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A, Series B, Series C and Series D Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of

In the case of any vacancy (other than a vacancy caused by removal) in the office of a director occurring among the directors elected by the holders of a class or series of stock pursuant to this Section 5(b), the remaining directors so elected by that class or series may by affirmative vote of a majority thereof (or the remaining director so elected if there be but one, or if there are no such directors remaining, by the affirmative vote of the holders of a majority of the shares of that class or series), elect a successor or successors to hold office for the unexpired term of the director or directors whose place or places shall be vacant. Any director who shall have been elected by the holders of a class or series of stock or by any directors so elected as provided in the immediately preceding sentence hereof may be removed during the aforesaid term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled only by the holders of that class or series of stock represented at the meeting or pursuant to unanimous written consent.

6. Protective Provisions. Subject to the rights of a series of Preferred Stock that may from time to time come into existence, so long as any shares of Preferred Stock are outstanding, this corporation shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Preferred Stock of at least three (3) of the four (4) following classes of Preferred Stock: (i) the Series A Preferred Stock, (ii) the Series B Preferred Stock, (iii) the Series C Preferred Stock; and (iv) the Series D Preferred Stock:

(a) increase (other than by conversion) the total number of authorized shares of Series A, Series B, Series C or Series D Preferred Stock;

(b) authorize or issue, or obligate itself to issue, any other equity security, including any other security convertible into or exercisable for any equity security on parity with or having a preference over, the Series A, Series B, Series C or Series D Preferred Stock with respect to dividends, liquidation or voting;

(c) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for this corporation or any subsidiary pursuant to agreements under which this corporation has the option to repurchase such shares at cost or at cost upon the occurrence of certain events, such as the termination of employment;

(d) increase the number of shares of Common Stock available for issuance upon the exercise of stock options granted to employees and other service providers of this corporation to more that 15% of the total number of shares of this corporation outstanding, on a fully diluted basis;

(e) merge or otherwise consolidate with or into any other business entity;

(f) sell, lease, assign or transfer all or substantially all of the assets of this corporation;

(g)   dissolve, liquidate or wind up the affairs of this corporation;

(h)   acquire the assets, business or control of another business entity for a price in excess of $1,000,000;

(i)   sell, transfer or convey any material patent, copyright or trademark;

(j)   pay dividends or make any other distributions;

(k)   materially alter the fundamental purpose of the business of this corporation;

(l)   amend the Amended and Restated Certificate of Incorporation or Bylaws of this corporation; or

(m)   issue unsecured indebtedness in excess of $1,000,000, other than debt incurred in connection with the provision of energy services contracts.

The majority vote of each Series of Preferred Stock shall be required to alter or change the rights, preferences or privileges of the shares of such Series so as to affect adversely the shares.

7.   Status of Converted Stock. In the event any shares of Series A, Series B, Series C or Series D Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be reissuable by this corporation. The Amended and Restated Certificate of Incorporation of this corporation shall be appropriately amended to effect the corresponding reduction in this corporation's authorized capital stock.

8.   Certain Observation Rights. During any such time that the Series C Director is not sitting on the Board for any reason, the holders of the outstanding shares of Series C Preferred Stock originally issued shall have the following rights:

(a)   Notices. The holders of the outstanding shares of Series C Preferred Stock originally issued shall be given a copy of any and all notices or other written materials sent to the Board at the same time as such materials are given to the Board, including, without limitation, notices of meetings, written consents to be approved by the Board and all other financial and other reports given to the Board.

(b)   Agenda. The Chairman of the Board shall create an agenda for each meeting of the Board and shall deliver such agenda to the Board and to the holders of the outstanding shares of Series C Preferred Stock originally issued no fewer than five (5) business days prior to such meeting. Each meeting of the Board shall be conducted in accordance with the agenda for such meeting.

(c)   Observation Rights. The holders of the outstanding shares of Series C Preferred Stock originally issued shall have the right to have a representative attend any meetings of the Board or any of its committees (including any adjournments thereof) either in person or by such other method as shall be allowed by the Bylaws of this corporation. Notwithstanding any

other terms contained herein to the contrary, no meeting of the Board or any committee thereof shall be conducted unless such representative of the holders of the outstanding shares of Series C Preferred Stock originally issued shall have been given prior written notice of such meeting at least five (5) business days prior to the date of such meeting. Such representative shall have the right to speak at such meetings and to make such suggestions and requests during such meetings as such representative deems appropriate, and the Board shall consider such suggestions and requests in good faith. Except for when the attorney-client privilege would be compromised in the reasonable opinion of counsel for this corporation, such representative shall not be excluded from any such meeting of the Board or any committee thereof. Exercise of the rights granted in this subsection 8(c) shall not be, and shall not be deemed to be, participation by the holders of the outstanding shares of Series C Preferred Stock originally issued on the Board.

(d)   Consent Resolution. In addition to the foregoing, the holders of the outstanding shares of Series C Preferred Stock originally issued shall have the right to review any consent resolutions of the Board prior to the execution thereof and to make suggestions and requests with respect thereto as the holders of the outstanding shares of Series C Preferred Stock originally issued deem appropriate, all of which shall be considered by the Board in good faith.

C.   Common Stock.   The rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as set forth below in this Article IV(C).

1.   Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board, out of any assets of this corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2.   Liquidation Rights. Upon the liquidation, dissolution or winding up of this corporation, the assets of this corporation shall be distributed as provided in Section 2 of Division (B) of Article IV hereof.

3.   Voting Rights. The holder of each share of Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

ARTICLE V

Except as otherwise provided in this Amended and Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of this corporation.

ARTICLE VI

The number of directors of this corporation shall be fixed from time to time by a bylaw or amendment thereof duly adopted by the Board of Directors or by the stockholders, and shall not fall below a minimum of six (6) members nor above a maximum of twelve (12), unless

a majority of the outstanding shares of each of the Series B Preferred Stock and Series C Preferred Stock consent to such change.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of this corporation shall so provide.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of this corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this corporation.

ARTICLE IX

A director of this corporation shall, to the fullest extent permitted by the General Corporation Law as it now exists or as it may hereafter be amended, not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law is amended, after approval by the stockholders of this Article IX, to authorize corporation action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.

Any amendment, repeal or modification of this Article IX, or the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article IX, by the stockholders of this corporation shall not apply to or adversely affect any right or protection of a director of this corporation existing at the time of such amendment, repeal, modification or adoption.

ARTICLE X

This corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. Notwithstanding the foregoing, Article VI may not be amended or repealed without the approval of the holders of a majority of the outstanding shares of each of the Series B Preferred Stock and the Series C Preferred Stock.

ARTICLE XI

To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) agents of this corporation (and any other persons to which the General Corporation Law permits this corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote

of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to any applicable statutory or non-statutory limits with respect to actions for breach of duty to this corporation, its stockholders and others.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

* * *

THIRD: The foregoing amendment and restatement was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the General Corporation Law.

FOURTH: That said amendment and restatement was duly adopted in accordance with the provisions of Section 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by the President and the Secretary of this corporation on this 20th day of February, 2001.

/s/ Martin Lagod
Martin Lagod, President

Alan Talkington
Alan Talkington, Secretary

SCANA

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[CRITICALLY] SPEAKING

CRITICALLY SPEAKING, you'll like what you hear about SCANA. We are a Southeastern-focused corporation with the breadth and depth of more than 150 years of experience in the energy industry. We are a diverse group of companies with enthusiastic people focused on providing affordable, reliable products and services. An electric and gas company providing our customers a warm home in the winter, a cool home in the summer, and the peace of mind to know the lights will come on with the flip of a switch. A regional energy supplier delivering worry-free natural gas service and electricity at a fair price. A confident and decisive manager of energy needs that optimizes energy portfolios for other businesses. A telecommunications carrier providing leading-edge fiber optic capacity. A group of 5,500 caring, dedicated people setting the standards for excellence in customer service quality and reliability. A financially solid Fortune 500 corporation aggressively promoting our products and services through geographic, market and product expansions. SCANA is an industry leader focused on five areas critical to the betterment of our shareholders, our customers, our employees and our communities.



[LETTER]
To Shareholders

I am pleased to submit the 2001 Summary Annual Report of SCANA Corporation and to highlight some of the significant accomplishments of the past year. There were many challenges, but our employees stayed focused on those factors critical to our success. These "critical success factors" are discussed throughout this report.

I would like to pause at the outset and recognize the passing of Allan Mustard, a former officer and director of the Company, and Virgil Summer, who was Chairman and Chief Executive Officer of the Company. They were instrumental in the enormous growth of the Company in the 1970's and 1980's. Virgil Summer started as a floor sweeper in a power plant and worked his way up through the Company to be its leader. They each made important contributions to the growth of our Company and they will be missed.

Financially, earnings from ongoing operations in 2001 were $2.15 per share, about the same level as last year. The declining economy, extremely high natural gas costs and very temperate weather offset customer growth and lower interest costs. We also reported non-recurring earnings of $3.00 per share, net, from our various telecommunications and alternate energy investments. These earnings are not cash yet, and are still subject to fluctuations in the market price of the various securities. In 2002, we will continue to explore opportunities to monetize these investments and redeploy the proceeds to strengthen our financial condition. A complete discussion of the year's financial results is included in SCANA's 2002 Proxy Statement under the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." At its meeting held February 21, 2002, the Board of Directors raised the indicated annual dividend rate on the Company's common stock by 8.3% to $1.30 per share, effective with the quarterly dividend to be paid April 1, 2002.

The tragedy of September 11 affected our Company in many ways. We have significantly strengthened our security at major facilities, especially at the V.C. Summer Nuclear Station. I want to assure you that we are working in very close coordination with police, military and other government agencies to ensure the public safety and the continued safe operation of our assets. Our employees have a renewed and heightened commitment to serving our customers.

We all recognize that in troubled times, our customers need the security of reliable, affordable energy service.

The current economic downturn continues to affect our business. Obviously, industrial production is down slightly and consumer spending seems to have slowed but housing remains strong. We have adjusted our expansion plans and operating budgets to reflect these new realities. I believe our announced long-term earnings growth target of 6 percent to 8 percent will be achieved for the foreseeable future, assuming normal weather in our utility service area.

I am frequently asked about the effect the Enron bankruptcy may have on the Company. Operationally, it will have very little effect on us. We did almost no business with Enron. Trading activities, which were fundamental to Enron's business, were never a part of our strategic plans or business operations. SCANA's historical role has been to supply energy directly to end-users. Substantially all of our businesses are already closely regulated. Our operations are routinely audited by state regulatory agencies, the Federal Energy Regulatory Commission and the Securities and Exchange Commission.

The unfortunate part of the Enron debacle is that many companies and their people, who have operated in a forthright and ethical manner, now find themselves under a cloud of suspicion solely because of the apparent actions of a very few people at Enron. At SCANA, we have a very strong culture and history of following the rules. Our values are integral to our every activity, and our reputation is based on demonstrated adherence to these values. We have a very effective corporate compliance program with annual training for all employees. Violations of company policies are dealt with sternly. Certainly we are not a perfect organization, but we are committed to observing and enforcing the highest ethical standards in all our operations.

As I look forward to the next few years, there are several major projects ongoing. The project to strengthen the Lake Murray Dam to the latest federal seismic standards is underway. It will be completed in 2005, and will cost nearly $250 million. Our next increment of electric generation has been approved for siting in Jasper County, SC and we will be constructing

approximately 35 miles of interstate natural gas pipeline to serve that facility. These new facilities will be in service in 2004. Later this year we will file for a plant life extension of 20 years for the V. C. Summer Nuclear Station so it can operate until 2042. The opportunity for Summer Station to operate an additional 20 years will substantially lower the cost of power generated from that plant. At the same time, we will be significantly upgrading the pollution abatement equipment at our power plants. These major projects, plus the ongoing distribution system expansion to serve our new electric or gas customers, combined with the reinvestment of retained earnings, will allow us to meet our earnings growth targets.

At this year's Annual Shareholders Meeting, Hugh Chapman and Lawrence Gressette will retire from the Board of Directors. Both men have been instrumental in the progress of the Company and the development of its executives. They have been great mentors and friends to me, and great leaders in the progress of the State of South Carolina. Their advice and counsel will be missed.

In closing, I want to pay a special tribute to our employees. It seems like each month of the past year brought new and extremely challenging events for us. Still, employees garnered awards for excellence in operating the nuclear plant and for excellence in customer service. They have rescaled our operations and our plans to fit new economic realities. They have forthrightly dealt with the threat of terrorism. They have operated our Company in an exemplary manner. As a group, SCANA's employees own almost 13% of the outstanding common stock of our Company. Their performance during the exceptional challenges of the past year gives me great confidence in our future.

Respectfully submitted,

W.B. Timmerman
Chairman, President and CEO
February 21, 2002

"SOUTHERN HOSPITALITY"

When I first moved to South Carolina, I dreaded the hassles of getting settled into my new home. But as soon as I got on the phone with my new electric and gas company, I knew I had made the right choice – talk about southern hospitality!

Understanding our customers' needs and enthusiastically meeting or exceeding their expectations is at the heart of our philosophy at SCANA. Our electric operations were ranked first in the nation in 2001 by large industrial customers in overall customer satisfaction in an annual benchmark survey conducted by TQS Research. The survey, which includes the 70 largest utilities in the U.S., measures performance in the areas of reliability, power quality, pricing, energy efficiency and account representative performance. We also ranked second in the survey the two previous years. Our residential ratings consistently rank very high as well. This extremely high performance in the critical area of customer service over the years bodes well for SCANA's competitiveness and future in the evolving energy industry.

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Excellence in Customer Service
SCANA Critical Success Factor N°.5



"THE POWER TO SAVE LIVES"

Caring for human life requires an experienced staff, cutting-edge technology and a continuous supply of energy. In a typical year, our hospital will use over 13 million kilowatt-hours of electricity in the course of treating some 80,000 patients. In that sense, the energy we receive from SCANA gives us the power to save lives.

Today we live in a 24/7 world in which people and businesses require a steady and affordable supply of electricity quickly and efficiently, and SCANA is up to the challenge. The generation of electricity is the backbone of our operations. We have one of the most efficient, reliable and low-cost generation systems in the country. Our competitive advantage is reflected in our cost to generate, which is consistently below both the regional and national averages. The reliability of our system ranks above the industry average as well. And, we are always looking ahead to make certain that low-cost generation is available for our customers in the future. The two major generation expansion projects that are underway will add the capacity we need to continue to provide a more than adequate power supply. A 450-megawatt repowering project is on schedule for completion in the summer of 2002, and a new 875-megawatt generating plant is expected to be online in the summer of 2004. These projects will allow us to continue to economically meet future load growth.

Low-Cost Electric Generation
SCANA Critical Success Factor No. 4



"THE DECIDING FACTOR"

In selecting a location for our new plant, we considered 18 states, with criteria weighted on regional services and cost of operation. In the end, SCANA's track record for low-cost, reliable electric and natural gas service proved to be the deciding factor.

Even with superior products and services, competitive pricing is a critical part of being successful. One way we're keeping our prices down is through our low-cost electric generation. Other ways include re-evaluating industrial rate structures and developing commodity procurement and hedging programs, based on an understanding of our retail customers' needs, that ensure a reliable and cost-effective natural gas supply.

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Competitive Pricing
SCANA Critical Success Factor N°.3



"WORTH THE INVESTMENT"

Life is what you make of it. But it helps to have the support of a company that really believes in you. Thanks to SCANA's generous tuition reimbursement program, I was able to go back to school and get ahead. It's been a long road, but it was definitely worth the investment.

While always a priority at SCANA, developing the people who deliver the products and services our customers have come to expect and enjoy is even more critical today in our increasingly competitive world. Our employees are encouraged to experience a unique challenge through an internal program that better enables them to be a catalyst for change through personal leadership. This program is designed to encourage accountability, improve communications skills, build trust and self-confidence, foster collaboration and teach relationship building. SCANA is also committed to other employee development activities such as professional certifications, career pathing, mentoring and cross-functional training. Additionally, SCANA's education assistance program provides tuition reimbursement for continuing education. Together, these initiatives help those of us at SCANA develop the best and brightest creative solutions to our business needs, and provide our customers with the services they deserve and our shareholders the returns they expect.

Developing Our People
SCANA Critical Success Factor N°.2



"ONE OF THE ROCKS"

In a rapidly evolving economic landscape, where assumptions about how to increase shareholder value don't always hold, SCANA Corporation has proven to be a solid, smart investment. They're one of the rocks in my portfolio, no matter what the financial climate.

Financial stability during times of economic change and uncertainty is vitally important to investors and companies alike. That's why we're zeroed in on areas that will help position the Company to meet our goal of 6 to 8 percent annual earnings growth to keep SCANA financially strong. By doing so, we will be in a position to increase the annual cash dividend on common stock at a rate that reflects that growth. The service areas of our core regulated electric and natural gas businesses in North and South Carolina remain strong, and we expect continued, steady growth in these markets. Earnings in the non-regulated Georgia retail natural gas market as well as other non-regulated businesses continue to grow. And, we are investing in two new generation facilities which will come online in 2002 and 2004 that will create additional revenue streams and continued profitable growth for years to come.

Profitable Growth
SCANA Critical Success Factor N°.1



¹⁹99 ²⁰00 ²⁰01   ¹⁹99 ²⁰00 ²⁰01

⊙ **Reported Earnings**   ⊙ **Dividends Declared**   **Market Price**   ⊙ **Book Value**
   per Common Share   *per Common Share*   *per Common Share*   *per Common Share*

[FINANCIAL]
Highlights

○ Effective January 1, 2000, SCANA acquired PSNC Energy, which increased earnings by $21 million or $.20 per share, exclusive of interest costs on acquisition debt.

○ In 2001, SCANA exchanged its shares of Powertel, Inc. for shares of Deutsche Telekom AG and recognized an after-tax gain of $354 million or $3.38 per share. SCANA also sold its Security business and recognized an after-tax gain of $4.6 million or $.04 per share. Also in 2001, SCANA recognized impairment losses on telecommunications and other investments and recorded after-tax losses of approximately $44 million or $.42 per share.

SCANA CORPORATION

SELECTED FINANCIAL AND OTHER STATISTICAL DATA

For the Years Ended December 31,	2001	2000	1999	1998	1997
Statement of Income Data					
Operating Revenues	$3,451	$3,433	$2,078	$2,106	$1,725
Operating Income	528	554	353	470	425
Other Income	550	44	90	19	41
Income Before Cumulative Effect of Accounting Change	539	221	179	223	221
Net Income	$539	$250	$179	$223	$221
Balance Sheet Data					
Utility Plant, Net	$5,263	$4,949	$3,851	$3,787	$3,648
Total Assets	7,822	7,427	6,011	5,281	4,932
Capitalization:					
Common equity	2,194	2,032	2,099	1,746	1,788
Preferred Stock [Not subject to purchase or sinking funds]	106	106	106	106	106
Preferred Stock [Subject to purchase or sinking funds]	10	10	11	11	12
Mandatorily Redeemable Preferred Stock	50	50	50	50	50
Long-term Debt, net	2,646	2,850	1,563	1,623	1,566
Total Capitalization	$5,006	$5,048	$3,829	$3,536	$3,522
Common Stock Data					
Weighted Average Shares Outstanding [Millions]	104.7	104.5	103.6	105.3	107.1
Basic and Diluted Earnings Per Share	$5.15	$2.40	$1.73	$2.12	$2.06
Dividends Declared Per Share of Common Stock	$1.20	$1.15	$1.32	$1.54	$1.51
Other Statistics [1]					
Electric:					
Customers [Year-End]	547,388	537,253	523,552	517,447	503,905
Total sales [Million KWH]	22,928	23,352	21,744	21,203	18,852
Residential:					
Average annual use per customer [KWH]	14,196	14,596	14,011	14,481	13,214
Average annual rate per KWH	$.0805	$.0787	$.0787	$.0801	$.0799
Generating capability - Net MW [Year-End]	4,520	4,544	4,483	4,387	4,350
Territorial peak demand - Net MW	4,196	4,211	4,158	3,935	3,734
Regulated Gas:					
Customers [Year-End]	646,230	637,018	260,456	257,051	252,797
Sales, excluding transportation [Thousand Therms]	1,183,463	1,389,975	1,013,083	1,002,952	945,289
Residential:					
Average annual use per customer [Therms]	616	644	507	521	531
Average annual rate per therm	$1.17	$1.08	$.86	$.86	$.86
Nonregulated Gas:					
Retail customers [Year-End]	385,581	431,814	430,950	78,091	n/a
Firm customer deliveries [Thousand Therms]	359,602	431,115	229,660	4,692	n/a
Interruptible customer deliveries [Thousand Therms]	407,188	306,099	188,828	2,167,931	782,248

[1] Other Statistics for 2000 exclude the effect of the change in accounting for unbilled revenues, where applicable.

SCANA CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

[Millions of dollars]	December 31, 2001	2000
Assets		
Utility Plant, net	**$5,263**	$4,949
Nonutility Property, net	**93**	79
Non-current Investments	**191**	203
Utility and Nonutility Property and Investments, net	**5,547**	5,231
Current Assets:		
Cash and temporary investments	**212**	159
Receivables, net	**424**	694
Inventories	**236**	183
Prepayments and other	**21**	16
Investments	**664**	479
Total Current Assets	**1,557**	1,531
Deferred Debits	**718**	665
Total Assets	**$7,822**	$7,427
Capitalization and Liabilities		
Shareholders' Investment:		
Common Equity	**$2,194**	$2,032
Preferred stock [Not subject to purchase or sinking funds]	**106**	106
Total Shareholders' Investment	**2,300**	2,138
Preferred Stock, net [Subject to purchase or sinking funds]	**10**	10
SCE&G-Obligated Mandatorily Redeemable Preferred Securities, due 2027	**50**	50
Long-Term Debt, net	**2,646**	2,850
Total Capitalization	**5,006**	5,048
Current Liabilities:		
Short-term borrowings	**165**	398
Current portion of long-term debt	**739**	41
Accounts payable and accrued liabilities	**503**	579
Deferred income taxes, net	**154**	98
Total Current Liabilities	**1,561**	1,116
Deferred Credits	**1,255**	1,263
Commitments and Contingencies	**-**	
Total Capitalization and Liabilities	**$7,822**	$7,427

SCANA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,
[Millions of Dollars]

	2001	2000	1999
Operating Activities:			
Net income	**$539**	$250	$179
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of accounting change, net of taxes		(29)	
Depreciation and amortization	**236**	227	177
Amortization of nuclear fuel	**16**	16	18
Gain on sale of assets and investments	**(558)**	(3)	(68)
Impairment on investments	**62**		
Hedging activities	**(65)**		
Allowance for funds used during construction	**(26)**	(9)	(7)
Over (under) collection, fuel adjustment clauses	**20**	(25)	(6)
Changes in certain assets and liabilities	**292**	(112)	(53)
Other	**(20)**	76	(15)
Net Cash Provided By Operating Activities	**496**	391	225
Investing Activities:			
Utility property additions and construction expenditures, net of AFC	**(523)**	(334)	(238)
Purchase of subsidiary, net of cash acquired		(212)	
Other investing activities	**(43)**	(39)	15
Net Cash Used In Investing Activities	**(566)**	(585)	(223)
Financing Activities:			
Proceeds from debt issuance	**803**	1,146	299
Debt repayments and stock repurchases	**(317)**	(772)	(97)
Dividends on preferred and common stock	**(130)**	(131)	(155)
Short-term borrowings, net	**(233)**	(6)	5
Net Cash Provided By Financing Activities	**123**	237	52
Net Increase in Cash and Temporary Investments	**53**	43	54
Cash and Temporary Investments, January 1	**159**	116	62
Cash and Temporary Investments, December 31	**$212**	$159	$116

SCANA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, [Millions of Dollars, except per share amounts]	2001	2000	1999
Operating Revenues:			
Electric	$1,369	$1,344	$1,226
Gas – Regulated	1,015	998	422
Gas – Nonregulated	1,067	1,091	430
Total Operating Revenues	3,451	3,433	2,078
Operating Expenses:			
Fuel used in electric generation	283	295	285
Purchased power	138	82	36
Gas purchased for resale	1,681	1,694	721
Other operation and maintenance	482	477	411
Depreciation and amortization	224	217	169
Other taxes	115	114	103
Total Operating Expenses	2,923	2,879	1,725
Operating Income	528	554	353
Other Income (Expense):			
Other income, including allowance for equity funds used during construction	54	41	22
Gain on sale of assets	13	3	68
Gain on sale of investments	545		
Impairment of investments	(62)		
Total Other Income	550	44	90
Income Before Interest Charges, Income Taxes, Preferred Stock Dividends and Cumulative Effect of Accounting Change	1,078	598	443
Interest Charges, Net of Allowance for Borrowed Funds	223	225	142
Income Before Income Taxes, Preferred Stock Dividends and Cumulative Effect of Accounting Change	855	373	301
Income Taxes	305	141	111
Income Before Preferred Stock Dividends and Cumulative Effect of Accounting Change	550	232	190
Preferred Stock Dividends	11	11	11
Income Before Cumulative Effect of Accounting Change	539	221	179
Cumulative Effect of Accounting Change, net of taxes	-	29	
Net Income	$539	$250	$179
Basic and Diluted Earnings Per Share of Common Stock:			
Before Cumulative Effect of Accounting Change	$5.15	$2.12	$1.73
Cumulative Effect of Accounting Change, net of taxes	-	.28	
Basic and diluted earnings per share	$5.15	$2.40	$1.73
Weighted average shares outstanding [Millions]	104.7	104.5	103.6

SCANA CORPORATION

SCANA is issuing its annual report in summary format. Complete financial statements and an extensive review of its financial condition and results of operations are provided to shareholders of record as of March 14, 2002 as part of SCANA's proxy statement. The full financials and extensive discussion of the business and operation of SCANA and its subsidiaries also are included in the 2001 Form 10-K filed with the Securities and Exchange Commission.

FINANCIAL REVIEW

Earnings derived from continuing operations increased by $.03 in 2001, from $2.12 to $2.15, primarily as a result of improved results from retail gas marketing and other energy marketing activities. These improvements were partially offset by decreases in electric and gas margins, primarily attributable to milder than normal weather and the effects of a slowing economy. In 2001 the Company also recognized a non-recurring gain of $3.38 per share in connection with the sale of its investment in Powertel, Inc., which was acquired by Deutsche Telekom AG, and a gain of $.04 per share in connection with the sale of the assets of SCANA Security. In 2001 the Company also recorded impairment charges related to investments in ITC^DeltaCom ($.34), a developer of micro-turbine technology ($.04) and a lime production plant ($.04).

ELECTRIC OPERATIONS - Electric sales margin decreased in 2001 primarily due to milder weather and higher purchased power costs, which were partially offset by customer growth and lower fuel costs. Sales volume decreased primarily due to milder weather and the impact of the slowing economy.

GAS DISTRIBUTION - Gas distribution sales margins decreased in 2001 primarily as a result of a slowing economy and increased competition with alternate fuels. Sales volume decreased due to milder weather and use of alternate fuels by industrial customers.

GAS TRANSMISSION - Gas transmission sales margins decreased in 2001 primarily as a result of decreased volumes. Sales to industrial customers were reduced due to competitive pricing of alternate fuels and a slowing economy, while sales to electric generation and sales for resale were reduced due to milder weather.

RETAIL GAS MARKETING - Retail gas operating revenues increased in 2001 due to cold weather and record high gas costs early in the year. Net income increased primarily as a result of increases in gross margins on gas sales.

ENERGY MARKETING - Energy marketing operating revenues decreased in 2001 primarily due to lower prices for natural gas in the latter part of the year; however, net income increased primarily due to improved margins.

OTHER OPERATING EXPENSES - Other operating expenses increased in 2001 primarily as a result of increases in employee benefit costs. Depreciation and amortization increased primarily as a result of normal increases in utility plant. Other taxes increased primarily due to increased property taxes.

OTHER INCOME - Other income increased in 2001 primarily as a result of the non-recurring gains recognized in connection with the sale of the Company's investment in Powertel, Inc. and the sale of the assets of SCANA Security. These gains were partially offset by the impairments recorded related to investments in ITC^DeltaCom, a developer of micro-turbine technology, and a lime production plant.

INTEREST EXPENSE - Interest expense decreased in 2001 due to the effects of declining variable interest rates, the Company's use of interest rate swap contracts to convert higher fixed rate debt to lower variable rate debt and a decrease in the weighted average interest rate on long-term debt. These decreases were partially offset by increased borrowings.

INCOME TAXES - Income taxes increased in 2001, primarily due to the recording of deferred income taxes in connection with the non-recurring gain on the sale of the Company's investment in Powertel, Inc.

CASH FLOWS - In 2001, cash flows from operating activities increased primarily due to decreases in the levels of accounts receivable. Receivables were unusually high in December 2000 due to record high gas prices and cold weather. Cash was also obtained from several financings, including the issuance of notes and bonds, and was utilized primarily for construction of utility assets, other debt repayments and the payment of dividends.

INVESTOR INFORMATION

Corporate Headquarters

SCANA Corporation
1426 Main Street
Columbia, SC 29201-2845
Telephone: (803) 217-9000

INTERNET ACCESS

Information about the Company, including stock quotes, financial reports, press releases and information on the Company's products and services, is available on SCANA's home page on the Internet. Registered shareholders may also access a variety of information about their stock account 24-hours a day, seven days a week through our Company's Web site at www.scana.com.

ANNUAL MEETING

SCANA Corporation's 2002 Annual Meeting of Shareholders will be held at 9:00 a.m. on Thursday, May 2, at Leaside, 100 East Exchange Place, in Columbia, SC.

COMMON STOCK

SCANA Corporation's common stock is listed and traded on the New York Stock Exchange (NYSE). The ticker symbol is SCG. Quotes may be obtained in daily newspapers under the listing SCANA.

DIVIDENDS

Dividends on SCANA's common stock and SCE&G's cumulative preferred stock are declared quarterly by the Company's board of directors, and are normally payable on the first day of January, April, July and October to shareholders of record on or about the 10th day of the preceding month.

SCANA INVESTOR PLUS PLAN

The Plan provides investors a convenient and economical means of acquiring, holding and transferring shares of SCANA's common stock. Participants may purchase additional shares of common stock through automatic reinvestment of all or a portion of their cash dividends on SCANA's common stock and SCE&G's cumulative preferred stock and/or by making optional cash payments of up to $100,000 per calendar year. The Plan also features a direct purchase provision through which investors can acquire their first shares of SCANA's common stock directly from the Company. A variety of other services, including direct deposit of dividends and safekeeping of share certificates, are also available. To receive a Plan prospectus and enrollment form, please contact Shareholder Services.

SHAREHOLDER SERVICES

Questions concerning SCANA's Investor Plus Plan, stock transfer requirements, replacement of lost or stolen stock certificates or dividend checks, address changes, direct deposit of dividends, elimination of duplicate mailings, or other account services should be directed to the Shareholder Services Department:

SCANA Corporation
Attention: Shareholder Services (054)
Columbia, SC 29218-0001

(800) 763-5891 (24-hour toll-free Investor Line)
(803) 217-7817 (Columbia)
(Note: A Shareholder Services representative is available between 9:00 a.m. and 4:00 p.m. Eastern time, Monday through Friday)

E-MAIL shareholder@scana.com
FAX (803) 217-7389

TRANSFER AGENT AND REGISTRAR

SCANA Corporation maintains shareholder records, issues dividend checks and acts as Transfer Agent and Registrar for the Company's common stock and SCE&G's cumulative preferred stock. Shareholders may send stock certificates directly to the Company's Shareholder Services Department for transfer. There is no charge for this service. The Company recommends that certificates be mailed by registered or certified mail. Signatures required for transfer must be guaranteed by an official of a financial institution that is an approved member of a Medallion Signature Guarantee Program.

FORM 10-K

A copy of SCANA's 2001 Annual Report on Form 10-K (as filed with the Securities and Exchange Commission) is available without charge by contacting Shareholder Services.

AUDITORS

Deloitte & Touche LLP
Certified Public Accountants
1426 Main Street, Suite 820
Columbia, SC 29201

INVESTOR RELATIONS CONTACTS

H. John Winn, III
(803) 217-9240
FAX (803) 217-7344
E-MAIL jwinn@scana.com

Byron W. Hinson
(803) 217-7458
FAX (803) 217-7344
E-MAIL bhinson@scana.com

INVESTORS' ASSOCIATION

For information about this organization's activities, please write to:

Association of SCANA Corporation Investors
c/o Julian E. Keil
P.O. Box 32115
Charleston, SC 29417-2115

Statements included in this discussion and analysis (or elsewhere in this annual report) which are not statements of historical fact are intended to be, and are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, and that actual results could differ materially from those indicated by such forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the following: [1] that the information is of a preliminary nature and may be subject to further and/or continuing review and adjustment [2] changes in the utility and nonutility regulatory environment; [3] changes in the economy, especially in areas served by the Company's subsidiaries; [4] the impact of competition from other energy suppliers; [5] growth opportunities for the Company's regulated and diversified subsidiaries; [6] the results of financing efforts; [7] changes in the Company's accounting policies; [8] weather conditions, especially in areas served by the Company's subsidiaries; [9] performance of and marketability of the Company's investments in telecommunications companies; [10] inflation; [11] changes in environmental regulations; [12] volatility in commodity natural gas markets and [13] the other risks and uncertainties described from time to time in the Company's periodic reports filed with the SEC. The Company disclaims any obligation to update any forward-looking statements.

SCANA®
POWER FOR LIVING

Your **VOTE** Is Important



SCANA Corporation 2002 Proxy Statement

Notice of Annual Meeting,
Proxy Statement for Annual Meeting,
Annual Financial Statements,
Review of Operations and Related
Information



March 22, 2002

Dear Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders to be held on Thursday, May 2, 2002. The meeting will be held at Leaside, 100 East Exchange Place, Columbia, South Carolina. You will find directions to Leaside on the back of the enclosed admission ticket.

- The approximate date of mailing for this proxy statement and enclosures is March 22, 2002. In order to reduce production costs, we are including SCANA's annual financial statements, review of operations and related information in the Proxy Statement.

- You will find a Notice of Meeting on page 1 identifying two proposals that will be presented at the Annual Meeting.

- At the meeting, we will give you a brief report on SCANA's 2001 business results.

- If you plan to attend the meeting, please indicate on the enclosed proxy card. An admission ticket is enclosed.

- If you will need special assistance at the meeting because of a disability, please contact the office of the Corporate Secretary, Mail Code 13-4 at SCANA Corporation's principal executive offices, 1426 Main Street, Columbia, South Carolina 29201 or call 1-803-217-9683 no later than Thursday, April 25, 2002.

- Refreshments will be served beginning at 8:00 A.M. at Leaside.

Your Vote Is Important. We encourage you to read this Proxy Statement and vote your shares as soon as possible. A postage-paid return envelope for your proxy card is enclosed for your convenience. SCANA shareholders can now vote their proxies electronically—by telephone or Internet. Telephone and Internet voting permits you to vote at your convenience, 24 hours a day, seven days a week. Detailed voting instructions are included on your proxy card.

You will have an opportunity during this year's voting process to elect to view future proxy statements and annual reports on the Internet, rather than receive paper copies in the mail. Electing this option will help us reduce printing and postage costs, and is more environmentally friendly. Additional information may be found on page 3.

Sincerely,

William B. Timmerman
Chairman of the Board,
President and Chief Executive Officer

Table of Contents



Meeting Date:	Thursday, May 2, 2002
Meeting Time:	9:00 A.M., Eastern Daylight Savings Time
Meeting Place:	Leaside, 100 East Exchange Place Columbia, South Carolina
Meeting Record Date:	March 8, 2002
Meeting Agenda:	1) Election of Class III Directors 2) Approval of Appointment of Auditors

Shareholder List

A list of shareholders entitled to vote at the meeting will be available for inspection, upon written request by a shareholder, at SCANA's Corporate Offices, 1426 Main Street, Columbia, South Carolina 29201 during business hours from March 22, 2002 through the date of the meeting.

Admission to the Meeting

An admission ticket or proof of share ownership as of the record date is required. See page 23.

By Order of the Board of Directors

Lynn M. Williams
Corporate Secretary

PLEASE SIGN, DATE AND MAIL YOUR PROXY TODAY IN THE ENVELOPE ENCLOSED OR YOU MAY VOTE ELECTRONICALLY BY TELEPHONE OR INTERNET. THE ENCLOSED PROXY CARD GIVES DETAILED INSTRUCTIONS ON TELEPHONE AND INTERNET VOTING.

Your Vote Is Important

Whether or not you plan to attend the Annual Meeting, please vote your shares as soon as possible.

Shares Held Directly

If you hold your shares directly, you may vote by proxy or in person at the meeting. To vote by proxy, you may select one of the following options: telephone, Internet or mail.

Vote By Telephone:

You may vote your shares by telephone by calling the toll free telephone number shown on your proxy card. You must have a touch-tone phone to use this option. Telephone voting is available 24 hours a day, seven days a week. Clear and simple voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. Our telephone voting procedures have been designed to validate the shareholder by using individual control numbers. You may also consent to view future proxy statements and annual reports on the Internet instead of receiving them through the mail. If you vote by telephone, you do **NOT** need to return your proxy card.

Vote By Internet:

You may vote on the Internet. The web site for Internet voting is shown on your proxy card. Internet voting is available 24 hours a day, seven days a week. You will be given the opportunity to confirm that your instructions have been properly recorded. You may also consent to view future proxy statements and annual reports on the Internet instead of receiving them through the mail. If you vote on the Internet, you do **NOT** need to return your proxy card.

Vote By Mail:

If you choose to vote by mail, simply mark the enclosed proxy card, date and sign it, and return it to SCANA in the postage-paid envelope provided. If you wish to view future proxy statements and annual reports on the Internet, check the box provided on the proxy card. If you indicate your voting choices on your proxy card, your shares will be voted in accordance with your directions. If your proxy card is signed and returned without specifying choices, the shares will be voted FOR all nominees for directors and FOR Proposal 2.

Shares Held In Street Name

If you hold shares in street name, you may direct your vote by submitting voting instructions to your broker or nominee. Please refer to the voting instruction card included by your broker or nominee.

Changing Your Proxy Vote

You may change your proxy instructions at any time prior to the vote at the Annual Meeting. For shares held directly in your name, you may accomplish this by granting a new proxy (by telephone, Internet or mail) bearing a later date (which automatically revokes the earlier proxy) or by attending the Annual Meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares held in street name, you may accomplish this by submitting new voting instructions to your broker or nominee.

Voting By Savings Plan Participants

If you own SCANA shares as a participant in the SCANA Stock Purchase Savings Plan, you will receive a proxy card that covers only your plan shares. Proxies executed by plan participants will serve as voting instructions to the trustee for the plan.

Vote Required and Method of Counting Votes

At the close of business on the record date, March 8, 2002, there were 104,438,404 shares outstanding and entitled to vote at the Annual Meeting. Each share is entitled to one vote on each item.

The presence, in person or by proxy, of the holders of a majority of the shares entitled to be voted at the Annual Meeting is necessary to constitute a quorum. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular item because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

Proposal 1 — Election of Directors

A plurality of the votes cast is required for the election of directors. "Plurality" means that if there are more nominees than positions to be filled, the four individuals who receive the largest number of votes cast for Class III Directors will be elected as directors. Votes indicated as "withheld" and broker "non-votes" will not be cast for nominees.

The Company knows of no reason why any of the nominees for director named herein would be unable to serve. In the event, however, that any nominee named should, prior to the election, become unable to serve as a director, your proxy (unless designated to the contrary) will be voted for such other person or persons as the Board of Directors of the Company may recommend.

Proposal 2 — Approval of Appointment of Auditors

The appointment of Deloitte & Touche LLP will be approved if more shares vote for approval than vote against. Accordingly, abstentions and broker "non-votes" will have no effect on the vote.

Other Business

The Board knows of no other matters to be presented for shareholder action at the meeting. If other matters are properly brought before the meeting, the persons named in the accompanying proxy card intend to vote the shares represented by them in accordance with their best judgment.

View Proxy Statements and Annual Reports on the Internet

SCANA shareholders may elect to view all future proxy statements and annual reports on the Internet instead of receiving them by U.S. Mail each year. If you choose to access future proxy statements and annual reports online, you will continue to receive a proxy card in the mail. Future proxy cards will contain the web site access address and other necessary information to view the proxy material and to submit your vote. Whether you receive your proxy material in the mail or view it on the Internet, you will continue to have the option to vote by telephone, on the Internet, by mail or at the Annual Meeting. Please be aware that if you choose to view your proxy materials on the Internet, you may incur costs, such as, telephone and Internet access charges, for which you will be responsible.

If you wish to take advantage of this option, you may make this election when voting your proxy. If you vote by telephone or on the Internet, simply respond to the question when prompted. If you vote by mail, please mark the box on your proxy card.

If you elect to view the proxy material on the Internet and then change your mind, you may revoke the election at any time by calling SCANA Shareholder Services at 1-800-763-5891.

Board Fees

Officers of SCANA who are also directors do not receive additional compensation for their service as directors. Since July 1, 2000, compensation for non-employee directors has included the following:

- an annual retainer of $30,000 (60% of the annual retainer fee is paid in shares of SCANA Common Stock);
- $3,500 for each board meeting attended;
- $3,000 for attendance at a committee meeting held on a day other than a regular meeting of the Board;
- $250 for participation in a telephone conference meeting;
- $2,000 for attendance at an all-day conference; and
- reimbursement for expenses incurred in connection with all of the above.

Director Compensation and Deferral Plans

Since January 1, 2001, non-employee director compensation deferrals have been governed by the SCANA Corporation Director Compensation and Deferral Plan. Amounts deferred by directors in previous years under the SCANA Voluntary Deferral Plan continue to be governed by that plan.

Under the new plan, a director may elect to defer the 60% of the annual retainer fee required to be paid in SCANA Common Stock, in a hypothetical investment in SCANA Common Stock, with distribution from the plan to be ultimately payable in actual shares of SCANA Common Stock. A director may also elect to defer the 40% of the annual retainer fee not required to be paid in shares of SCANA Common Stock and up to 100% of meeting attendance and conference fees with distribution from the plan to be ultimately payable in either SCANA Common Stock or cash. Amounts payable in SCANA Common Stock accrue earnings during the deferral period at SCANA's dividend rate, which amount may be elected to be paid in cash when accrued or retained to invest in hypothetical shares of SCANA Common Stock. Amounts payable in cash accrue interest earnings until paid.

During 2001, Messrs. Amick, Bennett, Burkhardt, Hipp, Sloan, Stowe and York and Ms. Miller elected to defer 100% of their compensation and earnings under the Director Compensation and Deferral Plan so as to acquire hypothetical shares of SCANA Common Stock. In addition, Mr. Hagood elected to defer 60% of his annual retainer and earnings under the plan to acquire hypothetical shares of SCANA Common Stock.

Endowment Plan

Upon election to a second term, a director becomes eligible to participate in the SCANA Director Endowment Plan, which provides for SCANA to make a tax deductible, charitable contribution totaling $500,000 to institutions of higher education designated by the director. The plan is intended to reinforce SCANA's commitment to quality higher education and to enhance its ability to attract and retain qualified board members. A portion is contributed upon retirement of the director and the remainder upon the director's death. The plan is funded in part through insurance on the lives of the directors. Designated in-state institutions of higher education must be approved by the Chief Executive Officer of SCANA. Any out-of-state designation must be approved by the Management Development and Corporate Performance Committee. The designated institutions are reviewed on an annual basis by the Chief Executive Officer to assure compliance with the intent of the program.

Other

As a Company retiree, Mr. Gressette receives monthly retirement benefits of $39,571.

The Board held five meetings in 2001. Each director attended at least 75% of all Board and applicable committee meetings during 2001. This table describes the Board's Committees, which include an audit committee, an executive committee (which acts as the nominating committee) and two committees that deal with compensation issues (the Management Development and Corporate Performance Committee and the Long-Term Equity Compensation Plan Committee).

NAME OF COMMITTEE AND MEMBERS	FUNCTIONS OF THE COMMITTEE	NUMBER OF MEETINGS IN 2001
EXECUTIVE COMMITTEE L. M. Gressette, Jr., Chairman B. L. Amick H. M. Chapman W. H. Hipp L. M. Miller M. K. Sloan G. S. York	• provides counsel to the Chief Executive Officer • reviews management's long-range strategic plans, goals and objectives • reviews budgets, financial plans, plans for debt financing and the financing of acquisitions, investments and capital expenditures of a major nature • reviews and recommends actions relating to dividends • monitors advertising and philanthropic activities • recommends levels of expenditures to the Board • recommends the slate of director nominees to be presented for election at each annual meeting • recommends assignments of directors to serve on Board Committees • reviews outside relationships, including those with governments, other businesses and the community • reviews the impact of regulations, litigation and any public policy controversy that may affect SCANA	5 Meetings
MANAGEMENT DEVELOPMENT AND CORPORATE PERFORMANCE COMMITTEE H. M. Chapman, Chairman B. L. Amick W. B. Bookhart, Jr. W. C. Burkhardt M. K. Sloan H. C. Stowe W. B. Timmerman* *Ex-officio, non-voting member	• reviews the investment policies of SCANA's Retirement Plan • recommends to the Board, persons to serve as officers of SCANA (and its subsidiaries) • recommends to the Board, salary and compensation levels, including fringe benefits for officers and directors of SCANA • reviews SCANA's compensation plans • provides direction regarding the operation of SCANA's Retirement Plan and other employee welfare benefit plans • reviews management's resources and development, and recommends to the Board succession plans for senior management • reviews SCANA's active operating performance • reviews SCANA's performance in regard to well-being of employees, including safety, health and equality of treatment	4 Meetings

5

NAME OF COMMITTEE AND MEMBERS	FUNCTIONS OF THE COMMITTEE	NUMBER OF MEETINGS IN 2001
LONG-TERM EQUITY COMPENSATION PLAN COMMITTEE H. M. Chapman, Chairman B. L. Amick J. A. Bennett W. B. Bookhart, Jr. W. C. Burkhardt E. T. Freeman D. M. Hagood L. M. Miller M. K. Sloan H. C. Stowe G. S. York	• administers the SCANA Corporation Long-Term Equity Compensation Plan	2 Meetings
AUDIT COMMITTEE E. T. Freeman, Chairman J. A. Bennett D. M. Hagood W. H. Hipp H. C. Stowe G. S. York	• meets periodically with SCANA's internal auditors and independent auditors to discuss and evaluate the scope and results of audits and SCANA's accounting procedures and controls • reviews SCANA's financial statements before submission to the Board for approval, prior to dissemination to shareholders, the public or regulatory agencies • recommends to the Board (for appointment by the Board and ratification by the shareholders) independent auditors to examine SCANA's financial statements • maintains responsibility for SCANA's corporate compliance program • engages in the activities described in the Audit Committee Report on page 22 • reviews the Audit Committee Charter annually	6 Meetings
NUCLEAR OVERSIGHT COMMITTEE L. M. Miller, Chairman J. A. Bennett W. B. Bookhart, Jr. W. C. Burkhardt E. T. Freeman D. M. Hagood	• monitors SCANA's nuclear operations • meets periodically with SCANA management to discuss and evaluate nuclear operations, including regulatory matters, operating results, training and other related topics • tours the V.C. Summer Nuclear Station plant and training facilities at least once a year • reviews with the Institute of Nuclear Power Operations on a periodic basis, its appraisal of SCANA's nuclear operations • periodically presents an independent report to the Board on the status of SCANA's nuclear operations	4 Meetings

During 2001, decisions on various elements of executive compensation were made by the Management Development and Corporate Performance Committee and the Long-Term Equity Compensation Plan Committee. No officer, employee or former officer of SCANA or any of its subsidiaries served as a member of the Management Development and Corporate Performance Committee or the Long-Term Equity Compensation Plan Committee except Mr. Timmerman, who served as an ex-officio, non-voting member of the Management Development and Corporate Performance Committee.

The names of the persons who serve on the Management Development and Corporate Performance Committee and the Long-Term Equity Compensation Plan Committee can be found on page 19. Although Mr. Timmerman served as a member of the Management Development and Corporate Performance Committee, he did not participate in any of its decisions concerning executive officer compensation.

RELATED TRANSACTIONS

During 2001, SCANA paid $120,983 (including the value of nonutility in-kind services provided by SCANA) to subsidiaries of The Liberty Corporation for advertising expenses.

Mr. Hipp is Chairman and Chief Executive Officer and a director of The Liberty Corporation. It is anticipated that similar transactions will occur in the future.

ELECTION OF DIRECTORS

SCANA currently has 14 directors. The Board is divided into three classes with the members of each class serving a three-year term. The terms of the Class III Directors will expire at the Annual Meeting. Two of the Class III directors, Mr. Chapman and Mr. Gressette, will retire at the Annual Meeting. Upon their retirement, the Board has determined to reduce its size to 12 with each class having four members.

In order to accomplish this, Mrs. Freeman (currently a Class II director) and Mr. Timmerman (currently a Class I director) are being nominated as Class III directors and Mr. Amick and Mr. Hagood, current Class III directors, are being nominated for re-election. The terms of the Class III directors elected at the Annual Meeting will expire in 2005.

The information set forth on the following pages concerning the nominees and continuing directors has been furnished to SCANA by such persons. Each of the directors is also a director of South Carolina Electric & Gas Company and Public Service Company of North Carolina, Incorporated, subsidiaries of SCANA.



Bill L. Amick (Age 58)   **Director since 1990**
                                              Shares: 10,896

Mr. Amick is Chairman of the Board and Chief Executive Officer of Amick Farms, Inc., Amick Processing, Inc. and Amick Broilers, Inc., a vertically integrated broiler operation in Batesburg, South Carolina. He has held these positions for more than five years. Mr. Amick is a director of Blue Cross and Blue Shield of South Carolina.



Elaine T. Freeman (Age 66)   **Director since 1992**
                                              Shares: 6,184

Mrs. Freeman is Executive Director of ETV Endowment of South Carolina, Inc., a non-profit organization located in Spartanburg, South Carolina. She has held this position for more than five years. Mrs. Freeman is a director of the National Bank of South Carolina (a member bank of Synovus Financial Corporation).



D. Maybank Hagood (Age 40)   **Director since 1999**
                                              Shares: 822

Mr. Hagood is President and Chief Executive Officer of William M. Bird and Company, Inc., a wholesale distributor of floor covering materials located in Charleston, South Carolina. He has held this position for more than five years.



William B. Timmerman (Age 55)   **Director since 1991**
                                              Shares: 122,257*

Mr. Timmerman has been Chairman of the Board and Chief Executive Officer of SCANA since March 1, 1997. He has been President of SCANA since December 13, 1995. Mr. Timmerman is a director of ITC^DeltaCom, Inc. and The Liberty Corporation.

* Includes 67,007 shares subject to currently exercisable options and options that will become exercisable within 60 days.



James A. Bennett (Age 41)   **Director since 1997**
                                                  Shares: 2,286

Mr. Bennett has been President and Chief Executive Officer of South Carolina Community Bank in Columbia, South Carolina since May 2000. He was Economic Development Director, First Citizens Bank in Columbia, South Carolina, from February 2000 to May 2000. From December 1998 until February 2000, he was Senior Vice President and Director of Professional Banking at First Citizens. He was Senior Vice President and Director of Community Banking at First Citizens from December 1994 until December 1998.



William C. Burkhardt (Age 64)   **Director since 2000**
                                                 Shares: 11,626

Mr. Burkhardt retired as President and Chief Executive Officer of Austin Quality Foods, Inc., a production and distribution company of baked snacks for the food industry, located in Cary, North Carolina in May 2000, having served in that position since 1980. Mr. Burkhardt is a director of Capital Bank and Industrial Microwave Systems.



Lynne M. Miller (Age 50)   **Director since 1997**
                                                 Shares: 3,417

Ms. Miller has been Chief Executive Officer of Environmental Strategies Corporation, an environmental consulting and engineering firm headquartered in Reston, Virginia, since February 1998. Prior to February 1998, Ms. Miller served as President of Environmental Strategies Corporation for more than five years. Ms. Miller is a director of Adams National Bank, a subsidiary of Abigail Adams National Bancorp, Inc.



Maceo K. Sloan (Age 52)   **Director since 1997**
                                                 Shares: 4,132

Mr. Sloan is Chairman, President and Chief Executive Officer of Sloan Financial Group, Inc., a holding company, and Chairman and Chief Executive Officer of NCM Capital Management Group, Inc., an investment management company, both located in Durham, North Carolina. He has held these positions for more than five years. Mr. Sloan is a trustee of Teachers Insurance Annuity Association-College Retirement Equity Fund (TIAA-CREF) and a director of M&F Bancorp and its subsidiary, Mechanics and Farmers Bank.



William B. Bookhart, Jr. (Age 60)

Director since 1979
Shares: 21,725

Mr. Bookhart is a partner in Bookhart Farms, which operates a general farming business in Elloree, South Carolina and has held this position for more than five years.



W. Hayne Hipp (Age 62)

Director since 1983
Shares: 4,897

Mr. Hipp is Chairman and Chief Executive Officer of The Liberty Corporation, a broadcasting holding company headquartered in Greenville, South Carolina. He has held these positions for more than five years. Mr. Hipp is a director of The Liberty Corporation.



Harold C. Stowe (Age 55)

Director since 1999
Shares: 4,127

Mr. Stowe has been President and Chief Executive Officer of Canal Holdings, LLC, a forest products industry company and its predecessor company, in Conway, South Carolina, since March 1997. Mr. Stowe is a director of Canal Holdings, LLC and Ruddick Corporation.



G. Smedes York (Age 61)

Director since 2000
Shares: 11,225

Mr. York has been President and Treasurer of York Properties, Inc., a full-service commercial and residential real estate company in Raleigh, North Carolina since 1970.

In general, "beneficial ownership" includes those shares a director, nominee or executive officer has the power to vote or transfer. On February 28, 2002, the directors and executive officers of SCANA as a group (24 persons) beneficially owned, in the aggregate, 506,788 shares of SCANA Common Stock, including 186,994 shares subject to currently exercisable options and options that will become exercisable within 60 days (approximately .5% of the shares outstanding and entitled to vote at the Annual Meeting).

The following table lists shares beneficially owned on February 28, 2002 by each director, each nominee and each person named in the Summary Compensation Table on page 12.

Name	Amount and Nature of Beneficial Ownership of SCANA Common Stock*[1][2][3][4][5]
B. L. Amick	10,896
J. A. Bennett	2,286
W. B. Bookhart, Jr.	21,725
W. C. Burkhardt	11,626
H. M. Chapman	8,212
E. T. Freeman	6,184
L. M. Gressette	63,858
A. H. Gibbes	33,803
D. M. Hagood	822
W. H. Hipp	4,897
N. O. Lorick	29,604
K. B. Marsh	35,778
L. M. Miller	3,417
A. M. Milligan	17,305
M. K. Sloan	4,132
H. C. Stowe	4,127
W. B. Timmerman	122,257
G. S. York	11,225
C. E. Zeigler	24,387

*Each of the above owns less than 1% of the shares outstanding.

(1) Includes shares owned by close relatives, the beneficial ownership of which is disclaimed by the director, nominee or named executive officers, as follows: Mr. Amick — 480; Mr. Bookhart — 6,064; Mr. Gressette — 1,060; and by all directors, nominees and executive officers 7,604 in total.

(2) Includes shares purchased through February 28, 2002, by the Trustee under SCANA's Stock Purchase Savings Plan.

(3) Hypothetical shares acquired under the SCANA Director Compensation and Deferral Plan are not included in the above table. As of February 28, 2002, each of the following directors had acquired under the plan, the number of hypothetical shares following his or her name: Messrs. Amick — 3,280; Bennett — 3,945; Burkhardt — 3,902; Hagood — 1,359; Hipp — 3,635; Sloan — 3,485; Stowe — 3,245 and York — 3,645 and Ms. Miller — 3,822.

(4) Includes shares subject to currently exercisable options and options that will become exercisable within 60 days in the following amounts: Mr. Timmerman — 67,007; Mr. Gibbes — 16,398; Mr. Lorick — 13,792; Mr. Marsh — 19,988 and Mrs. Milligan — 14,511.

(5) Hypothetical shares acquired under the SCANA Executive Deferred Compensation Plan are not included in the above table. As of February 28, 2002, each of the following officers had acquired under the plan, the number of hypothetical shares following his or her name: Messrs. Timmerman — 15,402; Gibbes — 8,166; Lorick — 1,638; Marsh — 3,410; and Mrs. Milligan — 5,080.

AMVESCAP National Trust Company, 400 Colony Square, Suite 2200, 1201 Peachtree Street, N.E., Atlanta, Georgia 30361, has notified SCANA that it beneficially owned 10,066,534 shares of SCANA Common Stock on December 31, 2001. This represented 9.6% of the outstanding shares of SCANA Common Stock on that date. AMVESCAP National Trust Company has shared power to vote and direct the disposition of all such shares.

EXECUTIVE COMPENSATION

Summary Compensation Information

The following table contains information with respect to compensation paid or accrued during the years 2001, 2000 and 1999, to the Chief Executive Officer of SCANA Corporation and certain other highly compensated persons who were executive officers of SCANA during 2001.

SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation Awards | | All Other Compensation[4] ($) |
		Salary ($)	Bonus[1] ($)	Other Annual Compensation[2] ($)	Securities Underlying Option SARS (#)	LTIP Payouts[3] ($)	
W. B. Timmerman Chairman, President, Chief Executive Officer, Director — SCANA Corporation	2001 2000 1999	660,238[5] 524,261 490,313	0 354,486 312,900	17,611 17,888 17,212	129,781 35,620 0	0 0 298,813	60,884 50,230 29,419
N. O. Lorick President and Chief Operating Officer — South Carolina Electric & Gas Company	2001 2000 1999	385,252 167,778 157,417	0 124,921 44,356	18,701 7,313 7,313	36,711 2,332 0	0 0 38,754	30,611 12,728 9,445
K. B. Marsh President and Chief Operating Officer — Public Service Company of North Carolina, Incorporated; Senior Vice President and Chief Financial Officer — SCANA Corporation	2001 2000 1999	334,234 276,172 241,354	0 150,720 128,058	10,554 10,613 10,337	36,711 11,627 0	0 0 81,555	29,097 24,254 14,481
A. H. Gibbes President and Chief Operating Officer — South Carolina Pipeline Corporation	2001 2000 1999	323,846 311,542 300,161	0 150,720 117,387	18,757 18,709 27,884	25,941 11,627 0	0 0 116,485	34,605 25,736 18,010
A. M. Milligan President and Chief Operating Officer — SCANA Resources, Inc.; Senior Vice President — Marketing- SCANA Services, Inc.	2001 2000 1999	281,077 238,543 206,355	0 120,480 102,354	12,613 12,700 12,329	25,941 8,796 0	0 0 0	24,093 20,454 63,823
C. E. Zeigler, Jr. Former President and Chief Operating Officer —Public Service Company of North Carolina, Incorporated; Former Director — SCANA Corporation	2001 2000	293,671 320,078	0 146,246	10,172 11,144	36,711 14,306	0 0	1,714,718 9,347

(1) Payments under the Annual Incentive Plan.

(2) For 2001, other annual compensation consists of automobile allowance, life insurance premiums on policies owned by executive officers and payments to cover taxes on benefits of $9,000, $7,435 and $1,176 for Mr. Timmerman; $10,250, $7,959 and $492 for Mr. Lorick; $9,000, $1,183 and $371 for Mr. Marsh; $9,000, $9,158 and $599 for Mr. Gibbes; $9,000, $3,319 and $294 for Mrs. Milligan; and $8,430, $1,742 and $0 for Mr. Zeigler.

(3) Payments under the Long-Term Equity Compensation Plan.

12

(4) All other compensation for all executive officers except Mr. Zeigler consists solely of Company matching contributions to defined contribution plans. All other compensation for Mr. Zeigler consists of Company matching contributions to defined contribution plans of $24,455 and severance payments of $1,690,263.

(5) Reflects actual salary paid in 2001. Base salary of $676,300, as referenced on page 19, became effective on February 3, 2001.

Options Grants and Related Information

Option/SAR Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
(a) Name	(b) Number of Securities Underlying Options/ SARs Granted	(c) % of Total Options/ SARs Granted to Employees in Fiscal Year	(d) Exercise or Base Price ($/Sh)	(e) Expiration Date	(f) 5% ($)	(g) 10% ($)
W. B. Timmerman	129,781	18.12	27.45	02/22/11	2,240,021	5,677,919
N. O. Lorick	36,711	5.12	27.45	02/22/11	633,632	1,606,106
K. B. Marsh	36,711	5.12	27.45	02/22/11	633,632	1,606,106
A. H. Gibbes	25,941	3.62	27.45	02/22/11	447,742	1,134,919
A. M. Milligan	25,941	3.62	27.45	02/22/11	447,742	1,134,919
C. E. Zeigler	36,711	5.12	27.45	12/28/01	0	0

All the above options (except Mr. Zeigler's) vest 33⅓% on each of the first, second and third anniversaries of the date of the grant, February 22, 2001.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

(a) Name	(d) Number of Securities Underlying Unexercised Option/SARs At FY-End (#) Exercisable/ Unexercisable	(e) Value of Unexercised In-the-Money Options/ SARs at FY-End ($)[1] Exercisable/ Unexercisable
W. B. Timmerman	11,873/153,528	27,664/104,648
N. O. Lorick	777/38,266	1,810/17,573
K. B. Marsh	3,875/44,463	9,029/32,012
A. H. Gibbes	3,875/33,693	9,029/27,920
A. M. Milligan	2,932/31,805	6,832/23,521
C. E. Zeigler	0/0	0/0

(1) Based on the closing price of $27.83 per share on December 31, 2001, the last trading day of the fiscal year.

Long-Term Incentive Plan Awards

The following table lists the performance share awards made in 2001 (for potential payment in 2004) under the Long-Term Equity Compensation Plan and estimated future payouts under that plan at threshold, target and maximum levels for each of the executive officers included in the Summary Compensation Table.

Long-Term Incentive Plans Awards in Last Fiscal Year

(a)	(b)	(c)	(d)	(e)	(f)
	Number of Shares, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans		
Name			Threshold (#)	Target (#)	Maximum (#)
W. B. Timmerman	20,132	2001-2003	8,053	20,132	30,198
N. O. Lorick	5,695	2001-2003	2,278	5,695	8,543
K. B. Marsh	5,695	2001-2003	2,278	5,695	8,543
A. H. Gibbes	4,024	2001-2003	1,610	4,024	6,036
A. M. Milligan	4,024	2001-2003	1,610	4,024	6,036
C. E. Zeigler, Jr.	5,695	2001-2003	0	0	0

Payouts occur when SCANA's Total Shareholder Return is in the top two-thirds of the Long-Term Equity Compensation Plan peer group, and will vary based on SCANA's ranking against the peer group. Executives earn threshold payouts at the 33rd percentile of three-year performance. Target payouts will be made at the 50th percentile of three-year performance. Maximum payouts will be made when performance is at or above the 75th percentile of the peer group. Payments will be made on a sliding scale for performance between threshold and target and target and maximum. No payouts will be earned if performance is at less than the 33rd percentile. Awards are designated as target shares of SCANA Common Stock and may be paid in stock or cash or a combination of stock and cash.

Defined Benefit Plans

SCANA has a tax qualified defined benefit retirement plan. The plan has a mandatory cash balance benefit formula (the "Cash Balance Formula") for employees hired on or after January 1, 2000. Effective July 1, 2000, SCANA employees hired prior to January 1, 2000 were given the choice of remaining under the Retirement Plan's final average pay benefit formula or switching to the cash balance benefit option. All the executive officers named in the Summary Compensation Table elected to participate under the cash balance option of the plan.

The Cash Balance Formula benefit is expressed in the form of a hypothetical account balance. Employees electing to participate under the cash balance option had an opening account balance established for them. The opening account balance was equal to the present value of the participant's June 30, 2000 accrued benefit under the final average pay formula. Participants who had 20 years of vesting service or who had 10 years of vesting service and whose age plus service equaled at least 60 were given transition credits. For these participants, the beginning account balance was determined so that projected benefits under the cash balance option approximated projected benefits under the final average pay formula at the earliest date at which unreduced benefits are payable under the plan.

Account balances are increased monthly by interest and compensation credits. The interest rate used for accumulating account balances changes annually and is equal to the average rate for 30-year Treasuries for December of the

previous calendar year. Compensation credits equal 5% of compensation under the Social Security Wage Base and 10% of compensation in excess of the Social Security Wage Base.

In addition to its Retirement Plan for all employees, SCANA has Supplemental Executive Retirement Plans ("SERPs") for certain eligible employees, including officers. A SERP is an unfunded plan that provides for benefit payments in addition to benefits payable under the qualified Retirement Plan in order to replace benefits lost in the Retirement Plan because of Internal Revenue Code maximum benefit limitations.

The estimated annual retirement benefits payable as life annuities at age 65 under the plans, based on projected compensation (assuming increases of 4% per year), to the executive officers named in the Summary Compensation Table are as follows: Mr. Timmerman — $427,476; Mr. Lorick — $282,696; Mr. Marsh — $311,556; Mr. Gibbes — $175,944; Mrs. Milligan — $240,408; and Mr. Zeigler — $0.

Termination, Severance and Change in Control Arrangements

SCANA maintains an Executive Benefit Plan Trust. The purpose of the trust is to help retain and attract quality leadership in key SCANA positions in the current transitional environment of the utilities industry. The trust holds SCANA contributions (if made) which may be used to pay deferred and other compensation benefits of certain directors, executives and other key employees of SCANA in the event of a Change in Control (as defined in the trust). The current executive officers included in the Summary Compensation Table participate in all the plans listed below which are covered by the trust.

(1) Executive Deferred Compensation Plan

(2) Supplemental Executive Retirement Plan

(3) Long-Term Equity Compensation Plan

(4) Annual Incentive Plan

(5) Key Executive Severance Benefits Plan

(6) Supplementary Key Executive Severance Benefits Plan

The Key Executive Severance Benefits Plan and each of the plans listed under (1) through (4) provide for payment of benefits in a lump sum to the eligible participants immediately upon a Change in Control, unless the Key Executive Severance Benefits Plan is terminated prior to the Change in Control. In contrast, the Supplementary Key Executive Severance Benefits Plan is operative for a period of 24 months following a Change in Control where the Key Executive Severance Benefits Plan is inoperative because it was terminated before the Change in Control. The Supplementary Key Executive Severance Benefits Plan provides benefits in lieu of those otherwise provided under plans (1) through (4) if: (i) the participant is involuntarily terminated from employment without "Just Cause," or (ii) the participant voluntarily terminates employment for "Good Reason" (as these terms are defined in the Supplementary Key Executive Severance Benefits Plan).

Benefit distributions relative to a Change in Control, as to which either the Key Executive Severance Benefits Plan or the Supplementary Key Executive Severance Benefits Plan is operative, include an amount equal to estimated federal, state and local income taxes and any estimated applicable excise taxes owed by plan participants on those benefits.

The benefit distributions under the Key Executive Severance Benefits Plan would include the following three benefits:

- An amount equal to three times the sum of: (i) the participant's annual base salary in effect as of the Change in Control and (ii) the officer's target annual incentive award in effect as of the Change in Control under the Annual Incentive Plan.

- An amount equal to the projected cost for medical, long-term disability and certain life insurance coverage for three years following the Change in Control as though the participant had continued to be a SCANA employee.

- An amount equal to the participant's Supplemental Executive Retirement Plan benefit accrued to the date of the Change in Control, increased by the present value of projected benefits that would otherwise accrue under the plan (based on the plan's actuarial assumptions) assuming that the participant remained employed until reaching age 65 and offset by the value of the participant's Retirement Plan benefit.

Additional benefits upon a Change in Control where the Key Executive Severance Benefits Plan is operable are:

- A benefit distribution of all amounts credited to the participant's Executive Deferred Compensation Plan account as of the date of the Change in Control.

- A benefit distribution under the Long-Term Equity Compensation Plan equal to 100% of the targeted performance share awards for all performance periods not completed as of the date of the Change in Control, if any.

- Under the Long-Term Equity Compensation Plan, all nonqualified stock options awarded would become immediately exercisable and remain exercisable throughout their term.

- A benefit distribution under the Annual Incentive Plan equal to 100% of the target award in effect as of the date of the Change in Control.

The benefits and their respective amounts, when the Supplementary Key Executive Severance Benefits Plan is operable, would be the same except that the benefits payable with respect to the Executive Deferred Compensation Plan would be increased by the prime rate published in the Wall Street Journal most nearly preceding the date of the Change in Control plus 3% calculated until the end of the month preceding the month in which the benefits are distributed.

SCANA's executive compensation program is designed to support SCANA's overall objective of creating shareholder value by:

- Hiring and retaining premier executive talent;

- Having a pay-for-performance philosophy linking rewards to corporate and business unit results;

- Placing a substantial portion of pay for senior executives "at-risk" and aligning the interests of executives with the long-term interests of shareholders through equity-based compensation; and

- Balancing elements of the compensation program to reflect SCANA's financial, customer-oriented and strategic goals.

We believe our program performs a vital role in keeping our executives focused on SCANA's goal of enhancing shareholder value.

A description of the program and a discussion of Mr. Timmerman's 2001 compensation follows.

Program Elements

Executive compensation consists primarily of three key components: base salary, short-term incentive compensation (Annual Incentive Plan) and long-term incentive compensation (Long-Term Equity Compensation Plan).

Compensation levels for these components are established annually based on a comparison to a market, which consists of utilities of various sizes, smaller telecommunications companies and general industry. Results are adjusted through regression analysis to account for differences in company size. Some of the utility market companies are included in the Long-Term Equity Compensation Plan Peer Group shown in the Performance Graph on page 21. We do not include all of the peer group companies in the market because we believe that SCANA's competition for executives

does not include all of those companies and includes other utilities, telecommunications companies and general industry companies.

For 2001, all elements of executive compensation with the exception of short-term incentives and perquisites were below the market median as adjusted for company size. The combined effect of increasing short-term incentive targets and continuing to move targeted compensation levels toward the market median has improved SCANA's position relative to the market with regards to short-term incentives and perquisites. However, total target compensation is still below the market median.

The specific components of SCANA's compensation program for executive officers are described more fully in the following paragraphs. Each component of the compensation package, including severance plans, insurance and other benefits, is considered in determining total compensation.

Base Salaries

Executive salaries are reviewed annually by the Management Development and Corporate Performance Committee. Adjustments may be made on the basis of an assessment of individual performance, relative levels of accountability, prior experience, breadth and depth of knowledge and changes in market pay practices.

Annual Incentive Plans

SCANA has Annual Incentive Plans for its officers and officers of its subsidiaries. The plans promote SCANA's pay-for-performance philosophy, as well as its goal of having a meaningful amount of executive pay "at-risk." Through these plans, financial incentives are provided in the form of annual cash bonuses.

Executives eligible for these plans are assigned threshold, target and maximum bonus levels as a percentage of salary. Bonuses earned are based on the level of performance achieved. Award payouts may increase to a

maximum of 1.5 times target if performance exceeds the goals established. Award payouts may decrease, generally to a minimum of one-half the target-level awards, if performance fails to meet established targets, but results are achieved at minimum or threshold levels. Awards earned based on the achievement of pre-established goals may nonetheless be decreased if the Management Development and Corporate Performance Committee determines that actual results warrant a lower payout.

The various Annual Incentive Plans in which officers of SCANA and its subsidiaries participate place their major emphasis on achieving profitability targets, with the remaining emphasis focused upon meeting annual business objectives relating to such matters as efficiency, quality of service, customer satisfaction and progress toward SCANA's strategic objectives. These plans also allow for an adjustment of an award based upon an evaluation of individual performance. Each award may be increased or decreased by no more than 20% based on the individual performance evaluation, but in no case may an award exceed the maximum payout of 1.5 times target.

There were no annual incentive award payouts for 2001 because SCANA did not meet profitability targets for the year.

Long-Term Equity Compensation Plan

The potential value of long-term incentive opportunities comprises a significant portion of the total compensation package for officers and key employees. The Long-Term Equity Compensation Plan Committee believes this approach to total compensation provides the appropriate focus for those officers and other key employees who are charged with the responsibility for managing the Company and achieving success for SCANA shareholders. A portion of each executive's potential compensation consists of awards under the Long-Term Equity Compensation Plan. The committee may award to eligible employees incentive and nonqualified stock options, stock appreciation rights (either alone or in tandem with a related option), restricted stock,

performance units and performance shares. Certain of these awards may be granted subject to satisfaction of specific performance goals. In 2001, two types of long-term equity compensation awards were granted: performance share awards (which made up 40% of each executive's long-term compensation award) and nonqualified stock option awards (which made up 60% of such award).

Performance Share Awards

SCANA's performance share award feature of the Long-Term Equity Compensation Plan pays bonuses to executives based on SCANA's Total Shareholder Return ("TSR") relative to a group of peer companies over a three-year period. The purpose of performance share awards is to ensure that executives are compensated only when shareholders gain. The peer group includes 66 electric and gas utilities, none of which have annual revenues of less than $100 million.

TSR is stock price increase over the three-year period, plus cash dividends paid during that period, divided by stock price as of the beginning of the three-year period. Comparing SCANA's TSR to the TSR of a large group of other utilities reflects SCANA's recognition that investors could have invested their funds in other utility companies and measures how well SCANA performed when compared to others operating in similar interest, tax, economic and regulatory environments.

Based on TSR for the performance period, plan participants did not receive a payout for the 1999-2001 plan cycle.

Nonqualified Stock Option Awards

The nonqualified stock options granted in 2001 give officers the right to purchase shares of SCANA Common Stock at the fair market value of a share on the date the options were granted, and have terms of 10 years. The options become exercisable in 33⅓% increments on each of the first three anniversaries of the grant date. The purpose of stock options is to align compensation directly with increases in shareholder value. Accordingly,

these options will be valuable to recipients only if the market price of SCANA's stock increases.

Policy with Respect to the $1 Million Deduction Limit

Section 162(m) of the Internal Revenue Code establishes a limit on the deductibility of annual compensation for certain executive officers that exceeds $1,000,000. It is the general intention of SCANA to meet the requirements for deductibility under Section 162(m); however, SCANA reserves the right, where merited by changing business conditions or an executive's individual performance, to authorize compensation payments which may not be fully deductible by SCANA.

Compensation of Chief Executive Officer for 2001

For 2001, Mr. Timmerman's compensation consisted of the following:

- Base salary of $676,300 derived by reference to executive pay for the market group described. This amount approximates the median base salary for the market. Mr. Timmerman's salary increase of $139,200 from $537,100 to $676,300 was based on his

responsibilities as Chairman and Chief Executive Officer, external pay practices and the Management Development and Corporate Performance Committee's assessment of his overall performance during the preceding year. Because this determination was subjective, no one factor was assigned a particular weighting by the committee.

- Mr. Timmerman did not receive an annual incentive award payout for 2001 because SCANA did not meet profitability targets for the year.

- In 2001, Mr. Timmerman's Long-Term Equity Compensation Plan target award was set at 125% of the salary level for his position. This resulted in a target award of 20,132 performance shares for the period 2001-2003 and an award of 129,781 stock options. The amount of the award was determined by the Long-Term Equity Compensation Plan Committee based on Mr. Timmerman's salary, level of responsibility and competitive practices. Based on TSR for the performance period, Mr. Timmerman and other plan participants did not receive a performance share award payout for the 1999-2001 plan cycle.

Management Development and Corporate Performance Committee

H. M. Chapman*
B. L. Amick
W. B. Bookhart, Jr.
W. C. Burkhardt
M. K. Sloan
H. C. Stowe
W. B. Timmerman**

Long-Term Equity Compensation Plan Committee

H. M. Chapman*
B. L. Amick
J. A. Bennett
W. B. Bookhart, Jr.
W. C. Burkhardt
E. T. Freeman
D. M. Hagood
L. M. Miller
M. K. Sloan
H. C. Stowe
G. S. York

*Chairman of the Committee

**As noted on page 5, Mr. Timmerman is a non-voting member of the Management Development and Corporate Performance Committee. He did not participate in any of its decisions concerning executive compensation.

SCANA files various documents with the Securities and Exchange Commission, some of which incorporate information by reference. This means that information previously filed with the Securities and Exchange Commission by SCANA should be considered as part of the filing.

The Performance Graph, Audit Committee Report and Report on Executive Compensation in this Proxy Statement are not incorporated by reference into any other filings with the Securities and Exchange Commission.

PERFORMANCE GRAPH

The line graph on the following page compares the cumulative Total Shareholder Return of SCANA assuming reinvestment of dividends with that of the Long-Term Equity Compensation Plan peer group, the S&P Utilities and the S&P 500. SCANA's Total Shareholder Return is measured against an index of the peer group to determine whether performance goals under the Long-Term Equity Compensation Plan have been met. This group consists of 66 utilities and was adjusted from last year to reflect name changes, changes resulting from mergers and acquisitions and changes resulting from companies no longer meeting the standards required for inclusion in the peer group. The peer group index was prepared by Hewitt Associates, a compensation and benefits consulting company. The index consists of SCANA and the following companies:

Allegheny Energy, Inc.
Allete
Alliant Corporation
Ameren Corp.
American Electric Power Co., Inc.
Avista Corporation
Black Hills Corp.
Central Vermont Public Service Corp.
CH Energy Group Inc.
CINergy Corp.
Citizens Communications Co.
CLECO Corp.
CMS Energy Corp.
Conectiv, Inc.
Consolidated Edison, Inc.
Constellation Energy Corp.
Dominion Resources, Inc.
DPL, Inc.
DQE, Inc.
DTE Energy Co.
Duke Energy Corp.
Edison International

El Paso Electric Co.
Empire District Electric Co.
Energy East Corporation
Entergy Corp.
Exelon Corp.
FirstEnergy Corp.
FPL Group, Inc.
Great Plains Energy
Green Mountain Power Corp.
Hawaiian Electric Industries, Inc.
IDACORP, Inc.
Madison Gas & Electric Company
Montana Power Co.
Niagara Mohawk Holdings, Inc.
Nisource, Inc.
Northeast Utilities
Northwestern Corporation
NSTAR
OGE Energy Corp.
Otter Tail Power Co.
PG&E Corp.
Pinnacle West Capital Corp.

Potomac Electric Power Co.
PNM Resources Inc.
PPL Corporation
Progress Energy, Inc.
Public Service Enterprise Group, Inc.
Puget Sound Energy, Inc.
Reliant Energy Inc.
RGS Energy Group, Inc.
Sierra Pacific Resources
Southern Company
TECO Energy, Inc.
TXU Corp.
UIL Holdings Corp.
UniSource Energy Corp.
UNITIL Corp.
Utilicorp United, Inc.
Vectren Corporation
Western Resources, Inc.
Wisconsin Energy Corp.
WPS Resources Corp.
Xcel Energy Inc.

SCANA Corporation
Comparison of Five-Year Cumulative Total Return*
SCANA Corporation, Long-Term Equity Compensation Plan Peer Group,
S&P Utilities and S&P 500



	12/96	12/97	12/98	12/99	12/00	12/01
SCANA Corp.	100.00	118.53	134.03	118.05	135.50	133.29
Peer Group	100.00	127.36	145.79	118.15	175.35	162.46
S&P Utilities	100.00	124.51	142.68	130.10	207.56	144.57
S&P 500	100.00	133.32	171.33	207.33	188.42	166.12

Assumes $100 invested on December 31, 1996, in SCANA Corporation Common Stock, Long-Term Equity Compensation Plan Peer Group and S&P Indices.

*Total return assumes reinvestment of dividends.

21

The Board of Directors of the Company adopted an Audit Committee Charter at its meeting on April 27, 2000. The Charter (provided as an appendix to the 2001 Proxy Statement) was reviewed this year by the Board of Directors and no changes were recommended. The Audit Committee of the Board has responsibility for considering the appointment of the independent auditors for the Company, reviewing with the auditors the plan and scope of the audit and audit fees, monitoring the adequacy of reporting and internal controls and meeting periodically with internal and independent auditors. Under the rules of the New York Stock Exchange, all members of the Audit Committee are independent.

In connection with the December 31, 2001 financial statements, the Audit Committee (i) reviewed and discussed the audited financial statements with management; (ii) discussed with the auditors the matters required by Statement on Auditing Standards No. 61; (iii) received and discussed with the auditors matters required by Independence Standards Board Statement No. 1; and (iv) considered the compatibility of non-audit services with the auditor's independence. Based upon these reviews and discussions, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the Company's audited financial statements be included in the Securities and Exchange Commission Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

THE AUDIT COMMITTEE

Elaine T. Freeman, Chairman
James A. Bennett
D. Maybank Hagood
W. Hayne Hipp
Harold C. Stowe
G. Smedes York

PROPOSAL 2 — APPROVAL OF APPOINTMENT OF AUDITORS

The shares represented by your proxy will be voted (unless you indicate to the contrary) to approve the selection of Deloitte & Touche LLP, as independent auditors to examine the Company's 2002 financial statements. Deloitte & Touche LLP examined the financial statements included in this Proxy Statement.

Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting to make such statements as they may desire and are expected to be available to respond to appropriate questions from shareholders.

Accounting Fees

The following table sets forth the aggregate fees billed to SCANA Corporation and subsidiaries for the fiscal year ended December 31, 2001 by the Company's principal accounting firm, Deloitte & Touche LLP:

Audit Fees	$ 946,694
Financial Information Systems Design and Implementation Fees	0
All Other Fees:	
Audit Related[1]	850,145
Non-Audit Related	348,271
Total All Other Fees	1,198,416
Total Fees	$2,145,110

As noted in its report, the Audit Committee considered whether the provision of non-audit services is compatible with maintaining the auditor's independence.

[1] Includes fees for consents, comfort letters, employee benefit plan audits, regulatory reports, deferred tax matters and assessment of internal controls.

Section 16(a) Beneficial Ownership Reporting Compliance

The rules of the Securities and Exchange Commission require that SCANA disclose late filings of reports of beneficial ownership and changes in beneficial ownership by its directors, executive officers and greater than 10% beneficial owners. To our knowledge, based solely on a review of Forms 3, 4 and 5 and amendments to such forms and written representations made to us, all filings on behalf of such persons were made on a timely basis in 2001, except that we filed late one report covering one transaction on behalf of each of Ms. Lynne M. Miller and Mr. Asbury H. Gibbes.

Shareholder Proposals and Recommendations for a Director Nominee

Any shareholder may recommend to the Executive Committee, persons for nomination for director, by writing to the Corporate Secretary, 1426 Main Street, Columbia, South Carolina 29201.

In order to be considered for inclusion in SCANA's Proxy Statement and Proxy Card for its 2003 Annual Meeting of Shareholders, a shareholder proposal must be received at the principal office of SCANA Corporation, 1426 Main Street, Columbia, South Carolina 29201, by November 22, 2002. Securities and Exchange Commission rules contain standards for determining whether a shareholder proposal is required to be included in a proxy statement.

Under SCANA's bylaws, any shareholder who intends to present a proposal, or nominate an individual to serve as a director, at the 2003 Annual Meeting of SCANA Shareholders, must notify SCANA no later than November 22, 2002 of his intention to present the proposal or make the nomination. The shareholder also must comply with the other requirements in the bylaws. Any shareholder may request a copy of the relevant bylaw provision by writing to the office of the Corporate Secretary, SCANA Corporation, 1426 Main Street, Mail Code 13-4, Columbia, South Carolina 29201.

Expenses of Solicitation

This solicitation of proxies is being made by SCANA. We pay the cost of preparing, assembling and mailing this proxy soliciting material, including certain expenses of brokers and nominees who mail proxy material to their customers or principals. SCANA has retained Corporate Investor Communications, Inc., 111 Commerce Road, Carlstadt, New Jersey 07072, to assist in the solicitation of proxies for the 2002 Annual Meeting at a fee of $6,000 plus associated costs and expenses.

In addition to the use of the mail, proxies may be solicited personally, by telephone or telegraph, or by SCANA officers and employees without additional compensation.

Tickets to the Annual Meeting

An admission ticket to the meeting is enclosed. If you plan to attend the Annual Meeting, please so indicate when you vote.

If your shares are owned jointly and you need an additional ticket, you should contact the Corporate Secretary, SCANA Corporation, 1426 Main Street, Mail Code 13-4, Columbia, South Carolina 29201, or call 1-803-217-9683. If you forget to bring an admission ticket, you will be admitted to the meeting only if you are listed as a shareholder of record as of the close of business on March 8, 2002 and bring proof of identification or, if you hold your shares through a stockbroker or other nominee, you provide proof of ownership by bringing either a copy of the voting instruction card provided by your broker or a brokerage statement showing your share ownership as of March 8, 2002.

Availability of Form 10-K

A copy of SCANA's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, to be filed with the Securities and Exchange Commission, including the financial statements and financial schedules and a list of exhibits, will be provided without charge to each shareholder to whom this Proxy Statement is delivered upon receipt by the

Company of a written request from such shareholder. The exhibits to the Form 10-K will also be provided upon request and payment of copying charges. Requests for the Form 10-K should be directed to:

> H. John Winn III
> Manager-Investor Relations and
>   Shareholder Services
> SCANA Corporation
> 1426 Main Street (054)
> Columbia, South Carolina 29201

SCANA CORPORATION

Lynn M. Williams
Secretary
March 22, 2002

APPENDIX

Annual Financial Statements, Review of Operations and Related Information:

SELECTED FINANCIAL AND OTHER STATISTICAL DATA

(Dollars in millions, except per share and rate amounts)

As of or for the Year Ended December 31,	2001	2000	1999	1998	1997
Statement of Income Data					
Operating Revenues	$3,451	$3,433	$2,078	$2,106	$1,725
Operating Income	528	554	353	470	425
Other Income	550	44	90	19	41
Income Before Cumulative Effect of Accounting Change	539	221	179	223	221
Net Income	539	250	179	223	221
Balance Sheet Data					
Utility Plant, Net	$5,263	$4,949	$3,851	$3,787	$3,648
Total Assets	7,822	7,427	6,011	5,281	4,932
Capitalization:					
Common Equity	2,194	2,032	2,099	1,746	1,788
Preferred Stock (Not subject to purchase or sinking funds)	106	106	106	106	106
Preferred Stock, net (Subject to purchase or sinking funds)	10	10	11	11	12
SCE&G — Obligated Mandatorily Redeemable Preferred Securities of SCE&G's Subsidiary, SCE&G Trust I, Holding Solely $50 million Principal Amount of 7.55% Junior Subordinated Debentures of SCE&G, due 2027	50	50	50	50	50
Long-term Debt, net	2,646	2,850	1,563	1,623	1,566
Total Capitalization	$5,006	$5,048	$3,829	$3,536	$3,522
Common Stock Data					
Weighted Average Number of Common Shares Outstanding (Millions)	104.7	104.5	103.6	105.3	107.1
Basic and Diluted Earnings Per Share	$5.15	$2.40	$1.73	$2.12	$2.06
Dividends Declared Per Share of Common Stock	$1.20	$1.15	$1.32	$1.54	$1.51
Other Statistics[1]					
Electric:					
Customers (Year-End)	547,388	537,253	523,552	517,447	503,905
Total sales (Million KWH)	22,928	23,352	21,744	21,203	18,852
Residential:					
Average annual use per customer (KWH)	14,196	14,596	14,011	14,481	13,214
Average annual rate per KWH	$.0805	$.0787	$.0787	$.0801	$.0799
Generating capability — Net MW (Year-End)	4,520	4,544	4,483	4,387	4,350
Territorial peak demand — Net MW	4,196	4,211	4,158	3,935	3,734
Regulated Gas:					
Customers (Year-End)	646,230	637,018	260,456	257,051	252,797
Sales, excluding transportation (Thousand Therms)	1,183,463	1,389,975	1,013,083	1,002,952	945,289
Residential:					
Average annual use per customer (Therms)	616	644	507	521	531
Average annual rate per therm	$1.17	$1.08	$.86	$.86	$.86
Nonregulated Gas:					
Retail customers (Year-End)	385,581	431,814	430,950	78,091	n/a
Firm customer deliveries (Thousand Therms)	359,602	431,115	229,660	4,692	n/a
Interruptible customer deliveries (Thousand Therms)[2]	407,188	306,099	188,828	2,167,931	782,248

(1) Other Statistics for 2000 exclude the effect of the change in accounting for unbilled revenues, where applicable.

(2) Interruptible customer deliveries for 1998 and 1997 include volumes from the Houston office of SCANA Energy Marketing, Inc., which was closed in 1999.

Other significant events affecting historical earnings trends include the following:

- Effective January 1, 2000, SCANA Corporation (SCANA) acquired Public Service Company of North Carolina, Incorporated, which increased earnings by $21 million or $.20 per share, exclusive of interest costs on acquisition debt.

- In 1999 SCANA sold its propane businesses and recognized a gain of $30 million or $.29 per share.

- In 1999 SCANA sold telecommunications towers and recognized a gain of $4.8 million or $.05 per share.

- In 2001, SCANA exchanged its shares of Powertel, Inc., for shares of Deutsche Telekom AG and recognized a gain of $354 million or $3.38 per share. SCANA also sold its home security business and recognized a gain of $4.6 million or $.04 per share. Also in 2001, SCANA recognized impairment losses on telecommunications and other investments and recorded losses of $44 million or $.42 per share.

SCANA Corporation (SCANA) is a public utility holding company under the Public Utility Holding Company Act of 1935, as amended (PUHCA) which has 12 direct, wholly owned subsidiaries (collectively, the Company) that are engaged in the functionally distinct operations described below, and an investment in ITC^DeltaCom, Inc., (ITC^DeltaCom) a telecommunications services company in the southeastern United States. SCANA also has investments in two limited liability companies (LLCs): one owns and operates a cogeneration facility in Charleston, South Carolina and the other owns and operates a lime production facility in Charleston, South Carolina. Effective February 28, 2002 SCANA sold its interest in the lime production facility. SCANA also has four other direct, wholly owned subsidiaries that are in liquidation.

Regulated Utilities

South Carolina Electric & Gas Company (SCE&G) is a regulated public utility engaged in the generation, transmission, distribution and sale of electricity and in the purchase and sale, primarily at retail, of natural gas in South Carolina. SCE&G also renders urban bus service in the metropolitan area of Columbia, South Carolina. In November 2001 SCE&G signed a letter of intent to transfer the transit system to an unaffiliated regional transit authority. SCE&G's electric service area extends into 24 counties covering more than 15,000 square miles in the central, southern and southwestern portions of South Carolina. The service area for natural gas encompasses all or part of 33 of the 46 counties in South Carolina and covers more than 22,000 square miles. The total population of the counties representing the combined service area is approximately 2.6 million. Predominant industries in the areas served by SCE&G include synthetic fibers; chemicals; fiberglass; paper and wood; metal fabrication; stone, clay and sand mining and processing; and textile manufacturing.

South Carolina Generating Company, Inc. (GENCO) owns and operates an electric power plant and sells electricity solely to SCE&G. South Carolina Fuel Company (Fuel Company) acquires, owns and provides financing for SCE&G's nuclear fuel, fossil fuel and sulfur dioxide emission allowance requirements.

South Carolina Pipeline Corporation (SCPC) is engaged in the purchase, transmission and sale of natural gas on a wholesale basis to distribution companies and directly to industrial customers in 40 counties throughout South Carolina. SCPC owns liquified natural gas (LNG) liquefaction and storage facilities. It also supplies the natural gas for SCE&G's gas distribution system. Other resale customers include municipalities and county gas authorities and gas utilities.

Public Service Company of North Carolina, Incorporated (PSNC) is a public utility engaged primarily in purchasing, selling, transporting and distributing natural gas to approximately 379,000 residential, commercial and industrial customers. PSNC provides service to 26 of its 28 franchised counties covering approximately 12,000 square miles in North Carolina. PSNC, through a wholly owned, non-regulated subsidiary, refuels natural gas vehicles and converts gasoline-fueled vehicles to natural gas.

Nonregulated Businesses

SCANA Energy Marketing, Inc. (Energy Marketing) markets natural gas and wholesale electricity primarily in the southeast. Energy Marketing also provides energy-related risk management services to producers and customers. In addition, SCANA Energy, a division of Energy Marketing, markets natural gas to approximately 385,000 customers (as of December 31, 2001) in Georgia's deregulated natural gas market.

SCANA Communications, Inc. (SCI) owns and operates a 500-mile fiber optic telecommunications network in South Carolina and provides tower site construction,

management and rental services in South Carolina and Georgia. SCI also owns an 800 Mhz radio service network within South Carolina, and in June 2001, agreed to subcontract the operation and maintenance of its network to Motorola, Inc. (Motorola) for the period July 1, 2001 through March 31, 2002. SCI intends to sell the network to Motorola at a purchase price in excess of its carrying value.

SCANA Communications Holdings, Inc. (SCH), a Delaware corporation and a wholly owned subsidiary of SCI, has investments in ITC Holding Company, Inc., ITC ^ DeltaCom, Inc., and Knology, Inc., which are telecommunications services companies in the southeastern United States. SCH also has an investment in Deutsche Telekom AG (DTAG), an international telecommunications carrier. This investment was received in exchange for its Powertel, Inc. (Powertel) investment owned prior to DTAG's acquisition of Powertel in May 2001.

ServiceCare, Inc. (ServiceCare) is engaged primarily in providing homeowners with service contracts on their home appliances. In March 2001 ServiceCare completed the sale of its home security and alarm monitoring division.

SCG Pipeline, Inc. (SCG), when operational, will provide interstate transportation services for natural gas to markets in southeastern Georgia and South Carolina. SCG will transport natural gas from interconnections with Southern Natural at Port Wentworth, Georgia, and from an import terminal owned by Southern LNG at Elba Island, near Savannah, Georgia. The endpoint of SCG's line will be at the site of SCE&G's proposed natural gas-fired generating station in Jasper County, South Carolina. In December 2001 SCG filed an application with the Federal Energy Regulatory Commission (FERC) for a Certificate of Public Convenience and Necessity to acquire and build a pipeline from Elba Island, Georgia to Jasper County, South Carolina. The project has an anticipated in-service date of November 2003.

Primesouth, Inc. is engaged primarily in power plant management and maintenance services. Primesouth is also involved in the operation of an alternate fuel facility owned by non-affiliates, and it receives management fees and expense reimbursements related to those activities.

SCANA Resources, Inc. conducts energy-related businesses and provides energy-related services.

Service Company

SCANA Services, Inc. provides administrative, management and other services to the subsidiaries and business units within the Company.

*Cautionary Language Concerning Forward-
Looking Statements*

Statements included in this discussion and analysis which are not statements of historical fact are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, and that actual results could differ materially from those indicated by such forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the following: (1) that the information is of a preliminary nature and may be subject to further and/or continuing review and adjustment, (2) changes in the utility and nonutility regulatory environment, (3) changes in the economy, especially in areas served by the Company's subsidiaries, (4) the impact of competition from other energy suppliers, (5) growth opportunities for the Company's regulated and diversified subsidiaries, (6) the results of financing efforts, (7) changes in the Company's accounting policies, (8) weather conditions, especially in areas served by the Company's subsidiaries, (9) performance of and marketability of the Company's investments in telecommunications companies, (10) inflation, (11) changes in environmental regulations, (12) volatility in commodity natural gas markets and (13) the other risks and uncertainties described from time to time in the Company's periodic reports filed with the U.S. Securities and Exchange Commission (SEC). The Company disclaims any obligation to update any forward-looking statements.

COMPETITION

Electric Operations

After the energy supply and pricing problems experienced in California in 2000 and 2001, the efforts to restructure electric markets at the state level have slowed considerably. Many states that had considered legislation to restructure the electric industry have stopped such efforts or are proceeding more slowly.

In South Carolina, electric restructuring efforts remain stalled, and consideration of electric restructuring legislation is unlikely in 2002. Further, while several companies have announced their intent to site merchant generating plants in the Company's service territory, economic events, environmental concerns and other factors have slowed those efforts. Legislation or regulatory action at the Federal level, particularly as part of a larger energy policy initiative, may be considered in 2002. The Company is not able to predict whether any restructuring legislation or regulatory action will be enacted and, if it is, the conditions it will impose on utilities.

SCANA's electric and gas utility, SCE&G, has undertaken a variety of initiatives aimed at preparing for a restructured electric market. These initiatives include obtaining accelerated recovery of electric regulatory assets, establishing open access transmission tariffs and selling bulk power to wholesale customers at market-based rates. Marketing of services to commercial and industrial customers has increased significantly, and SCE&G has executed long-term power supply contracts with a significant portion of its industrial customers. The Company believes that these actions, as well as numerous others that have been and will be taken, demonstrate its ability and commitment to succeed in the evolving operating environment.

Gas Distribution

Effective January 1, 2000 SCANA completed its acquisition of PSNC. The acquisition has been accounted for as a

purchase. PSNC is operated as a wholly owned subsidiary of SCANA. As a result of the transaction, SCANA became a registered public utility holding company under PUHCA.

Gas Transmission

SCG, when operational, will provide interstate transportation services for natural gas to markets in southeastern Georgia and South Carolina. SCG will transport natural gas from interconnections with Southern Natural at Port Wentworth, Georgia, and from an import terminal owned by Southern LNG at Elba Island, near Savannah, Georgia. The endpoint of SCG's line will be at the site of SCE&G's proposed natural gas-fired generating station in Jasper County, South Carolina. In December 2001, SCG filed an application with FERC for a Certificate of Public Convenience and Necessity to acquire and build a pipeline from Elba Island, Georgia to Jasper County, South Carolina. The project has an anticipated in-service date of November 2003.

SCPC's plans to convert from a closed system to an open-access transportation-only system have been postponed indefinitely due to a number of factors, including the impact of the current economic downturn and the lack of consistent customer support for the proposed plan of system conversion.

Retail Gas Marketing

SCANA Energy, the Company's non-regulated retail gas division in Georgia, has maintained its position as the second largest marketer in Georgia, with an approximate 27 percent market share. Due to record high natural gas prices and cold winter temperatures, the Georgia Public Service Commission (GPSC) adopted emergency rules which prohibited gas marketers from disconnecting service to residential customers for non-payment from mid-January through March 2001. Customers were also permitted to switch marketers without first paying outstanding balances owed to their previous provider. As a result of this action, SCANA Energy increased its allowance for uncollectible accounts in the first quarter of 2001 and, to the extent permitted by other GPSC rules, has implemented more stringent credit policies.

Since that time, the GPSC has remained extremely active in its review and oversight of the natural gas marketplace. In the summer of 2001 the GPSC placed restrictions on the length of time that customer deposits may be held by marketers and also called for other changes in the ways that marketers interact with their customers. Further, in September, Georgia's Governor called for the formation of a task force to study the impact of natural gas deregulation. In January 2002 that task force reported its recommendations regarding further restructuring. The Georgia legislature is currently considering bills which, if enacted, would allow electric membership cooperatives to seek certification to market natural gas and provide for the establishment of a regulated alternative supplier of gas services. These actions raise concern as to the level of additional restrictions which may be placed on marketers, including SCANA Energy, and heighten the risks of SCANA Energy's business efforts in that market.

SCANA Energy and SCANA's other natural gas distribution, transmission and marketing segments maintain gas inventory and also utilize forward contracts and financial instruments, including futures contracts, to manage their exposure to fluctuating commodity natural gas prices. (See Note 12 of Notes to Consolidated Financial Statements.) As a part of this risk management process, a portion of SCANA's projected natural gas needs has been purchased or otherwise placed under contract. This factor and others (e.g., the level of bad debts experienced) are, in the aggregate, used to establish retail pricing levels at SCANA Energy. As a result of the potential regulatory actions discussed above and other downward pricing pressures inherent in the competitive market, SCANA Energy may be unable to sustain its current levels of customers and/or pricing, thereby reducing expected margins and profitability.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash requirements arise primarily from the operational needs of SCANA's

subsidiaries, the Company's construction program, the activities or investments of SCANA's subsidiaries and payment of dividends. The ability of SCANA's regulated subsidiaries to replace existing plant investment, as well as to expand to meet future demand for electricity and gas, will depend upon their ability to attract the necessary financial capital on reasonable terms. SCANA's regulated subsidiaries recover the costs of providing services through rates charged to customers. Rates for regulated services are generally based on historical costs. As customer growth and inflation occur and the regulated subsidiaries continue their ongoing construction programs, the Company expects to seek increases in rates. The Company's future financial position and results of operations will be affected by the regulated subsidiaries' ability to obtain adequate and timely rate and other regulatory relief, if requested.

The estimated primary cash requirements for 2002 and the actual primary cash requirements for 2001, excluding requirements for non-nuclear fuel purchases, short-term borrowings and dividends, are as follows:

(Millions of Dollars)	2002	2001
Property additions and construction expenditures, net of allowance for funds used during construction	$ 677	$544
Nuclear fuel expenditures	6	4
Investments	18	46
Maturing obligations, redemptions and sinking and purchase fund requirements	714	317
Total	$1,415	$911

Approximately 41 percent of total cash requirements was provided from internal sources in 2001 as compared to 39 percent in 2000.

For the years 2003-2006, the Company has an aggregate of $1,034.3 million of long-term debt and preferred stock maturing, which includes an aggregate of $576.3 million for SCE&G, $2.2 million of purchase or sinking fund requirements for SCE&G's preferred stock and $21.4 million for PSNC. SCE&G's long-term debt maturities for the years 2003-2006 include approximately $93.8 million for sinking fund requirements all of which may be satisfied by deposit and cancellation of bonds issued upon the basis of property additions or bond retirement credits. These obligations and other commitments are tabulated below.

Contractual Cash Obligations

December 31, 2001 (Millions of dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term and short-term debt (including interest)	$5,364	$1,071	$1,217	$399	$2,677
Preferred stock sinking funds	11	1	2	1	7
Capital leases	3	1	2	—	—
Operating leases	90	17	37	19	17
Other commercial commitments	1,025	509	305	30	181

Included in other commercial commitments are estimated obligations under forward contracts for natural gas purchases. Certain of these contracts relate to regulated gas businesses; therefore, the effects of such contracts on gas costs are reflected in gas rates. The forward contracts for natural gas purchases include customary "make-whole" or default provisions, but are not considered to be "take-or-pay" contracts.

In addition to these commercial commitments, the Company is party to certain New York Mercantile Exchange (NYMEX) futures contracts for which any unfavorable market

movements have already been funded in cash. These derivatives are accounted for as cash flow hedges under Statement of Financial Accounting Standards (SFAS) No. 133, and their effects are reflected within other comprehensive income until such time as underlying transactions occur.

The Company anticipates that its contractual cash obligations will be met through internally generated funds and the incurrence of additional short-term and long-term indebtedness. Sales of additional equity securities may also occur. The Company expects that it has or can obtain adequate sources of financing to meet its projected cash requirements for the foreseeable future.

Financing Limits and Related Matters

The Company's issuance of various securities including long-term and short-term debt is subject to customary approval or authorization by state and Federal regulatory bodies including state public service commissions, the SEC and FERC. The following paragraphs describe the financing programs currently utilized by the Company.

SCANA Corporation

SCANA has in effect a medium-term note program for the issuance from time to time of unsecured medium-term debt securities. While issuance of these securities requires customary approvals discussed above, the Indenture under which they are issued contains no specific limit on the amount which may be issued.

At December 31, 2001 SCANA had $163 million of unused authorized lines of credit, of which $50 million was committed and the remainder was uncommitted. Amounts outstanding under SCANA's lines of credit totaled $0 and $85 million at December 31, 2001 and 2000, respectively.

South Carolina Electric & Gas Company

SCE&G is subject to the jurisdiction of the Public Service Commission of South Carolina (SCPSC) as to retail electric, gas and transit rates, service, accounting, issuance of securities

(other than short-term promissory notes) and other matters.

SCE&G's First and Refunding Mortgage Bond Indenture, dated April 1, 1945 (Old Mortgage), contains provisions prohibiting the issuance of additional bonds thereunder (Class A Bonds) unless net earnings (as therein defined) for 12 consecutive months out of the 18 months prior to the month of issuance are at least twice the annual interest requirements on all Class A Bonds to be outstanding (Bond Ratio). For the year ended December 31, 2001, the Bond Ratio was 5.77. The Old Mortgage allows the issuance of Class A Bonds up to an additional principal amount equal to (i) 70 percent of unfunded net property additions (which unfunded net property additions totaled approximately $1,759 million at December 31, 2001), (ii) retirements of Class A Bonds (which retirement credits totaled $44.9 million at December 31, 2001), and (iii) cash on deposit with the Trustee.

SCE&G is also subject to a bond indenture dated April 1, 1993 (New Mortgage) covering substantially all of its electric properties under which its future mortgage-backed debt (New Bonds) will be issued. New Bonds are issued under the New Mortgage on the basis of a like principal amount of Class A Bonds issued under the Old Mortgage which have been deposited with the Trustee of the New Mortgage. New Bonds will be issuable under the New Mortgage only if adjusted net earnings (as therein defined) for 12 consecutive months out of the 18 months immediately preceding the month of issuance are at least twice the annual interest requirements on all outstanding bonds (including Class A Bonds) and New Bonds to be outstanding (New Bond Ratio). For the year ended December 31, 2001 the New Bond Ratio was 5.71.

SCE&G's Restated Articles of Incorporation prohibit issuance of additional shares of preferred stock without the consent of the preferred shareholders unless net earnings (as defined therein) for the 12 consecutive months immediately preceding the month of issuance are at least one and one-half times the aggregate of all interest charges and preferred

stock dividend requirements on all shares of preferred stock outstanding immediately after the proposed issue (Preferred Stock Ratio). For the year ended December 31, 2001, the Preferred Stock Ratio was 1.83.

Without the consent of at least a majority of the total voting power of SCE&G's preferred stock, SCE&G may not issue or assume any unsecured indebtedness if, after such issue or assumption, the total principal amount of all such unsecured indebtedness would exceed ten percent of the aggregate principal amount of all of SCE&G's secured indebtedness and capital and surplus; however, no such consent is required to enter into agreements for payment of principal, interest and premium for securities issued for pollution control purposes.

At December 31, 2001 SCE&G had $250 million of unused authorized lines of credit under a credit agreement supporting the issuance of commercial paper. SCE&G's commercial paper outstanding at December 31, 2001 and 2000 was $114.7 million and $117.5 million, respectively. In addition, Fuel Company has a credit agreement for a maximum of $125 million with the full amount available at December 31, 2001. The credit agreement supports the issuance of short-term commercial paper for the financing of nuclear and fossil fuels and sulfur dioxide emission allowances. Fuel Company commercial paper outstanding at December 31, 2001 and 2000 was $50.1 million and $70.2 million, respectively. This commercial paper and amounts outstanding under the revolving credit agreement, if any, are guaranteed by SCE&G.

Public Service Company of North Carolina, Incorporated

PSNC has in effect a medium-term note program for the issuance from time to time of unsecured medium-term debt securities.

At December 31, 2001 PSNC had $125 million unused authorized lines of credit under a credit agreement supporting the issuance of commercial paper. PSNC had no commercial paper outstanding on December 31, 2001. PSNC's commercial paper outstanding at December 31, 2000 was $125 million.

Financing Transactions and Other Information

The following financing transactions have occurred since January 1, 2001:

- On January 24, 2001 SCANA issued $202 million of two-year floating rate notes maturing on January 24, 2003. The interest rate is reset quarterly based on three-month LIBOR plus 110 basis points. Proceeds from the debt were used to reduce short-term debt and for general corporate purposes.

- On January 24, 2001 SCE&G issued $150 million of first mortgage bonds having an annual interest rate of 6.70 percent and maturing on February 1, 2011. The proceeds from the sale of these bonds were used to reduce short-term debt and for general corporate purposes.

- On February 16, 2001 PSNC issued $150 million of medium-term notes having an annual interest rate of 6.625 percent and maturing on February 15, 2011. The proceeds were used to reduce short-term debt and for general corporate purposes.

- On May 9, 2001 SCANA issued $300 million of medium-term notes maturing May 15, 2011 and bearing a fixed interest rate of 6.875 percent. SCANA also entered into an interest rate swap agreement, designated as a fair value hedge, to pay variable rate and receive fixed rate interest payments. The proceeds from the issuance of the medium-term notes were used to refinance $300 million of bank notes originally issued to finance SCANA's acquisition of PSNC. The swap agreement was terminated and replaced with another swap agreement to pay variable rate and receive fixed rate interest payments, also designated as a fair value hedge, in August 2001. Approximately $6.5 million received upon the original swap's termination is being amortized over the term of the associated debt.

- On December 19, 2001 PSNC entered into two interest rate swap agreements to pay variable rate and receive fixed rate interest payments on a combined notional amount of $44.9 million. These swaps were designated as fair value hedges of PSNC's $12.9 million, 10 percent senior debentures due 2004 and $32.0 million, 8.75 percent senior debentures due 2012.

- On January 31, 2002 SCANA issued $250 million medium-term notes maturing February 1, 2012 and bearing a fixed interest rate of 6.25 percent. Also on January 31, 2002 SCANA issued $150 million of two-year floating rate notes maturing on February 1, 2004. The interest rate on the floating rate notes is reset quarterly based on three-month LIBOR plus 62.5 basis points. Proceeds from these issuances were used to refinance $400 million of two-year floating rate notes that matured on February 8, 2002, which had been issued to finance SCANA's acquisition of PSNC.

- On January 31, 2002 SCE&G issued $300 million of first mortgage bonds having an annual interest rate of 6.625 percent and maturing February 1, 2032. The proceeds from the sale of these bonds were used to reduce short-term debt primarily incurred as a result of SCE&G's construction program and to redeem its First and Refunding Mortgage Bonds, 8⅞ percent Series due August 15, 2021.

The Company's electric and natural gas businesses are seasonal in nature, with the primary demand for electricity being experienced during summer and winter and the primary demand for natural gas being experienced during winter. As a result of the significant increase during the latter half of 2000 in the cost to the Company of natural gas and the colder than normal weather experienced in December, the Company experienced significant increases in its working capital requirements, contributing to the need for the financings by SCANA and PSNC in early 2001 described above. The more recent borrowings were necessitated by the cash requirements of the construction program, including the projects described below.

SCE&G is constructing a $256 million gas turbine generator project in Aiken County, South Carolina. Two combined-cycle turbines will burn natural gas to produce 300 megawatts of new electric generation and use exhaust heat to replace coal-fired steam that powers two existing 75 megawatt turbines at the Urquhart Generating Station. The turbine project is scheduled to be completed by June 2002.

In October 1999 FERC notified SCE&G of its agreement with SCE&G's plan to reinforce Lake Murray Dam in order to maintain the lake in case of an extreme earthquake. Construction for the project and related activities, which began in the third quarter of 2001, are expected to cost $250 million and be completed in 2005. Any costs incurred by SCE&G are expected to be recoverable through electric rates.

In October 2001 SCE&G filed with the SCPSC its siting plans to construct an 875 megawatt generation facility in Jasper County, South Carolina, to supply electricity to its South Carolina customers. The facility will include three natural gas combustion-turbine generators and one steam-turbine generator. Construction of the $450 million facility is expected to begin in April 2002, with commercial operation in the summer of 2004. In connection with the facility, SCE&G has signed a 250 megawatt electric supply contract with North Carolina Electric Membership Corporation for a term of at least nine years beginning January 1, 2004.

ENVIRONMENTAL MATTERS

Electric Operations

The Clean Air Act Amendments of 1990 (CAA) required electric utilities to reduce emissions of sulfur dioxide and nitrogen oxides (NOx) substantially by the year 2000. The Company's compliance with these reductions has been accomplished. The Environmental Protection Agency (EPA) has indicated that it will propose regulations by December 2003 for stricter limits on mercury and other toxic pollutants generated by coal-fired plants.

SCE&G and GENCO currently estimate that air emissions control equipment will require capital expenditures of $165 million over the 2002-2006 period to retrofit existing facilities, with increased operation and maintenance costs of approximately $1.8 million per year. To meet compliance requirements for the years 2007 through 2011, the Company anticipates additional capital expenditures of approximately $82 million.

In October 1998 the EPA issued a final rule requiring 22 states, including South Carolina, to modify their state implementation plans to address the issue of NOx pollution. While not final, South Carolina has proposed NOx reductions that would require the Company to install pollution control equipment to reduce its NOx emissions. Capital expenditures will be required to comply with the NOx reductions and they are included in the cost figures above.

The EPA has undertaken an aggressive enforcement initiative against the industry and the Department of Justice has brought suit against a number of utilities in federal court alleging violations of the CAA. Prior to the suits those utilities had received requests for information under Section 114 of the CAA and were issued Notices of Violation prior to the suits. The basis for these suits is the assertion by the EPA that maintenance activities undertaken by the utilities over the past 20 or more years constitute "major modifications" which would have required the installation of costly Best Available Control Technology (BACT). The Company and SCE&G have received and responded to Section 114 requests for information related to Canadys, Wateree and Williams Stations. The regulations under the CAA provide certain exemptions to the definition of "major modifications," including an exemption for routine repair, replacement or maintenance. The Company has analyzed each of the activities covered by the EPA's requests and believes each of these activities is covered by the exemption for routine repair, replacement and maintenance. The regulations also provide an exemption for an increase in emissions resulting from increased hours of operation or production rate and from demand growth. It is possible that the EPA will commence

enforcement actions against SCE&G, and the EPA has the authority to seek penalties at the rate of up to $27,500 per day for each violation. The EPA also could seek installation of BACT (or equivalent) at the three plants. The Company believes that any assertions relative to the Company's and SCE&G's compliance with the CAA would be without merit. However, if successful, such assertions could have a material adverse effect on the Company's financial position, cash flows and results of operations.

The Federal Clean Water Act, as amended, provides for the imposition of effluent limitations that require treatment for wastewater discharges. Under this Act compliance with applicable limitations is achieved under a national permit program. Discharge permits have been issued for all and renewed for nearly all of SCE&G's and GENCO's generating units. Concurrent with renewal of these permits, the permitting agency has implemented a more rigorous program in monitoring and controlling thermal discharges and strategies for toxicity reduction in wastewater streams. The Company has been developing compliance plans for these initiatives. Amendments to the Clean Water Act proposed in Congress include several provisions which, if passed, could prove costly to SCE&G and GENCO. These include, but are not limited to, limitations to mixing zones and the implementation of technology-based standards.

Gas Distribution

The Company maintains an environmental assessment program to identify and evaluate current and former operations sites that could require environmental cleanup. As site assessments are initiated, estimates are made of the amount of expenditures, if any, deemed necessary to investigate and clean up each site. These estimates are refined as additional information becomes available; therefore, actual expenditures could differ significantly from the original estimates. Amounts estimated and accrued to date for site assessments and cleanup relate to regulated operations and are deferred and amortized with recovery provided through rates. Deferred amounts for SCE&G, net

of amounts previously recovered through rates and insurance settlements, totaled $24.4 million and $20.2 million at December 31, 2001 and 2000, respectively. The deferral includes the estimated costs associated with the following matters.

- In September 1992 the EPA notified SCE&G, among others, of its potential liability for the investigation and cleanup of the Calhoun Park area site in Charleston, South Carolina. This site encompasses approximately 30 acres and includes properties which were locations for various industrial operations, including one of SCE&G's decommissioned manufactured gas plants (MGP). Field work at the site began in November 1993 and has required the submission of several investigative reports and the implementation of several work plans. In September 2000 SCE&G was notified by the South Carolina Department of Health and Environmental Control (DHEC) that benzene contamination was detected in the intermediate aquifer on surrounding properties of the Calhoun Park area site. The EPA required that SCE&G conduct a focused Remedial Investigation/Feasibility Study on the intermediate aquifer, which was completed in June 2001. The EPA expects to issue a Record of Decision dealing with the intermediate aquifer and sediments in June 2002. SCE&G anticipates that major remediation activities will be completed in 2003, with certain monitoring activities continuing until 2007. As of December 31, 2001, SCE&G has spent approximately $15.8 million to remediate the Calhoun Park area site. Total remediation costs are estimated to be $21.9 million.

- SCE&G owns three other decommissioned MGP sites in South Carolina which contain residues of by-product chemicals. Two of these sites are currently being remediated under work plans approved by DHEC. SCE&G is continuing to investigate the remaining site and is monitoring the nature and

extent of residual contamination. SCE&G anticipates that major remediation activities for these three sites will be completed between 2003-2005. SCE&G has spent approximately $2.0 million related to these sites, and expects to incur an additional $6.0 million.

In addition, PSNC owns, or has owned, all or portions of seven sites in North Carolina on which MGPs were formerly operated. Intrusive investigation (including drilling, sampling and analysis) has begun at two sites and the remaining sites have been evaluated using historical records and observations of current site conditions. These evaluations have revealed that MGP residuals are present or suspected at several of the sites. PSNC estimates that the cost to remediate the sites would range between $11.3 million and $21.9 million. The estimated cost range has not been discounted to present value. PSNC's associated actual costs for these sites will depend on a number of factors, such as actual site conditions, third-party claims and recoveries from other potentially responsible parties (PRPs). At December 31, 2001 PSNC has recorded a liability and associated regulatory asset of $9.1 million, which reflects the minimum amount of the range, net of shared cost recovery expected from other PRPs and expenditures for work completed. Amounts incurred to date are approximately $1.1 million. Management believes that all MGP cleanup costs incurred will be recoverable through gas rates.

REGULATORY MATTERS — STATE

Regulated public utilities are allowed to record as assets some costs that would be expensed by other enterprises. If deregulation or other changes in the regulatory environment occur, the Company may no longer be eligible to apply this accounting treatment and may be required to eliminate such regulatory assets from its balance sheet. Although the potential effects of deregulation cannot be determined at present, discontinuation of the accounting treatment could have a material adverse effect on the Company's results of operations in the period the write-off would be recorded. It is expected that cash flows and the financial

position of the Company would not be materially affected by the discontinuation of the accounting treatment. The Company reported approximately $244 million and $100 million of regulatory assets and liabilities, respectively, including amounts recorded for deferred income tax assets and liabilities of approximately $142 million and $76 million, respectively, on its balance sheet at December 31, 2001.

The Company's generation assets would be exposed to considerable financial risks in a deregulated electric market. If market prices for electric generation do not produce adequate revenue streams and the enabling legislation or regulatory actions do not provide for recovery of the resulting stranded costs, the Company could be required to write down its investment in these assets. The Company cannot predict whether any write-downs will be necessary and, if they are, the extent to which they would adversely affect the Company's results of operations in the period in which they would be recorded. As of December 31, 2001 the Company's net investment in fossil/hydro and nuclear generation assets was $1,559.7 million and $572.9 million, respectively.

South Carolina Electric & Gas Company

SCE&G is subject to the jurisdiction of the SCPSC as to retail electric, gas and transit rates, service, accounting, issuance of securities (other than short-term promissory notes) and other matters.

Electric

On April 24, 2001 the SCPSC approved SCE&G's request to increase the fuel component of rates charged to electric customers from 1.330 cents per kilowatt-hour to 1.579 cents per kilowatt-hour. The increase reflects higher fuel costs projected for the period May 2001 through April 2002. The increase also provides recovery over a two-year period of under-collected actual fuel costs through April 2001, including short-term purchased power costs necessitated by outages at two of

SCE&G's base load generating plants in winter 2000-2001. The new rates were effective as of the first billing cycle in May 2001.

On September 14, 1999 the SCPSC approved an accelerated capital recovery plan for SCE&G's Cope Generating Station. The plan was implemented beginning January 1, 2000 for a three-year period. The SCPSC approved an accelerated capital recovery methodology wherein SCE&G may increase depreciation of its Cope Generating Station in excess of amounts that would be recorded based upon currently approved depreciation rates. The amount of the accelerated depreciation will be determined by SCE&G based on the level of revenues and operating expenses, not to exceed $36 million annually without the approval of the SCPSC. Any unused portion of the $36 million in any given year may be carried forward for possible use in the following year. As of December 31, 2001, no accelerated depreciation has been recorded. The accelerated capital recovery plan will be accomplished through existing customer rates.

On January 9, 1996 the SCPSC authorized a return on common equity of 12.0 percent. The SCPSC also approved establishment of a Storm Damage Reserve Account capped at $50 million to be collected through rates over a ten-year period. Additionally, the SCPSC approved accelerated amortization of a significant portion of SCE&G's electric regulatory assets (excluding deferred income tax assets) and the remaining transition obligation for postretirement benefits other than pensions, which enabled SCE&G to recover the balances as of the end of the year 2000.

Gas

SCE&G's rates are established using a cost of gas component approved by the SCPSC which may be modified periodically to reflect changes in the price of natural gas purchased by SCE&G.

SCE&G's cost of gas component in effect during the years ended December 31, 2000 and 2001 was as follows:

Rate Per Therm	Effective Date
$.543	January-July 2000
$.688	August-October 2000
$.782	November-December 2000
$.993	January-February 2001
$.793	March-October 2001
$.596	November-December 2001

On July 5, 2000 the SCPSC approved SCE&G's request to implement lower depreciation rates for its gas operations. The new rates were effective retroactively to January 1, 2000 and resulted in a reduction in annual depreciation expense of approximately $2.9 million. The retroactive effect was recorded in the second quarter of 2000.

In 1994 the SCPSC issued an order approving SCE&G's request to recover through a billing surcharge to its gas customers the costs of environmental cleanup at the sites of former MGPs. The billing surcharge is subject to annual review and provides for the recovery of substantially all actual and projected site assessment and cleanup costs and environmental claims settlements for SCE&G's gas operations that had previously been deferred. In October 2001, as a result of the annual review, the SCPSC approved SCE&G's request to increase the billing surcharge from 1.1 cents per therm to 3.0 cents per therm, which is intended to provide for the recovery, prior to the end of the year 2005, of the balance remaining at December 31, 2001 of $24.4 million.

Transit

In September 1992 the SCPSC issued an order granting SCE&G's request for a $.25 increase in transit fares from $.50 to $.75 in Columbia, South Carolina; however, the SCPSC also required $.40 fares for low income customers and denied SCE&G's request for certain bus route and schedule changes. The new rates were placed into effect in October 1992. After several appeals and petitions for reconsideration to the South Carolina Circuit Court (Circuit Court) and the South Carolina Supreme Court (Supreme Court) by the various parties, on September 27, 2000 the SCPSC issued an order granting certain relief requested by SCE&G. On September 29, 2000 the Consumer Advocate of South Carolina (Consumer Advocate) filed a motion with the SCPSC for a stay of this order. On October 3, 2000 the SCPSC accepted the Consumer Advocate's motion and issued a stay of its order. The Consumer Advocate and other intervenors have petitioned the Circuit Court for judicial review of the SCPSC's order granting relief. The Circuit Court has held in abeyance any appellate review pending the outcome of current negotiations on the transfer of the transit system from SCE&G to an unaffiliated regional transit authority.

Public Service Company of North Carolina, Incorporated

PSNC is subject to the jurisdiction of the North Carolina Utilities Commission (NCUC) as to gas rates, issuance of securities (other than notes with a maturity of two years or less or renewals of notes with a maturity of six years or less), accounting and other matters.

PSNC's rates are established using a benchmark cost of gas approved by the NCUC, which may be modified periodically to reflect changes in the market price of natural gas and changes in the rates charged by PSNC's pipeline transporters. PSNC may file revised tariffs with the NCUC coincident with these changes or it may track the changes in its deferred accounts for subsequent rate consideration. The NCUC reviews PSNC's gas purchasing practices annually.

PSNC's benchmark cost of gas in effect during the years ended December 2000 and 2001 was as follows:

Rate Per Therm	Effective Date
$.300	January 2000
$.265	February-May 2000
$.350	June 2000
$.450	July-September 2000
$.490	October-December 2000
$.690	January 2001
$.750	February-March 2001
$.650	April-August 2001
$.500	September-October 2001
$.350	November-December 2001

On April 6, 2000 the NCUC issued an order permanently approving PSNC's request to establish its commodity cost of gas for large commercial and industrial customers on the basis of market prices for natural gas. This mechanism allows PSNC to collect from its customers amounts approximating the amounts paid for natural gas.

A state expansion fund, established by the North Carolina General Assembly in 1991 and funded by refunds from PSNC's interstate pipeline transporters, provides financing for expansion into areas that otherwise would not be economically feasible to serve. On December 30, 1999 PSNC filed an application with the NCUC to extend natural gas service to Madison, Jackson and Swain Counties, North Carolina. On June 29, 2000 the NCUC approved PSNC's requests for disbursement of up to $28.4 million from PSNC's expansion fund for this project. PSNC estimates that the cost of this project will be approximately $31.4 million. The Madison County portion of the project was completed at a cost of approximately $5.8 million, and customers began receiving service in July 2001.

On December 7, 1999 the NCUC issued an order approving SCANA's acquisition of PSNC. As specified in the NCUC order, PSNC reduced its rates by approximately $1 million in each of August 2000 and August 2001, and agreed to a moratorium on general rate cases until August 2005. General rate relief can be obtained during this period to recover costs associated with materially adverse governmental actions and force majeure events.

On February 22, 1999 the NCUC approved PSNC's application to use expansion funds to extend natural gas service into Alexander County and authorized disbursements from the fund of approximately $4.3 million. Most of Alexander County lies within PSNC's certificated service territory and did not previously have natural gas service. The project was completed at a cost of approximately $4.8 million, and customers began receiving natural gas service in March 2000.

SCANA Energy — Georgia

See discussion at COMPETITION regarding the regulatory framework of the Company's business in the Georgia retail natural gas market.

REGULATORY MATTERS — FEDERAL

Effective with its acquisition of PSNC, SCANA became a registered public utility holding company under PUHCA. SCANA and its subsidiaries are subject to the jurisdiction of the SEC as to financings, acquisitions and diversifications, affiliate transactions and other matters.

The Company's regulated business operations were impacted by FERC Orders No. 636, 888 and 2000. Order No. 636 was intended to deregulate the markets for interstate sales of natural gas by requiring that pipelines provide transportation services that are equal in quality for all gas suppliers whether the customer purchases gas from the pipeline or another supplier. Orders No. 888 and 2000 require utilities under FERC jurisdiction that own, control or operate transmission lines to file nondiscriminatory open access tariffs that offer to others the same transmission service they provide to themselves and to submit plans for the possible formulation of a regional transmission organization (RTO). In the opinion of the Company, it continues to be able to meet successfully the challenges of these altered business climates and does not anticipate any

material adverse impact on the results of operations, cash flows, financial position or business prospects.

As already noted, Order No. 2000 required utilities which operate electric transmission systems to submit plans for the formation of RTOs. In March 2001 FERC gave provisional approval to SCE&G and two other southeastern electric utilities to establish GridSouth Transco, LLC (GridSouth) as an independent regional transmission company, responsible for operating and planning the utilities' combined transmission systems. In July 2001 FERC expressed its desire that utilities throughout the U. S. combine their transmission systems to create four large independent regional operators, one each in the Northeast, Southeast, Midwest and West. Accordingly FERC ordered mediation talks to take place between the utilities forming GridSouth and certain groups that had proposed other RTOs. These talks were mediated by an administrative law judge, who issued her nonbinding mediation report to FERC in September 2001. The report made recommendations related to the formation of a Southeast regional RTO. While FERC has not acted on the mediation report, and the timing or impact of future FERC orders related to RTOs cannot be predicted, SCE&G expects to be reimbursed or to otherwise recover costs it has incurred in connection with RTO formation.

CRITICAL ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS

Following are descriptions of the Company's accounting policies which are new or most critical in terms of reporting results of operations.

SFAS 71 — SCANA's regulated utilities are subject to the provisions of SFAS 71, which require them to record certain assets and liabilities that defer the recognition of expenses and revenues to future periods as a result of being rate-regulated. Aside from other impacts which might be experienced as a result of deregulation or other significant changes in the regulatory environments of the utilities, SFAS 71 could cease to be applicable and the Company could be required to write off such regulatory assets and liabilities (see also COMPETITION).

Provisions for bad debts / Allowances for doubtful accounts — As of each balance sheet date, SCANA and its subsidiaries evaluate the collectibility of accounts receivable and record allowances for doubtful accounts based on estimates of the level of actual write-offs which might be experienced. These estimates are based on, among other things, comparisons of the relative age of accounts and consideration of actual write-off history.

Investments in debt and equity securities — SCANA and certain of its subsidiaries hold investments in marketable securities, some of which are subject to SFAS 115 mark-to-market accounting and some of which are considered cost basis investments for which determination of fair value historically has been considered impracticable. Equity holdings subject to SFAS 115 are categorized as "available for sale" and are carried at quoted market, with any unrealized gains and losses credited or charged to other comprehensive income within common equity on the Company's balance sheet. Debt securities are categorized as "held to maturity" and are carried at amortized cost. When indicated, and in accordance with its stated accounting policy, SCANA performs periodic assessments of whether any decline in the value of these securities to amounts below SCANA's cost basis is other than temporary. When other than temporary declines occur, write-downs are recorded through operations, and new (lower) cost bases are established.

During 2001, as a result of a determination that an other than temporary decline in value (an impairment) had occurred, SCANA wrote down its investments in ITC ^ DeltaCom in the amount of approximately $35 million (net of tax).

Similarly, on March 1, 2002 the Company determined that the decline in value of its investment in DTAG to below its cost basis of $20.30 per share was other than temporary, and recorded an impairment loss of approximately $160 million (after tax). (See Note 16 of Notes to Consolidated Financial Statements.)

SCANA also from time to time holds investments in joint ventures, partnerships or other equity method investees for which evaluation of the existence and quantification of

"other than temporary" declines in value may be required. Whenever indicated, these write-downs are also recorded through earnings. During 2001 SCANA wrote down two such investments in the aggregate amount of $9 million (net of tax).

Although SCANA invests in securities and business ventures, it does not hold investments in unconsolidated special purpose entities such as those described in SFAS 140, and it does not engage in off-balance sheet financing or similar transactions other than incidental operating leases in the normal course of business, generally for office space, furniture and equipment.

Goodwill amortization and impairment analysis — SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets," were issued during 2001. SFAS 141 will require all future acquisitions to be accounted for utilizing the purchase method. SCANA considers the amounts categorized by FERC as "acquisition adjustments" to be goodwill as defined in SFAS 142 and has ceased amortization of such amounts upon the adoption of SFAS 142 effective January 1, 2002. In 2001 the amount of such amortization expense recorded was $14 million. This amortization related to acquisition adjustments of approximately $466 million carried on the books of PSNC and approximately $40 million carried on the books of SCPC.

As required by the provisions of SFAS 142, the Company is performing initial valuation analyses to determine whether these carrying amounts are impaired, and if so, the amount of any write-down which might be recorded as the cumulative effect of the change in accounting principle. As allowed by the Statement, the Company will have completed the initial stage of those analyses by June 30, 2002. If any write-downs are indicated by those analyses they will be quantified and recorded by the end of 2002. Because the Company is in the early stages of these analyses, the effect, if any, of the adoption of the impairment provisions of the Statement is not known; however, if write-downs are considered necessary, they could be material to the Company's results of operations for 2002.

Pension accounting — SCANA follows SFAS 87 in accounting for its defined benefit pension plan. SCANA's plan is fully funded and as such, significant net pension income is reflected in the financial statements (see Results of Operations). SFAS 87 requires the use of several assumptions, the selection of which may have a large impact on the resulting benefit recorded. Among the more sensitive assumptions are those surrounding discount rates and returns on assets. Net pension income of $43.3 million recorded in 2001 reflects the use of an 8 percent discount rate and an assumed 9.5 percent long-term return on plan assets. SCANA believes that these assumptions are, and that the resulting pension income amount is, reasonable. Were SCANA to have alternatively selected a discount rate of 7.5 percent and a rate of return on assets of 9 percent, the net pension income recorded in 2001 would have been reduced by approximately $6.2 million.

Accounting for postretirement benefits other than pensions — Similar to its pension accounting, SCANA follows SFAS 106 in accounting for its postretirement medical and life insurance benefits. This plan is unfunded, so no return on assets impacts the net expense recorded; however, the selection of discount rates can significantly impact the actuarial determination of net expense. SCANA used a discount rate of 8 percent and recorded a net SFAS 106 cost of $17.5 million for 2001. Were the selected discount rate to have been 7.5 percent, the expense would have been approximately $0.5 million higher.

Derivatives — Effective January 1, 2001 SCANA follows the provisions of SFAS 133 in accounting for its derivatives and hedging activities. Substantially all of SCANA's use of derivatives occurs in the normal course of its risk management processes and is generally confined to contracts which qualify for hedge accounting treatment under the provisions of SFAS 133. The Company is party to interest rate swaps and to NYMEX traded natural gas contracts. The Company values its NYMEX gas derivatives at fair value based on quoted market prices, and values an insignificant number (and value) of non-exchange traded gas-related

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derivatives using information provided by counterparties to those transactions or by reference to quoted market prices of listed contracts. The estimated fair value of interest rate swaps is similarly based on settlement amounts obtained from the counterparties.

As a result of adopting SFAS 133 the Company recorded a credit of approximately $23.0 million, net of tax, as the effect of a change in accounting principle (transition adjustment) to other comprehensive income on January 1, 2001. This amount represents the reclassification of unrealized gains that were deferred and reported as liabilities at December 31, 2000. In the future all gains and losses related to qualifying cash flow hedges deferred in other comprehensive income will be reclassified to earnings at the time the hedged transactions affect earnings.

SFAS 143, "Accounting for Asset Retirement Obligations," provides guidance for recording and disclosing a liability related to the future obligation to retire an asset (such as a nuclear plant). The Company will adopt SFAS 143 effective January 1, 2003. The impact SFAS 143 may have on the Company's results of operations, cash flows or financial position has not been determined but could be material.

The provisions of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," are effective January 1, 2002. This Statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. There was no impact on the Company's financial statements from the initial adoption of SFAS 144.

AFFILIATE TRANSACTIONS

SCANA and its consolidated affiliates engage in certain intercompany transactions, subject to the restrictions imposed by PUHCA. Among these transactions are the sale of gas to SCE&G by SCPC and the provision of administrative services to all members of the consolidated group by SCANA Services.

In addition to these transactions and investment transactions discussed at "Other Matters," the Company has engaged in the following transactions with other entities considered to be affiliates.

SCE&G has two equity-method investments in partnerships involved in converting coal to alternate fuel, the use of which fuel qualifies for favorable Federal income tax treatment (tax credits). The aggregate investment in these partnerships as of December 31, 2001 is approximately $3 million, and through December 31, 2001, they had generated and passed through to SCE&G approximately $28 million in such tax credits. Under a plan approved by the SCPSC, any tax credits generated and ultimately passed through to SCE&G have been and will be deferred and used to offset defined capital expenditures such as those related to reduction of environmental emissions.

OTHER MATTERS

Radio Service Network

SCI owns an 800 Mhz radio service network within South Carolina, and in June 2001, agreed to subcontract the operation and maintenance of its network to Motorola, Inc. (Motorola) for the period July 1, 2001 through March 31, 2002. SCI intends to sell the network to Motorola at a purchase price in excess of its carrying value.

Claims and Litigation

In 1999 an unsuccessful bidder for the purchase of the propane gas assets of SCANA filed suit against SCANA in Circuit Court seeking unspecified damages. The suit alleges the existence of a contract for the sale of assets to the plaintiff and various causes of action associated with that contract. The Company is confident in its position and intends to vigorously defend the lawsuit. The Company does not believe that the resolution of this issue will have a material impact on its results of operations, cash flows or financial position.

SCANA and Westvaco each own a 50 percent interest in Cogen South LLC (Cogen). Cogen built and operates a cogeneration facility in North Charleston, South Carolina. On

September 10, 1998 the contractor in charge of construction filed suit in Circuit Court alleging that it incurred construction cost overruns relating to the facility and that the construction contract provides for recovery of these costs. In addition to Cogen, Westvaco, SCE&G and SCANA were named as defendants in the suit. Cogen filed a separate suit against the contractor for delay and performance issues. The suits were combined and the contractor brought the manufacturer of the generator into the performance suit. In November 2001 a settlement was reached between all parties. Terms of the settlement are confidential, but the settlement's impact on SCANA and SCE&G's results of operations, cash flow and financial position is not material.

The Company is also engaged in various other claims and litigation incidental to its business operations which management anticipates will be resolved without material loss to the Company.

Telecommunications Investments

At December 31, 2001 SCANA and SCH, a wholly owned, indirect subsidiary of SCANA, held marketable equity and debt securities in the following companies in the amounts noted in the table below.

Investee	Held By	Securities[a]	Basis	Market[b]	Unrealized Gain (Loss)[c]
			(Millions of dollars)		
DTAG	SCH	39.3 million ordinary shares	$798.0	$664.3	$(133.7)
ITC	SCH	3.1 million common stock	5.8	[d]	n/a
	SCH	645,153 series A convertible preferred stock	7.2	[d]	n/a
	SCH	133,664 series B convertible preferred stock	4.0	[d]	n/a
ITC^DeltaCom	SCH	5.1 million common stock	4.4[e]	4.4	—
	SCH	1.5 million series A convertible preferred stock, convertible March 2002	2.6[e]	2.6	—
	SCANA	5,113 series B-1 preferred stock convertible into 877,193 shares of common stock	0.8[e]	0.8	—
	SCANA	6,667 series B-2 preferred stock convertible into 2,604,297 shares of common stock	2.3[e]	2.3	—
	SCANA	Warrants to purchase approximately 1.0 million shares of common stock	0.8[e]	0.8	—
Knology	SCH	7.2 million series A preferred stock, convertible upon an initial public offering and warrants to purchase 159,000 shares of series A preferred stock, convertible upon an initial public offering	5.0	[d]	n/a
	SCH	8.3 million series C preferred stock, convertible upon an initial public offering	25.0	[d]	n/a
Knology Broadband	SCH	$71,050,000 face amount, 11.875% Senior Discount Notes due 2007	64.9	[d]	n/a

(a) Convertible preferred stock is convertible into common stock at any time unless otherwise indicated.
(b) As converted, based on market value of underlying common stock, where applicable.
(c) Amounts are included in accumulated other comprehensive income (loss), net of taxes.
(d) Market value not readily determinable.
(e) Reflects write-down for "other than temporary" impairment as discussed below.

Deutsche Telekom AG (DTAG) is an international telecommunications carrier. The Company's investment in DTAG was received in exchange for approximately 14.9 million shares of Powertel, Inc. (Powertel) which SCH owned prior to DTAG's acquisition of Powertel in May 2001. SCH recorded a non-cash, after-tax gain of $354.4 million as a result of the exchange.

On March 1, 2002 the Company determined that the decline in value of its investment in DTAG to below its cost basis of $20.30 per share was other than temporary, and recorded an impairment loss of approximately $160 million (after tax). (See Note 16 of Notes to Consolidated Financial Statements.)

ITC Holding Company (ITC) holds ownership interests in several Southeastern

communications companies. ITC^DeltaCom is a fiber optic telecommunications provider and an affiliate of ITC. Knology, Inc. (Knology) is a broadband service provider of cable television, telephone and internet services. Knology is an affiliate of ITC. Knology Broadband, Inc. (Knology Broadband) is a wholly-owned subsidiary of Knology and an affiliate of ITC.

In the fourth quarter of 2001 the Company determined that the decline in value of its investment in ITC^DeltaCom (to below cost) was other than temporary. Accordingly the Company recorded an impairment charge of approximately $35.0 million (after tax).

RESULTS OF OPERATIONS

Earnings and Dividends

Earnings per share of common stock and cash dividends declared for 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Earnings derived from:			
Continuing operations	$2.15	$2.12	$1.39
Non-recurring gains	3.42	—	.34
Investment impairment	(.42)	—	—
Cumulative effect of accounting change, net of taxes	—	.28	—
Earnings per weighted average share	$5.15	$2.40	$1.73
Cash dividends declared (per share)	$1.20	$1.15	$1.32

- 2001 vs 2000 Earnings derived from continuing operations increased $.03, primarily as a result of improved results from retail gas marketing ($.03), improved results from energy marketing ($.09), completion of repairs at Summer Station in 2000 ($.04), a decrease in imputed interest expense related to the PSNC acquisition in 2000 ($.05) and other ($.02). These improvements were partially offset by a decrease in electric margin ($.11) and a decrease in regulated gas margin ($.09).

- 2000 vs 1999 Earnings derived from continuing operations increased $0.73, primarily as a result of improved results from retail gas marketing ($.04 net earnings for 2000 compared to $.45 loss in 1999) and the acquisition of PSNC ($.20). In addition electric margin

improved $.36 (see discussion at Electric Operations), regulated gas margin (excluding PSNC) improved $.07 and pension income increased $.05. These improvements were partially offset by increased interest expense of $.36, a charge for repairs at Summer Station ($.04) and other increases in operation and maintenance ($.04).

Pension income recorded by the Company reduced operations expense by $22.6 million, $22.6 million and $17.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. In addition pension income increased other income by $12.7 million, $12.8 million and $10.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. Effective July 1, 2000 the Company's pension plan was amended to provide a cash balance formula. The effect of this plan amendment was to reduce net periodic benefit income for the year ended December 31, 2000 by approximately $3.7 million.

In 2001 the Company recognized a non-recurring gain of $3.38 per share in connection with the sale of its investment in Powertel, which was acquired by DTAG in May 2001. The Company also recognized a gain of $.04 per share in connection with the sale of the assets of SCANA Security in March 2001. In 2001 the Company also recorded impairment charges related to investments in ITC^DeltaCom ($.34), a developer of micro-turbine technology ($.04) and a lime production plant ($.04). In 2000 the cumulative effect of an accounting change resulted from the recording of unbilled revenues by SCANA's retail utility subsidiaries (see Note 2 of Notes To Consolidated Financial Statements). Non-recurring gains resulted from the sale of retail propane assets ($.29) and telecommunications towers ($.05) in 1999.

The Company's financial statements include the recording of an Allowance for Funds Used During Construction (AFC). AFC is a utility accounting practice whereby a portion of the cost of both equity and borrowed funds used to finance construction (which is shown on the balance sheet as construction work in progress) is capitalized. An equity portion of AFC is

included in nonoperating income and a debt portion of AFC is included in interest charges (credits) as noncash items, both of which have the effect of increasing reported net income. AFC represented approximately 3.0 percent of income before income taxes in 2001, 2.3 percent in 2000 and 2.4 percent in 1999.

Electric Operations

Electric Operations is comprised of the electric portion of SCE&G, GENCO and Fuel Company. Electric operations sales margins (including transactions with affiliates) for 2001, 2000 and 1999, excluding the cumulative effect of accounting change in 2000, were as follows:

Millions of dollars	2001	2000	1999
Operating revenues	$1,368.7	$1,343.8	$1,226.0
Less: Fuel used in generation	(283.3)	(294.9)	(284.6)
Purchased power	(138.1)	(82.5)	(35.9)
Margin	$ 947.3	$ 966.4	$ 905.5

- 2001 vs 2000 Sales margin decreased primarily due to milder weather and the impact of the slowing economy, which was partially offset by customer growth and lower fuel costs.

- 2000 vs 1999 Sales margin increased primarily due to more favorable weather and customer growth.

Increases (decreases) from the prior year in megawatt-hour (MWH) sales volume by classes, excluding volumes attributable to the cumulative effect of accounting change in 2000, were as follows:

Classification	2001	% Change
Residential	(170,509)	(2.5)%
Commercial	(16,830)	—
Industrial	(317,659)	(4.8)%
Sales for resale (excluding interchange)	(108,236)	(8.8)%
Other	(18,927)	(3.4)%
Total territorial	(632,161)	(3.0)%
Negotiated Market Sales Tariff	207,984	10.0%
Total	(424,177)	(2.0)%

Classification	2000	% Change
Residential	396,179	6.3%
Commercial	354,350	6.0%
Industrial	524,969	8.5%
Sales for resale (excluding interchange)	33,505	2.8%
Other	34,676	6.7%
Total territorial	1,343,679	6.7%
Negotiated Market Sales Tariff	264,257	15.7%
Total	1,607,936	7.4%

- 2001 vs 2000 Sales volume decreased primarily due to milder weather and the impact of the slowing economy.

- 2000 vs 1999 Sales volume increased primarily due to more favorable weather and customer growth.

In March 2001 Summer Station returned to service after having been taken out of service on October 7, 2000 for a planned maintenance and refueling outage. During initial inspection activities, plant personnel discovered a small leak in a weld in a primary coolant system pipe. Repairs were completed and the integrity of the new welds was verified through extensive testing. The Nuclear Regulatory Commission (NRC) was closely involved throughout this process and approved SCE&G's actions, as well as the restart schedule.

Also in April 2001 SCE&G's 385 megawatt coal-fired Cope Generating Station returned to service after having been taken out of service in January 2001 due to an electrical ground in the generator. The SCPSC has approved recovery of the cost of replacement power related to both of these outages through SCE&G's fuel adjustment clause.

Gas Distribution

Gas Distribution is comprised of the local distribution operations of SCE&G and PSNC. Gas distribution sales margins (including transactions with affiliates) for 2001, 2000 and 1999, excluding the cumulative effect of accounting change in 2000, were as follows:

Millions of dollars	2001	2000	1999
Operating revenues	$ 793.6	$ 745.9	$ 239.0
Less: Gas purchased for resale	(537.8)	(486.3)	(152.6)
Margin	$ 255.8	$ 259.6	$ 86.4

SCANA acquired PSNC effective January 1, 2000. Therefore the Company's sales for 1999 do not include PSNC.

- 2001 vs 2000 Sales margin decreased primarily as a result of the slowing economy and increased competition with alternate fuels.

- 2000 vs 1999 Sales margin increased primarily due to the acquisition of PSNC, which contributed $161.5 million, and improved margin at SCE&G due primarily to more favorable weather.

Increases (decreases) from the prior year in dekatherm (DT) sales volume by classes, including transportation gas and excluding volumes attributable to the cumulative effect of accounting change in 2000, were as follows:

Classification	2001	% Change
Residential	(7,068,050)	(18.1)%
Commercial	(2,613,154)	(10.0)%
Industrial	(2,859,885)	(12.7)%
Transportation gas	(3,318,646)	(10.5)%
Sales for resale	882	*
Total	(15,858,853)	(13.3)%

Classification	2000	% Change
Residential	27,211,306	230.2%
Commercial	14,493,448	123.9%
Industrial	4,484,199	25.0%
Transportation gas	29,523,281	*
Sales for resale	407	*
Total	75,712,641	174.2%

* Not meaningful

- 2001 vs 2000 Sales volume decreased due to the slowing economy and use of alternate fuels by industrial customers.

- 2000 vs 1999 Sales volume increased primarily as a result of the acquisition of PSNC, which accounted for 72.6 million DTs. SCE&G's sales volume increased approximately 2.0 million DTs due to colder weather and customer growth, which were partially offset by curtailments and use of alternate fuels by industrial customers.

Gas Transmission

Gas Transmission is comprised of SCPC. Gas transmission sales margins (including transactions with affiliates) for 2001, 2000 and 1999 were as follows:

Millions of dollars	2001	2000	1999
Operating revenues	$ 478.0	$ 489.0	$ 342.4
Less: Gas purchased for resale	(434.1)	(434.7)	(295.1)
Margin	$ 43.9	$ 54.3	$ 47.3

- 2001 vs 2000 Sales margin decreased primarily as a result of decreased volume of sales to industrial customers due to competitive pricing of alternate fuels and a slowing economy, decreased volume of sales to electric generation due to milder weather, and reduced margins in sales for resale as a result of milder weather.

- 2000 vs 1999 Sales margin increased primarily as a result of increased contract and sales volumes from the sales for resale and margin earned from industrial customers.

Increases (decreases) from the prior year in DT sales volume by classes including transportation were as follows:

Classification	2001	% Change
Commercial	(422,070)	(37.2)%
Industrial	(101,275,260)	(25.8)%
Transportation	7,250,560	32.1%
Sales for resale	(95,295,980)	(15.3)%
Total	(189,742,750)	(18.3)%

Classification	2000	% Change
Commercial	22,132	24.2%
Industrial	(5,212,904)	(11.7)%
Transportation	10,296	0.5%
Sales for resale	3,542,185	6.0%
Total	(1,638,291)	(1.6)%

- 2001 vs 2000 Commercial and industrial volumes decreased due to increased gas to gas competition and the slowing economy. Transportation volumes increased due to increased gas to gas competition. Sales for resale volumes decreased due to milder weather.

- 2000 vs 1999 Sales for resale volumes increased as a result of colder temperatures. The sales volume for industrial customers decreased due to decreased sales to electric generation facilities and decreased sales to other customers with alternate fuel sources.

Retail Gas Marketing

Retail Gas Marketing is comprised of SCANA Energy, a division of SCANA Energy Marketing, Inc., which operates in Georgia's deregulated natural gas market. Retail gas marketing revenues and net income (loss) for 2001, 2000 and 1999 were as follows:

Millions of dollars	2001	2000	1999
Operating revenues	$628.1	$547.3	$206.6
Net income (loss)	7.6	4.4	(44.8)

- 2001 vs 2000 Operating revenues increased due to cold weather and record high gas costs early in the year. Net income increased primarily as a result of increases in gross margins on gas sales.

- 2000 vs 1999 Operating revenues increased as a result of customer growth, favorable weather and a successful gas supply and pricing strategy. Net income increased as a result of the increase in revenue and significant reductions in customer acquisition and advertising expenditures.

Delivered volumes for 2001, 2000 and 1999 totaled approximately 76.7 million, 73.8 million and 40.9 million DT, respectively, which include interruptible volumes of approximately 40.7 million, 30.6 million and 18.9 million DT for the same periods, respectively.

Energy Marketing

Energy Marketing is comprised of the Company's non-regulated marketing operations, excluding SCANA Energy. Energy marketing operating revenues and net income (loss) for 2001, 2000 and 1999 were as follows:

Millions of dollars	2001	2000	1999
Operating revenues	$438.9	$543.8	$223.3
Net income (loss)	2.6	(4.2)	(3.9)

- 2001 vs 2000 Operating revenues decreased primarily due to lower prices for natural gas in the latter part of the year and the closing of the Midwest and California offices. Net income increased primarily due to improved margins.

- 2000 vs 1999 Operating revenues increased primarily due to increased prices for natural gas. Net loss increased primarily due to increased bad debts.

Delivered volumes for 2001, 2000 and 1999 totaled approximately 75.3 million, 83.9 million and 103.7 million DT, respectively. The decrease in volumes for 2001 resulted from the closing of the Midwest and California offices and the decrease in volumes for 2000 resulted from the closing of the Houston office.

Other Operating Expenses

Increases in other operating expenses were as follows:

Millions of dollars	2001	% Change	2000	% Change
Other operation and maintenance	$ 3.5	0.7%	$ 66.1	16.1%
Depreciation and amortization	7.2	3.3%	47.4	28.1%
Other taxes	1.5	21.3%	10.6	10.3%
Total	$12.2	1.5%	$124.1	18.2%

- 2001 vs 2000 Other operation and maintenance expenses increased primarily as a result of increases in employee benefit costs. Depreciation and amortization increased primarily as a result of normal increases in utility plant. Other taxes increased primarily due to increased property taxes.

- 2000 vs 1999 Other operating expenses increased primarily as a result of the acquisition of PSNC. This acquisition accounted for the following increases: other operation and maintenance ($67.5 million), depreciation and amortization ($41.9 million, of which $13.4 million is attributable to the amortization of the acquisition adjustment), and other taxes ($6.4 million).

  Apart from the PSNC acquisition, other operation and maintenance expense decreased $1.4 million due to pension income (see Earnings and Dividends), which was partially offset by increased maintenance costs for electric generating and distribution facilities. Depreciation and amortization increased $5.5 million primarily due to normal increases in utility plant. Other taxes increased $4.2 million primarily due to increased property taxes.

Other Income

Increases (decreases) in other income, excluding the equity component of AFC, were as follows:

Millions of dollars	2001	% Change	2000	% Change
Gain on sale of investments	$545.3	*	—	—
Gain on sale of assets .	10.1	*	$(64.8)	(95.3)%
Impairment of investments	(61.9)	*	—	—
Other income	0.8	2.1%	18.6	96.4%
Total	$494.3	*	$(46.2)	(52.9)%

* Not meaningful

- 2001 vs 2000 Other income increased primarily as a result of the non-recurring gain recognized in May 2001 in connection with the exchange of the Company's investment in Powertel for shares of DTAG, and the March 2001 gain on the sale of the assets of SCANA Security. These gains were partially offset by the impairments recorded related to investments in ITC^DeltaCom, a developer of micro-turbine technology and a lime production plant.

- 2000 vs 1999 Other income decreased primarily as a result of the sale in 1999 of nonregulated propane assets and telecommunications towers.

Interest Expense

Increases (decreases) in interest expense, excluding the debt component of AFC, were as follows:

(Millions of dollars)	2001	% Change	2000	% Change
Interest on long-term debt, net	$ 17.8	8.6%	$73.8	55.8%
Other interest expense	(14.4)	(58.8)%	10.7	77.5%
Total	$ 3.4	1.5%	$84.5	57.9%

- 2001 vs 2000 Interest expense increased primarily as a result of increased borrowings which was partially offset by declining variable interest rates, the Company's use of interest rate swap contracts to convert higher fixed rate debt to lower variable rate debt and a decrease in the weighted average interest rate on other long-term and short-term debt.

- 2000 vs 1999 Interest expense increased primarily as a result of financing the acquisition of PSNC and related repurchase of SCANA shares ($46.0 million) and interest incurred on PSNC debt that was assumed as a result of the acquisition ($19.6 million). In addition, interest expense increased as a result of increased borrowings and increased weighted average interest rates on long-term and short-term borrowings.

Income Taxes

Income taxes increased approximately $163.8 million for the year 2001 compared to 2000 and increased approximately $29.7 million for the year 2000 compared to 1999. Changes in 2001 income taxes are primarily due to the recording of deferred income taxes in connection with the non-recurring gain recorded in May 2001 arising from the exchange of the Company's investment in Powertel for shares of DTAG. Changes in 2000 income taxes are primarily due to changes in operating income.

All financial instruments held by the Company described below are held for purposes other than trading.

Interest rate risk — The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates. For debt obligations the table presents principal cash flows and related weighted average interest rates by expected maturity dates.

December 31, 2001 (Millions of dollars)	Expected Maturity Date							
Liabilities	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Long-Term Debt:								
Fixed Rate ($)	38.3	298.5	187.0	182.0	162.8	1,728.0	2,596.6	2,602.8
Average Fixed Interest Rate	7.21	6.38	7.58	7.43	8.63	7.02	6.64	
Variable Rate ($)	700.0	202.0	—	—	—	—	902.0	898.2
Average Variable Interest Rate	2.82	3.45	—	—	—	—	2.96	
Interest Rate Swaps:								
Pay Variable/Receive Fixed ($)	—	—	12.9	—	—	332.0	344.9	1.2
Average Pay Interest Rate	—	—	7.82	—	—	2.96	3.15	
Average Receive Interest Rate	—	—	10.0	—	—	6.21	6.35	

December 31, 2000 (Millions of dollars)	Expected Maturity Date							
Liabilities	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value
Long-Term Debt:								
Fixed Rate ($)	40.9	337.3	297.2	186.3	182.0	1,267.4	2,311.1	2,232.2
Average Fixed Interest Rate	7.27	7.36	6.38	7.58	7.43	7.35	7.25	
Variable Rate ($)	—	550.0	150.0	—	—	—	700.0	699.7
Average Variable Interest Rate	—	7.26	7.48	—	—	—	7.31	

While a decrease in interest rates would increase the fair value of debt, it is unlikely that events which would result in a realized loss will occur.

In addition the Company has an investment in the 11.875 percent senior discount notes (due 2007) of a telecommunications company, the cost basis of which is approximately $64.9 million. As these notes are not actively traded, determination of their fair value is not practicable.

Commodity price risk — The table below provides information about the Company's financial instruments that are sensitive to changes in natural gas prices. Weighted average settlement prices are per 10,000 mmbtu.

December 31, 2001 (Millions of dollars) Natural Gas Derivatives:	Expected Maturity in 2002			Expected Maturity in 2003		
	Weighted Avg Settlement Price	Contract Amount	Fair Value	Weighted Avg Settlement Price	Contract Amount	Fair Value
Futures Contracts:						
Long ($)	2.63	119.3	76.0	3.26	3.0	2.6
Short ($)	2.64	1.6	1.1	—	—	—

December 31, 2000 (Millions of dollars) Natural Gas Derivatives:	Expected Maturity in 2001		
	Weighted Avg Settlement Price	Contract Amount	Fair Value
Futures Contracts:			
Long ($)	6.58	60.0	85.9
Short ($)	6.30	1.4	2.1

The Company uses derivative instruments to hedge forward purchases and sales of natural gas, which create market risks of different types. Instruments designated as cash flow hedges are used to hedge risks associated with fixed price obligations in a volatile market and risks associated with price differentials at different delivery locations. The basic types of financial instruments utilized are exchange-traded instruments, such as NYMEX futures contracts or options and over-the-counter instruments such as swaps, which are typically offered by energy and financial institutions.

Risk limits are established to control the level of market, credit, liquidity and operational/administrative risks assumed by the Company. The Company's Board of Directors has delegated the authority for setting market risk limits to the Risk Management Committee, which is comprised of members of senior management, the Company's Controller, the Senior Vice President of SCPC and the President of Energy Marketing. The Risk Management Committee provides assurance to the Board of Directors with regard to compliance with risk management policies and brings to the Board's attention any areas of concern. Written policies define the physical and financial transactions that are prohibited as well as the authorization requirements for transactions that are allowed.

The NYMEX futures information above includes those financial positions of both Energy Marketing and SCPC. The ultimate effects of the hedging activities of SCPC are passed through to its customers through SCPC's fuel adjustment clauses.

Equity price risk — Investments in telecommunications companies' equity securities are carried at their market value or, if market value is not readily determinable, at their cost. The Company's investments in such securities totaled $722.3 million at December 31, 2001. A temporary decline in value of ten percent would result in a $72.2 million reduction in fair value and a corresponding adjustment, net of tax effect, to the related equity account for unrealized gains/losses, a component of other comprehensive income. An other than temporary decline in value of ten percent would result in a $72.2 million reduction in fair value and a corresponding adjustment to net income, net of tax effect.

SCANA Corporation:

We have audited the accompanying Consolidated Balance Sheets and Statements of Capitalization of SCANA Corporation (Company) as of December 31, 2001 and 2000 and the related Consolidated Statements of Income, Comprehensive Income and Changes in Common Equity and of Cash Flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2000, the Company changed its method of accounting for operating revenues associated with its regulated utility operations.

Deloitte & Touche LLP

Columbia, South Carolina
February 8, 2002
(March 1, 2002 as to Note 16)

SCANA Corporation
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2001	**2000**
	(Millions of dollars)	
Assets		
Utility Plant (Notes 1 & 6):		
Electric	$4,855	$4,747
Gas	1,536	1,435
Other	187	187
Total	6,578	6,369
Less accumulated depreciation and amortization	2,364	2,212
Total	4,214	4,157
Construction work in progress	544	261
Nuclear fuel, net of accumulated amortization	45	57
Acquisition adjustments — gas, net of accumulated amortization (Note 3)	460	474
Utility Plant, Net	5,263	4,949
Nonutility Property, net of accumulated depreciation	93	79
Investments (Note 12)	191	203
Nonutility Property and Investments, Net	284	282
Current Assets:		
Cash and temporary investments (Notes 1 & 12)	212	159
Receivables (Net of allowance for uncollectible accounts of $37 and $31) (Note 1)	424	694
Inventories (At average cost) (Note 7):		
Fuel	164	107
Materials and supplies	59	56
Emission allowances	13	20
Prepayments and other	21	16
Investments (Note 12)	664	479
Total Current Assets	1,557	1,531
Deferred Debits:		
Environmental	34	31
Nuclear plant decommissioning fund (Note 1)	79	72
Pension asset, net (Note 5)	239	196
Other regulatory assets (Note 1)	210	213
Other	156	153
Total Deferred Debits	718	665
Total	$7,822	$7,427

	December 31,	
	2001	2000
	(Millions of dollars)	
Capitalization and Liabilities		
Shareholders' Investment:		
Common equity (Note 9)	$2,194	$2,032
Preferred stock (Not subject to purchase or sinking funds) (Note 10)	106	106
Total Shareholders' Investment	·2,300	2,138
Preferred Stock, net (Subject to purchase or sinking funds) (Note 10)	10	10
SCE&G — Obligated Mandatorily Redeemable Preferred Securities of SCE&G's Subsidiary Trust, SCE&G Trust I, holding solely $50 million principal amount of the 7.55% Junior Subordinated Debentures of SCE&G, due 2027 (Note 10)	50	50
Long-Term Debt, net (Notes 6 & 12)	2,646	2,850
Total Capitalization	5,006	5,048
Current Liabilities:		
Short-term borrowings (Notes 7, 8 & 12)	165	398
Current portion of long-term debt (Note 6)	739	41
Accounts payable	275	394
Customer prepayments and deposits	41	27
Taxes accrued	82	54
Interest accrued	45	42
Dividends declared	34	32
Deferred income taxes, net (Notes 1 & 11)	154	98
Other	26	30
Total Current Liabilities	1,561	1,116
Deferred Credits:		
Deferred income taxes, net (Notes 1 & 11)	720	721
Deferred investment tax credits (Notes 1 & 11)	118	119
Reserve for nuclear plant decommissioning (Note 1)	79	72
Postretirement benefits (Note 5)	122	113
Other regulatory liabilities	100	70
Other (Note 1)	116	168
Total Deferred Credits	1,255	1,263
Commitments and Contingencies (Note 13)	—	—
Total	$7,822	$7,427

See Notes to Consolidated Financial Statements.

SCANA Corporation
CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,		
	2001	2000	1999
	(Millions of Dollars, except per share amounts)		
Operating Revenues (Notes 1, 2 & 4):			
Electric	$1,369	$1,344	$1,226
Gas — Regulated	1,015	998	422
Gas — Nonregulated	1,067	1,091	430
Total Operating Revenues	3,451	3,433	2,078
Operating Expenses:			
Fuel used in electric generation	283	295	285
Purchased power	138	82	36
Gas purchased for resale	1,681	1,694	721
Other operation and maintenance (Note 1)	482	477	411
Depreciation and amortization (Note 1)	224	217	169
Other taxes	115	114	103
Total Operating Expenses	2,923	2,879	1,725
Operating Income	528	554	353
Other Income (Expense):			
Other income, including allowance for equity funds used during construction (Note 1)	54	41.	22
Gain on sale of assets	13	3	68
Gain on sale of investments (Note 12)	545	—	—
Impairment of investments (Note 12)	(62)	—	—
Total Other Income	550	44	90
Income Before Interest Charges, Income Taxes, Preferred Stock Dividends and Cumulative Effect of Accounting Change	1,078	598	443
Interest Charges, Net of Allowance for Borrowed Funds	223	225	142
Income Before Income Taxes, Preferred Stock Dividends and Cumulative Effect of Accounting Change	855	373	301
Income Taxes (Note 11)	305	141	111
Income Before Preferred Stock Dividends and Cumulative Effect of Accounting Change	550	232	190
Preferred Dividend Requirement of SCE&G — Obligated Mandatorily Redeemable Preferred Securities	4	4	4
Income Before Cash Dividends on Preferred Stock of Subsidiary and Cumulative Effect of Accounting Change	546	228	186
Cash Dividends on Preferred Stock of Subsidiary (At stated rates)	7	7	7
Income Before Cumulative Effect of Accounting Change	539	221	179
Cumulative Effect of Accounting Change, net of taxes (Note 2)	—	29	—
Net Income	$ 539	$ 250	$ 179
Basic and Diluted Earnings Per Share of Common Stock:			
Before Cumulative Effect of Accounting Change	$5.15	$2.12	$1.73
Cumulative Effect of Accounting Change, net of taxes (Note 2)	—	.28	—
Basic and Diluted Earnings Per Share	$5.15	$2.40	$1.73
Weighted Average Shares Outstanding (millions)	104.7	104.5	103.6

See Notes to Consolidated Financial Statements.

SCANA Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2001	2000 (Millions of dollars)	1999
Cash Flows From Operating Activities:			
Net income	$539	$250	$179
Adjustments to reconcile net income to net cash provided from operating activities:			
Cumulative effect of accounting change, net of taxes	—	(29)	—
Depreciation and amortization	236	227	177
Amortization of nuclear fuel	16	16	18
Gain on sale of assets and investments	(558)	(3)	(68)
Impairment of investments	62	—	—
Hedging activities	(65)	—	—
Allowance for funds used during construction	(26)	(9)	(7)
Over (under) collection, fuel adjustment clauses	20	(25)	(6)
Changes in certain assets and liabilities:			
(Increase) decrease in receivables	262	(258)	(36)
(Increase) decrease in inventories	(53)	3	(14)
(Increase) decrease in pension asset	(43)	(43)	(29)
(Increase) decrease in other regulatory assets	(3)	4	19
Increase (decrease) in deferred income taxes, net	189	61	19
Increase (decrease) in other regulatory liabilities	22	6	(7)
Increase (decrease) in postretirement benefits	9	15	11
Increase (decrease) in accounts payable	(119)	155	(30)
Increase (decrease) in taxes accrued	28	(55)	14
Other, net	(20)	76	(15)
Net Cash Provided From Operating Activities	496	391	225
Cash Flows From Investing Activities:			
Utility property additions and construction expenditures, net of AFC	(523)	(334)	(238)
Purchase of subsidiary, net of cash acquired	—	(212)	—
Proceeds on sale of assets	28	8	112
Increase in nonutility property	(25)	(27)	(23)
Increase in investments	(46)	(20)	(74)
Net Cash Used For Investing Activities	(566)	(585)	(223)
Cash Flows From Financing Activities:			
Proceeds from issuance of First Mortgage Bonds	149	148	99
Proceeds from issuance of notes and loans	648	998	200
Proceeds from swap settlement	6	—	—
Repayments of mortgage bonds	—	(100)	(10)
Repayments of notes and loans	(317)	(175)	(77)
Repayments of other long-term debt	—	(8)	(10)
Repurchases of preferred stock	—	(1)	—
Repurchases of common stock	—	(488)	—
Dividend payments on common stock	(123)	(124)	(148)
Dividend payments on preferred stock of subsidiary	(7)	(7)	(7)
Short-term borrowings, net	(233)	(6)	5
Net Cash Provided From Financing Activities	123	237	52
Net Increase in Cash and Temporary Investments	53	43	54
Cash and Temporary Investments, January 1	159	116	62
Cash and Temporary Investments, December 31	$212	$159	$116
Supplemental Cash Flow Information:			
Cash paid for — Interest (net of capitalized interest of $11, $6 and $4)	$219	$207	$138
— Income taxes	71	120	70
Noncash Investing and Financing Activities:			
Unrealized gain (loss) on securities available for sale, net of tax	(226)	(197)	311

In connection with the purchase of Public Service Company of North Carolina, Incorporated in 2000, assets with a fair value of $1,177 million were acquired, cash of $212 million was paid, SCANA stock valued at $488 million was issued, and liabilities of $477 million were assumed.

See Notes to Consolidated Financial Statements.

SCANA Corporation
CONSOLIDATED STATEMENTS OF CAPITALIZATION

	December 31,			
	2001		2000	
	(Millions of dollars)			
Common Equity (Note 9):				
Common stock, without par value, authorized 150,000,000 shares; issued and outstanding, 104,728,268 shares in 2001 and 2000	$1,043		$1,043	
Accumulated other comprehensive income (loss)	(113)		139	
Retained earnings	1,264		850	
Total Common Equity	2,194	44%	2,032	40%

South Carolina Electric & Gas Company:

Cumulative Preferred Stock (Not subject to purchase or sinking funds)

$100 Par Value — Authorized 1,200,000 shares
$50 Par Value — Authorized 125,209 shares

		Shares Outstanding		Redemption				
	Series	2001	2000	Price				
$100 Par	6.52%	1,000,000	1,000,000	100.00	100		100	
$50 Par	5.00%	125,209	125,209	52.50	6		6	
Total Preferred Stock (Not subject to purchase or sinking funds) (Note 10)					106	2%	106	2%

South Carolina Electric & Gas Company:

Cumulative Preferred Stock (Subject to purchase and sinking funds)

$100 Par Value — Authorized 1,550,000 shares; None outstanding in 2001 and 2000
$50 Par Value — Authorized 1,560,287 shares

	Shares Outstanding		Redemption				
Series	2001	2000	Price				
4.50%	8,397	9,600	51.00	1		1	
4.60%[A]	14,052	16,052	51.00	1		1	
4.60%[B]	54,400	57,800	50.50	3		3	
5.125%	66,000	67,000	51.00	3		3	
6.00%	66,635	69,835	50.50	3		3	
Total	209,484	220,287					

$25 Par Value — Authorized 2,000,000 shares; None outstanding in 2001 and 2000

	2001		2000	
Total Preferred Stock (Subject to purchase or sinking funds)	11		11	
Less: Current portion, including sinking fund requirements	(1)		(1)	
Total Preferred Stock, Net (Subject to purchase or sinking funds) (Notes 10 & 12)	10	—%	10	—%
SCE&G — Obligated Mandatorily Redeemable Preferred Securities of SCE&G's Subsidiary Trust, SCE&G Trust I, holding solely $50 million principal amount of 7.55% Junior Subordinated Debentures of SCE&G, due 2027 (Note 10)	50	1%	50	1%

			December 31,	
			2001	2000
			(Millions of dollars)	

Long-Term Debt (Notes 6 & 12)

SCANA Corporation:

	Series	Year of Maturity	2001	2000
Medium-Term Notes	3.08%[1]	2002	$ 300	$ 300
	2.63%[2]	2002	400	400
	6.51%	2003	20	20
	6.05%	2003	60	60
	6.25%	2003	75	75
	3.45%[3]	2003	202	—
	7.44%	2004	50	50
	6.90%	2007	25	25
	5.81%	2008	115	115
	6.875%	2011	300	—

(1) Current rate, based on three-month LIBOR + 65 basis points, reset quarterly
(2) Current rate, based on three-month LIBOR + 50 basis points reset quarterly
(3) Current rate, based on three-month LIBOR + 110 basis points, reset quarterly

| Bank note, due 2002-2003, LIBOR rate, reset 1, 2, 3 or 6 months | — | 300 |

South Carolina Electric & Gas Company:

	Series	Year of Maturity	2001	2000
First Mortgage Bonds	6¼%	2003	100	100
	7.70%	2004	100	100
	7½%	2005	150	150
	6⅛%	2009	100	100
	6.70%	2011	150	—
	7⅛%	2013	150	150
	7½%	2023	150	150
	7⅝%	2023	100	100
	7⅝%	2025	100	100
First and Refunding Mortgage Bonds	9%	2006	131	131
	8⅞%	2021	103	103

Pollution Control Facilities Revenue Bonds:
Fairfield County Series 1984, due 2014 (6.50%)	57	57
Orangeburg County Series 1994, due 2024 (5.70%)	30	30
Other	16	17
Charleston Franchise Agreement, due 1997-2002	4	7

South Carolina Generating Company, Inc.:
Berkeley County Pollution Control Facilities Revenue Bonds, Series 1984, due 2014 (6.50%)	36	36
Note, 7.78%, due 2011	41	49

Public Service Company of North Carolina, Incorporated:

	Series	Year of Maturity	2001	2000
Senior Debentures	10%	2004	13	17
	8.75%	2012	32	32
	6.99%	2026	50	50
	7.45%	2026	50	50
Medium-Term Note	6.625%	2011	150	—

| South Carolina Pipeline Corporation Notes, 6.72%, due 2013 | 15 | 16 |
| Other | 7 | 4 |

	2001		2000	
Total Long-Term Debt	3,382		2,894	
Less — Current maturities, including sinking fund requirements	(739)		(41)	
— Unamortized premium (discount)	3		(3)	
Total Long-Term Debt, Net	2,646	53%	2,850	57%
Total Capitalization	$5,006	100%	$5,048	100%

See Notes to Consolidated Financial Statements.

	For the years Ended December 31,					
	2001		2000		1999	
	Common Equity	Comprehensive Income	Common Equity	Comprehensive Income	Common Equity	Comprehensive Income
			(Millions of Dollars)			
Retained Earnings:						
Balance at January 1	$ 850		$ 720		$ 678	
Net Income	539	$ 539	250	$ 250	179	$179
Dividends declared on common stock	(125)		(120)		(137)	
Balance at December 31	1,264		850		720	
Accumulated other comprehensive income (loss):						
Balance at January 1	139		336		25	
Unrealized losses on securities, net of taxes ($(121), ($106) and $165 in 2001, 2000, and 1999, respectively)	(226)	(226)	(197)	(197)	311	311
Cumulative effect of change in accounting for hedging activities, net of taxes ($12 in 2001)	23	23	—	—	—	—
Unrealized losses on hedging activities, net of taxes ($(26) in 2001)	(49)	(49)	—	—	—	—
Comprehensive income		$ 287		$ 53		$490
Balance at December 31	(113)		139		336	
Common Stock:						
Balance at January 1	1,043		1,043		1,043	
Shares issued	—		488		—	
Shares repurchased	—		(488)		—	
Balance at December 31	1,043		1,043		1,043	
Total Common Equity	$2,194		$2,032		$2,099	

During 2001, $354 million was reclassified from unrealized gains (losses) on securities into net income as a result of the exchange of (available for sale) shares of Powertel, Inc. for shares for Deutsche Telekom AG. Also in 2001, $(36) million was reclassified from unrealized gains (losses) on securities into net income as a result of the recording of an impairment of the ITC^DeltaCom, Inc. investment.

See Notes to Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Principles of Consolidation

SCANA Corporation (the Company), a South Carolina corporation, is a registered public utility holding company within the meaning of the Public Utility Holding Company Act of 1935, as amended (PUHCA). The Company, through wholly owned subsidiaries, is engaged predominately in the generation and sale of electricity to wholesale and retail customers in South Carolina and in the purchase, sale and transportation of natural gas to wholesale and retail customers in South Carolina, North Carolina and Georgia. The Company is also engaged in other energy-related businesses, has investments in telecommunications companies and provides fiber optic communications in South Carolina.

The accompanying Consolidated Financial Statements reflect the accounts of the Company and its wholly owned subsidiaries:

Regulated utilities
South Carolina Electric & Gas Company (SCE&G)
South Carolina Fuel Company, Inc. (Fuel Company)
South Carolina Generating Company, Inc. (GENCO)
South Carolina Pipeline Corporation (SCPC)
Public Service Company of North Carolina, Incorporated (PSNC)

Nonregulated businesses
SCANA Energy Marketing, Inc.
SCANA Communications, Inc. (SCI)
ServiceCare, Inc.
Primesouth, Inc.
SCANA Resources, Inc.
SCG Pipeline, Inc.
SCANA Services, Inc.
SCANA Propane Gas, Inc. (in liquidation)
SCANA Propane Services, Inc. (in liquidation)
SCANA Petroleum Resources, Inc. (in liquidation)
SCANA Development Corporation (in liquidation)

Certain investments are reported using the cost or equity method of accounting, as appropriate. Significant intercompany balances and transactions have been eliminated in consolidation except as permitted by Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation," which provides that profits on intercompany sales to regulated affiliates are not eliminated if the sales price is reasonable and the future recovery of the sales price through the rate-making process is probable.

B. Basis of Accounting

The Company accounts for its regulated utility operations, assets and liabilities in accordance with the provisions of SFAS 71. This accounting standard requires cost-based rate-regulated utilities to recognize in their financial statements revenues and expenses in different time periods than do enterprises that are not rate-regulated. As a result the Company has recorded, as of December 31, 2001, approximately $244 million and $100 million of regulatory assets and liabilities, respectively, including amounts recorded for deferred income tax assets and liabilities of approximately $142 million and $76 million, respectively. The electric and gas regulatory assets of approximately $52 million and $50 million, respectively (excluding deferred income tax assets), are recoverable through rates. The Public Service Commission of South Carolina (SCPSC) and the North Carolina Utilities Commission (NCUC) have reviewed and approved most of the items shown as regulatory assets through specific orders. Other items represent costs which were not yet approved for recovery by the SCPSC or the NCUC, but are the subject of current or future filings. In recording these costs as regulatory assets, management believes the costs will be allowable under existing rate-making concepts that are embodied in current rate orders received by the Company. However, ultimate recovery is subject to SCPSC or NCUC approval. In the future, as a result of deregulation or other changes in the regulatory environment, the Company may no longer meet the criteria for continued application of SFAS 71 and could be required to write off its regulatory

assets and liabilities. Such an event could have a material adverse effect on the Company's results of operations in the period the write-off would be recorded, but it is not expected that cash flows or financial position would be materially affected.

C. System of Accounts

The accounting records of the Company's regulated subsidiaries are maintained in accordance with the Uniform System of Accounts prescribed by either the Federal Energy Regulatory Commission (FERC) or the National Association of Regulatory Utility Commissioners (NARUC) and as adopted by the SCPSC or, in the case of PSNC, the NCUC. The NARUC system of accounts is substantially the same as the FERC system of accounts.

D. Utility Plant

Utility plant is stated substantially at original cost. The costs of additions, renewals and betterments to utility plant, including direct labor, material and indirect charges for engineering, supervision and an allowance for funds used during construction, are added to utility plant accounts. The original cost of utility property retired or otherwise disposed of is removed from utility plant accounts and generally charged, along with the cost of removal, less salvage, to accumulated depreciation. The costs of repairs, replacements and renewals of items of property determined to be less than a unit of property are charged to maintenance expense.

SCE&G, operator of the V. C. Summer Nuclear Station (Summer Station), and the South Carolina Public Service Authority (Santee Cooper) are joint owners of Summer Station in the proportions of two-thirds and one-third, respectively. The parties share the operating costs and energy output of the plant in these proportions. Each party, however, provides its own financing. Plant-in-service related to SCE&G's portion of Summer Station was approximately $963.0 million and $965.0 million as of December 31, 2001 and 2000,

respectively. Accumulated depreciation associated with SCE&G's share of Summer Station was approximately $407.4 million and $387.7 million as of December 31, 2001 and 2000, respectively. SCE&G's share of the direct expenses associated with operating Summer Station is included in "Other operation and maintenance" expenses.

As allowed by the SCPSC, SCE&G accrues in advance its portion of estimated scheduled outage costs for Summer Station. Total outage costs for the planned outage in April 2002 are estimated to be approximately $13 million, of which SCE&G will be responsible for approximately $8.9 million. As of December 31, 2001, SCE&G had accrued $5.9 million.

E. Allowance for Funds Used During Construction (AFC)

AFC, a noncash item, reflects the period cost of capital devoted to plant under construction. This accounting practice results in the inclusion of, as a component of construction cost, the costs of debt and equity capital dedicated to construction investment. AFC is included in rate base investment and depreciated as a component of plant cost in establishing rates for utility services. The Company's regulated subsidiaries calculated AFC using composite rates of 8.8%, 8.3% and 8.1% for 2001, 2000 and 1999, respectively. These rates do not exceed the maximum allowable rate as calculated under FERC Order No. 561. Interest on nuclear fuel in process is capitalized at the actual interest amount incurred.

F. Revenue Recognition

Revenues are recorded during the accounting period in which services are provided to customers and include estimated amounts for electricity and natural gas delivered, but not yet billed. Prior to January 1, 2000 revenues related to regulated electric and gas services were recorded only as customers were billed (see Note 2). Unbilled revenues totaled

approximately $81.5 million and $159.3 million as of December 31, 2001 and 2000, respectively.

Fuel costs for electric generation are collected through the fuel cost component in retail electric rates. The fuel cost component contained in electric rates is established by the SCPSC during annual fuel cost hearings. Any difference between actual fuel costs and amounts contained in the fuel cost component is deferred and included when determining the fuel cost component during the next annual fuel cost hearing. SCE&G had undercollected through the electric fuel cost component approximately $47.4 million and $35.5 million at December 31, 2001 and 2000, respectively, which are included in "Deferred Debits — Other regulatory assets."

Customers subject to the gas cost adjustment clause are billed based on a fixed cost of gas determined by the SCPSC during annual gas cost recovery hearings. Any difference between actual gas costs and amounts contained in rates is deferred and included when establishing gas costs during the next annual gas cost recovery hearing. At December 31, 2001 and 2000 SCE&G had undercollected through the gas cost recovery procedure approximately $12.2 million and $12.7 million, respectively, which are included in "Deferred Debits — Other regulatory assets." At December 31, 2001 PSNC had overcollected through the gas cost recovery procedure approximately $13.8 million which amount is included in "Deferred Credits — Other regulatory liabilities." At December 31, 2000 PSNC had undercollected through the gas cost recovery procedure approximately $9.3 million which amount is included in "Deferred Debits — Other regulatory assets."

SCE&G's and PSNC's gas rate schedules for residential, small commercial and small industrial customers include a weather normalization adjustment, which minimizes fluctuations in gas revenues due to abnormal weather conditions.

G. Depreciation and Amortization

Provisions for depreciation and amortization are recorded using the straight-line method and are based on the estimated service lives of the various classes of property.

The composite weighted average depreciation rates for utility plant assets were as follows:

	2001	2000	1999
SCE&G	2.98%	2.98%	2.99%
GENCO	2.71%	2.67%	2.56%
SCPC	2.60%	2.58%	2.62%
PSNC	4.06%	4.15%	n/a
Aggregate of Above	3.09%	3.09%	2.95%

Nuclear fuel amortization, which is included in "Fuel used in electric generation" and recovered through the fuel cost component of SCE&G's rates, is recorded using the units-of-production method. Provisions for amortization of nuclear fuel include amounts necessary to satisfy obligations to the Department of Energy (DOE) under a contract for disposal of spent nuclear fuel.

The acquisition adjustment relating to the purchase of certain gas properties in 1982 is being amortized over a 40-year period using the straight-line method. The acquisition adjustment related to the purchase of PSNC in 2000 is being amortized over a 35-year period using the straight-line method. The Company adopted SFAS 142, "Goodwill and Other Intangible Assets," on January 1, 2002. See Note 1N for further discussion.

H. Nuclear Decommissioning

SCE&G's share of estimated site-specific nuclear decommissioning costs for Summer Station, including the cost of decommissioning plant components not subject to radioactive contamination, totals approximately $357.3 million, stated in 1999 dollars, based on a decommissioning study completed in 2000. Santee Cooper is responsible for decommissioning costs related to its one-third ownership interest in the station. The cost

estimate is based on a decommissioning methodology acceptable to the Nuclear Regulatory Commission (NRC) under which the site would be maintained over a period of approximately 60 years in such a manner as to allow for subsequent decontamination that permits release for unrestricted use.

SCE&G's method of funding decommissioning costs is referred to as COMReP (Cost of Money Reduction Plan). Under this plan funds collected through rates ($3.2 million in each of 2001, 2000 and 1999) are used to pay premiums on insurance policies on the lives of certain Company personnel. SCE&G is the beneficiary of these policies. Through these insurance contracts, SCE&G is able to take advantage of income tax benefits and accrue earnings on the fund on a tax-deferred basis. Amounts for decommissioning collected through electric rates, insurance proceeds, and interest on proceeds, less expenses, are transferred by SCE&G to an external trust fund in compliance with the financial assurance requirements of the NRC. Management intends for the fund, including earnings thereon, to provide for all eventual decommissioning expenditures on an after-tax basis. SCE&G records its liability for decommissioning costs in deferred credits.

In addition to the above, pursuant to the National Energy Policy Act passed by Congress in 1992 and the requirements of the DOE, SCE&G has recorded a liability for its estimated share of the DOE's decontamination and decommissioning obligation. The liability, approximately $2.4 million at December 31, 2001, has been included in "Long-Term Debt, net." SCE&G is recovering the cost associated with this liability through the fuel cost component of its rates; accordingly, this amount has been deferred and is included in "Deferred Debits — Other."

I. Income Taxes

The Company files a consolidated income tax return. Under a joint consolidated income tax allocation agreement, each subsidiary's current and deferred tax expense is computed on a stand-alone basis. Deferred tax assets and liabilities are recorded for the tax effects of all significant temporary differences between the book basis and tax basis of assets and liabilities at currently enacted tax rates. Deferred tax assets and liabilities are adjusted for changes in such rates through charges or credits to regulatory assets or liabilities if they are expected to be recovered from, or passed through to, customers of the Company's regulated subsidiaries; otherwise, they are charged or credited to income tax expense.

J. Debt Premium, Discount and Expense,
   Unamortized Loss on Reacquired Debt

Long-term debt premium, discount and expense are being amortized as components of "Interest on long-term debt, net" over the terms of the respective debt issues. Gains or losses on reacquired debt that is refinanced are deferred and amortized over the term of the replacement debt.

K. Environmental

The Company maintains an environmental assessment program to identify and evaluate current and former operations sites that could require environmental cleanup. As site assessments are initiated, estimates are made of the amount of expenditures, if any, deemed necessary to investigate and clean up each site. These estimates are refined as additional information becomes available; therefore, actual expenditures could differ significantly from the original estimates. Amounts estimated and accrued to date for site assessments and cleanup relate primarily to regulated operations. Such amounts are deferred and amortized with recovery provided through rates. Deferred amounts for SCE&G, net of amounts previously recovered through rates and insurance settlements, totaled $24.4 million and $20.2 million at December 31, 2001 and 2000, respectively. Deferred amounts for PSNC totaled $9.1 million and $10.2 million at December 31,

2001 and 2000, respectively. The deferral includes the estimated costs associated with the matters discussed in Note 13C.

L. Temporary Cash Investments

The Company considers temporary cash investments having original maturities of three months or less to be cash equivalents. Temporary cash investments are generally in the form of commercial paper, certificates of deposit and repurchase agreements.

M. Commodity Derivatives

Beginning January 1, 2001 the Company recognizes assets or liabilities for the energy-related contracts entered into by its subsidiaries when the contracts are executed. The Company records contracts at their fair value in accordance with SFAS 133 and adjusts fair value each reporting period. The Company derives fair value of most of the energy-related contracts from markets where they are actively traded and quoted. For other contracts the Company uses published market surveys and in certain cases, independent parties to obtain quotes concerning fair value. Market quotes tend to be more plentiful for those contracts maturing in two years or less. The vast majority of the Company's contracts do not extend beyond two years. (See Note 12). For such transactions related to the Company's regulated operations, gains and losses on these contracts are included as a component of the related cost of gas which is subject to recovery under the fuel adjustment clause. (See Note 1F). The resulting under or over recovery of such costs is recorded in "Deferred Debits" or "Deferred Credits," respectively, on the balance sheet.

N. New Accounting Standards

In 2001 the Financial Accounting Standards Board issued the following new accounting standards that will be adopted by the Company.

SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets," were issued during 2001. SFAS 141 will require all future acquisitions to be accounted for utilizing the purchase method. SCANA considers the amounts categorized by FERC as "acquisition adjustments" to be goodwill as defined in SFAS 142 and has ceased amortization of such amounts upon the adoption of SFAS 142 effective January 1, 2002. In 2001, the amount of such amortization expense recorded was $14 million. This amortization related to acquisition adjustments of approximately $466 million carried on the books of PSNC and approximately $40 million carried on the books of SCPC.

As required by the provisions of SFAS 142, the Company is performing initial valuation analyses to determine whether these carrying amounts are impaired, and if so, the amount of any write-down which might be recorded as the cumulative effect of the change in accounting principle. As allowed by the Statement, the Company will have completed the initial stage of those analyses by June 30, 2002. If any write-downs are indicated by those analyses, they will be quantified and recorded by the end of 2002. Because the Company is in the early stages of these analyses, the effect, if any, of the adoption of the impairment provisions of the Statement is not known; however, if write-downs are considered necessary, they could be material to the Company's results of operations for 2002.

SFAS 143, "Accounting for Asset Retirement Obligations," provides guidance for recording and disclosing a liability related to the future obligation to retire an asset (such as a nuclear plant). The Company will adopt SFAS 143 effective January 1, 2003. The impact SFAS 143 may have on the Company's results of operations, cash flows or financial position has not been determined but could be material.

The provisions of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," are effective January 1, 2002. This Statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation

of discontinued operations to include more disposal transactions. There was no impact on the Company's financial statements from the initial adoption of SFAS 144.

O. Stock Option Plan

On April 27, 2000 the Company adopted the SCANA Corporation Long-Term Equity Compensation Plan (the Plan). Under the Plan certain employees and non-employee directors may receive nonqualified stock options and other forms of equity compensation. The Company accounts for this equity-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations. In addition, the Company has adopted the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation."

P. Earnings Per Share

Earnings per share amounts have been computed in accordance with SFAS 128, "Earnings Per Share." Under SFAS 128, basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share are computed as net income divided by the weighted average number of shares of common stock outstanding during the period after giving effect to securities considered to be dilutive potential common stock. The Company uses the treasury stock method in determining total dilutive potential common stock.

Q. Reclassifications

Certain amounts from prior periods have been reclassified to conform with the presentation adopted for 2001.

R. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. CUMULATIVE EFFECT OF ACCOUNTING CHANGE

Effective January 1, 2000 the Company changed its method of accounting for operating revenues associated with its regulated utility operations from cycle billing to full accrual. The cumulative effect of this change was $29 million, net of tax. Accruing unbilled revenues more closely matches revenues and expenses. Unbilled revenues represent the estimated amount customers will be charged for service rendered but not yet billed as of the end of the accounting period.

If this method had been applied retroactively, net income would have been $181 million ($1.75 per share) for the year ended December 31, 1999 compared to $179 million ($1.73 per share) as reported.

3. ACQUISITION

Effective January 1, 2000 the Company acquired PSNC in a business combination accounted for as a purchase. PSNC is a public utility engaged primarily in purchasing, transporting, distributing and selling natural gas to approximately 379,000 residential, commercial and industrial customers in 26 of its 28 franchised counties in North Carolina. Pursuant to the Agreement and Plan of Merger, PSNC shareholders were paid approximately $212 million in cash and 17.4 million shares of SCANA common stock valued at approximately $488 million. In connection with the acquisition, 16.3 million shares of SCANA common stock were repurchased for approximately $488 million. The results of operations of PSNC are included in the accompanying financial statements as of January 1, 2000, the effective date of acquisition. The total cost of the

acquisition was approximately $700 million, which exceeded the fair value of the net assets acquired by approximately $466 million. The excess is being amortized over 35 years on a straight-line basis.

The following represents the unaudited pro forma results of operations of the Company for 1999 as if the acquisition were consummated on January 1, 1999. The unaudited pro forma results of operations exclude the effects of the accounting change discussed in Note 2 and include certain pro forma adjustments, including the amortization of the acquisition adjustment and interest on acquisition financing. The unaudited pro forma results of operations do not necessarily reflect the results that would have occurred had the acquisition occurred at January 1, 1999 or the results that may occur in the future.

In millions of dollars, except per share amount

Operating revenues	$2,385
Net income	163
Basic and diluted earnings per share	1.56

4. RATE AND OTHER REGULATORY MATTERS

South Carolina Electric & Gas Company

Electric

On April 24, 2001 the SCPSC approved SCE&G's request to increase the fuel component of rates charged to electric customers from 1.330 cents per kilowatt-hour to 1.579 cents per kilowatt-hour. The increase reflects higher fuel costs projected for the period May 2001 through April 2002. The increase also provides recovery over a two-year period of under-collected actual fuel costs through April 2001, including short-term purchased power costs necessitated by outages at two of SCE&G's base load generating plants in winter 2000-2001. The new rates were effective as of the first billing cycle in May 2001.

On September 14, 1999 the SCPSC approved an accelerated capital recovery plan for SCE&G's Cope Generating Station. The plan was implemented beginning January 1, 2000 for a three-year period. The SCPSC approved an accelerated capital recovery methodology wherein SCE&G may increase depreciation of its Cope Generating Station in excess of amounts that would be recorded based upon currently approved depreciation rates. The amount of the accelerated depreciation will be determined by SCE&G based on the level of revenues and operating expenses, not to exceed $36 million annually without the approval of the SCPSC. Any unused portion of the $36 million in any given year may be carried forward for possible use in the following year. As of December 31, 2001 no accelerated depreciation has been recorded. The accelerated capital recovery plan will be accomplished through existing customer rates.

On January 9, 1996 the SCPSC authorized a return on common equity of 12.0 percent. The SCPSC also approved establishment of a Storm Damage Reserve Account capped at $50 million to be collected through rates over a ten-year period. Additionally, the SCPSC approved accelerated amortization of a significant portion of SCE&G's electric regulatory assets (excluding deferred income tax assets) and the remaining transition obligation for postretirement benefits other than pensions, which enabled SCE&G to recover the balances as of the end of the year 2000.

Gas

SCE&G's rates are established using a cost of gas component approved by the SCPSC which may be modified periodically to reflect changes in the price of natural gas purchased by SCE&G.

SCE&G's cost of gas component in effect during the years ended December 31, 2000 and 2001 was as follows:

Rate Per Therm	Effective Date
$.543	January-July 2000
$.688	August-October 2000
$.782	November-December 2000
$.993	January-February 2001
$.793	March-October 2001
$.596	November-December 2001

On July 5, 2000 the SCPSC approved SCE&G's request to implement lower depreciation rates for its gas operations. The new rates were effective retroactively to January 1, 2000 and resulted in a reduction in annual depreciation expense of approximately $2.9 million. The retroactive effect was recorded in the second quarter of 2000.

In 1994 the SCPSC issued an order approving SCE&G's request to recover through a billing surcharge to its gas customers the costs of environmental cleanup at the sites of former manufactured gas plants (MGPs). The billing surcharge is subject to annual review and provides for the recovery of substantially all actual and projected site assessment and cleanup costs and environmental claims settlements for SCE&G's gas operations that had previously been deferred. In October 2001, as a result of the annual review, the SCPSC approved SCE&G's request to increase the billing surcharge from 1.1 cents per therm to 3.0 cents per therm, which is intended to provide for the recovery of the balance remaining at December 31, 2001 of $24.4 million prior to the end of the year 2005.

Transit

In September 1992 the SCPSC issued an order granting SCE&G's request for a $.25 increase in transit fares from $.50 to $.75 in Columbia, South Carolina; however, the SCPSC also required $.40 fares for low income customers and denied SCE&G's request for certain bus route and schedule changes. The new rates were placed into effect in October 1992. After several appeals and

petitions for reconsideration to the South Carolina Circuit Court (Circuit Court) and the South Carolina Supreme Court (Supreme Court) by the various parties, on September 27, 2000 the SCPSC issued an order granting certain relief requested by SCE&G. On September 29, 2000 the Consumer Advocate of South Carolina (Consumer Advocate) filed a motion with the SCPSC for a stay of this order. On October 3, 2000 the SCPSC accepted the Consumer Advocate's motion and issued a stay of its order. The Consumer Advocate and other intervenors have petitioned the Circuit Court for judicial review of the SCPSC's order granting relief. The Circuit Court has held in abeyance any appellate review pending the outcome of current negotiations on the transfer of the transit system from SCE&G to an unaffiliated regional transit authority.

Public Service Company of North Carolina, Incorporated

PSNC's rates are established using a benchmark cost of gas approved by the NCUC, which may be modified periodically to reflect changes in the market price of natural gas and changes in the rates charged by PSNC's pipeline transporters. PSNC may file revised tariffs with the NCUC coincident with these changes or it may track the changes in its deferred accounts for subsequent rate consideration. The NCUC reviews PSNC's gas purchasing practices annually.

PSNC's benchmark cost of gas in effect during the years ended December 2000 and 2001 was as follows:

Rate Per Therm	Effective Date
$.300	January 2000
$.265	February-May 2000
$.350	June 2000
$.450	July-September 2000
$.490	October-December 2000
$.690	January 2001
$.750	February-March 2001
$.650	April-August 2001
$.500	September-October 2001
$.350	November-December 2001

On April 6, 2000 the NCUC issued an order permanently approving PSNC's request to establish its commodity cost of gas for large commercial and industrial customers on the basis of market prices for natural gas. This mechanism allows PSNC to collect from its customers amounts approximating the amounts paid for natural gas.

A state expansion fund, established by the North Carolina General Assembly in 1991 and funded by refunds from PSNC's interstate pipeline transporters, provides financing for expansion into areas that otherwise would not be economically feasible to serve. On December 30, 1999 PSNC filed an application with the NCUC to extend natural gas service to Madison, Jackson and Swain Counties, North Carolina. On June 29, 2000 the NCUC approved PSNC's requests for disbursement of up to $28.4 million from PSNC's expansion fund for this project. PSNC estimates that the cost of this project will be approximately $31.4 million. The Madison County portion of the project was completed at a cost of approximately $5.8 million, and customers began receiving service in July 2001.

On December 7, 1999 the NCUC issued an order approving SCANA's acquisition of PSNC. As specified in the NCUC order, PSNC reduced its rates by approximately $1 million in each of August 2000 and August 2001, and agreed to a moratorium on general rate cases until August 2005. General rate relief can be obtained during this period to recover costs associated with materially adverse governmental actions and force majeure events.

On February 22, 1999 the NCUC approved PSNC's application to use expansion funds to extend natural gas service into Alexander County and authorized disbursements from the fund of approximately $4.3 million. Most of Alexander County lies within PSNC's certificated service territory and did not previously have natural gas service. The project was completed at a cost of approximately $4.8 million, and

customers began receiving natural gas service in March 2000.

5. EMPLOYEE BENEFIT PLANS AND EQUITY COMPENSATION PLAN

Employee Benefit Plans

The Company sponsors a noncontributory defined benefit pension plan which covers substantially all permanent employees. The Company's policy has been to fund the plan to the extent permitted by the applicable Federal income tax regulations as determined by an independent actuary.

Effective July 1, 2000 the Company's pension plan was amended to provide a cash balance formula. With certain exceptions employees were allowed to either remain under the final average pay formula or elect the cash balance formula. Under the final average pay formula, benefits are based on years of accredited service and the employee's average annual base earnings received during the last three years of employment. Under the cash balance formula, the monthly benefit earned under the final average pay formula at July 1, 2000 was converted to a lump sum amount for each employee and increased by transition credits for eligible employees. Under the cash balance formula, benefits based upon this opening balance increase going forward as a result of compensation credits and interest credits. The effect of this plan amendment was to reduce the Company's net periodic benefit income for the year ended December 31, 2000 by approximately $3.7 million.

In addition to pension benefits, the Company provides certain unfunded health care and life insurance benefits to active and retired employees. Retirees share in a portion of their medical care cost. The Company provides life insurance benefits to retirees at no charge. The costs of postretirement benefits other than pensions are accrued during the years the employees render the services necessary to be eligible for the applicable benefits.

Effective July 1, 2000 PSNC's pension and postretirement benefit plans were merged with SCANA's plans. At the time of the merger of the plans, PSNC had recorded a prepaid pension cost of approximately $9.0 million and a postretirement welfare plan obligation of approximately $9.1 million in its consolidated balance sheet.

In connection with the joint ownership arrangements surrounding Summer Station, as of December 31, 2001 the Company has recorded within deferred credits an $8.4 million obligation to Santee Cooper representing an estimate of the net pension asset attributable to the Company's contributions to the plan that were recovered through billings to Santee Cooper for its one-third portion of shared costs. The Company has also recorded a $6.0 million receivable from Santee Cooper representing an estimate of its portion of the unfunded net postretirement benefit obligation.

As allowed by SFAS 87, the Company records net periodic benefit cost (income) utilizing beginning of the year assumptions. Disclosures required for these plans under SFAS 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits," are set forth in the following tables:

Components of Net Periodic Benefit Cost

Millions of dollars	Retirement Benefits		
	2001	2000	1999
Service cost	$ 7.9	$ 8.3	$ 10.0
Interest cost	38.5	33.5	27.9
Expected return on assets	(83.5)	(76.6)	(65.5)
Prior service cost amortization	5.8	3.0	1.1
Actuarial gain	(12.8)	(12.2)	(8.6)
Transition amount amortization	0.8	0.8	0.8
Special termination benefit cost	—	—	5.5
Net periodic benefit income	$(43.3)	$(43.2)	$(28.8)

Millions of dollars	Other Postretirement Benefits		
	2001	2000	1999
Service cost	$ 3.0	$ 2.7	$ 3.0
Interest cost	12.1	10.2	9.5
Expected return on assets	n/a	n/a	n/a
Prior service cost amortization	0.9	0.8	0.7
Actuarial loss	0.7	—	1.2
Transition amount amortization	0.8	0.8	1.7
Special termination benefit cost	—	—	1.0
Net periodic benefit cost	$ 17.5	$ 14.5	$ 17.1

Assumptions

As of December 31,	Retirement Benefits		
	2001	2000	1999
Discount rate	7.5%	8.0%	8.0%
Expected return on plan assets	9.5%	9.5%	9.5%
Rate of compensation increase	4.0%	4.0%	4.0%

As of December 31,	Other Postretirement Benefits		
	2001	2000	1999
Discount rate	7.5%	8.0%	8.0%
Expected return on plan assets	n/a	n/a	n/a
Rate of compensation increase	4.0%	4.0%	4.0%

Changes in Benefit Obligation

Millions of dollars	Retirement Benefits	
	2001	2000
Benefit obligation, January 1	$479.3	$362.3
Service cost	7.9	8.3
Interest cost	38.5	33.5
Plan participants' contributions	—	0.1
Plan amendment	21.5	65.4
Actuarial loss	19.6	1.6
Acquisition/merger of plans	—	39.8
Benefits paid	(36.0)	(31.7)
Benefit obligation, December 31	$530.8	$479.3

Millions of dollars	Other Postretirement Benefits	
	2001	2000
Benefit obligation, January 1	$139.0	$129.8
Service cost	3.0	2.7
Interest cost	12.1	10.2
Plan participants' contributions	0.5	0.5
Plan amendment	1.2	0.9
Actuarial (gain) loss	20.1	(7.8)
Acquisition/merger of plans	—	11.2
Benefits paid	(9.2)	(8.5)
Benefit obligation, December 31	$166.7	$139.0

Change in Plan Assets

Millions of dollars	Retirement Benefits	
	2001	2000
Fair value of plan assets, January 1	$894.3	$783.0
Actual return on plan assets	(26.7)	96.7
Company contribution	—	—
Plan participants' contributions	—	0.1
Acquisition/merger of plans	—	46.2
Benefits paid	(36.0)	(31.7)
Fair value of plan assets, December 31	$831.6	$894.3

Funded Status of Plans

Millions of dollars	Retirement Benefits	
	2001	2000
Funded status, December 31	$300.8	$415.0
Unrecognized actuarial gain	(155.0)	(297.6)
Unrecognized prior service cost	89.4	73.7
Unrecognized net transition obligation	4.0	4.8
Net amount recognized in Consolidated Balance Sheet	$239.2	$195.9

Millions of dollars	Other Postretirement Benefits	
	2001	2000
Funded status, December 31	$(166.7)	$(139.0)
Unrecognized actuarial loss	32.5	13.0
Unrecognized prior service cost	4.8	4.5
Unrecognized net transition obligation	7.4	8.3
Net amount recognized in Consolidated Balance Sheet	$(122.0)	$(113.2)

Health Care Trends

The determination of net periodic other postretirement benefit cost is based on the following assumptions:

	2001	2000	1999
Health care cost trend rate	8.5%	7.5%	8.0%
Ultimate health care cost trend rate	5.0%	5.5%	5.5%
Year achieved	2009	2005	2005

The effects of a one-percentage-point increase or decrease in the assumed health care cost trend rates on the aggregate of the service and interest cost components of net periodic other postretirement health care benefit cost and the accumulated other postretirement benefit obligation for health care benefits are as follows:

Millions of dollars	1% Increase	1% Decrease
Effect on health care benefit cost	$0.1	$(0.1)
Effect on postretirement benefit obligation	1.6	(1.8)

Long-Term Equity Compensation Plan

The Long-Term Equity Compensation Plan (the Plan) became effective January 1, 2000. The Plan provides for grants of incentive and nonqualified stock options, stock appreciation rights, restricted stock, performance shares and performance units to certain key employees and non-employee directors. The Plan currently authorizes the issuance of up to five million shares of the Company's common stock, no more than one million of which may be granted in the form of restricted stock.

A summary of activity related to grants of nonqualified stock options follows:

	Number of Options	Weighted Average Exercise Price
Outstanding — December 31, 1999	—	—
Granted	160,508	$25.53
Outstanding — December 31, 2000	160,508	$25.53
Granted	716,368	$27.43
Exercised	—	n/a
Forfeited	(74,595)	$26.93
Outstanding — December 31, 2001	802,281	$26.64

One-third of the options vest on each anniversary of the date of grant until full vesting occurs in the third year. The options expire ten years after the grant date. Information about outstanding and exercisable options as of December 31, 2001 follows:

	Options Outstanding		
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$25.50 to $27.80	802,281	9.2	$26.64

	Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price
$25.50 to $27.80	47,275	$25.53

The Company applies the intrinsic value method prescribed by APB 25 and related interpretations in accounting for grants made under the Plan. Because all options were granted with exercise prices equal to the fair market value of the Company's stock on the respective grant dates, no compensation expense has been recognized in connection with such grants. If the Company had determined compensation expense for the issuance of options based on the fair value method described in SFAS 123, "Accounting for Stock-Based Compensation," net income and pro forma earnings per share would have been as presented below:

	2001	2000
Net income — as reported (millions)	$539.3	$250.4
Net income — pro forma (millions)	538.5	250.3
Basic and diluted earnings per share — as reported	5.15	2.40
Basic and diluted earnings per share — pro forma	5.14	2.40

For purposes of the above pro forma information, the weighted average fair value at grant date (the value at grant date of the right to purchase stock at a fixed price for an extended time period) for options granted in 2001 and 2000 was $5.13 and $4.43, respectively, and was estimated using the Black-Scholes Option pricing model with the following weighted average assumptions.

	2001	2000
Expected life of options (years)	7	10
Risk free interest rate	5.08%	5.99%
Volatility of underlying stock	22%	21%
Dividend yield of underlying stock	4.2%	4.4%

6. LONG-TERM DEBT

The annual amounts of long-term debt maturities and sinking fund requirements for the years 2002 through 2006 are summarized as follows:

Year	Amount (Millions of dollars)
2002	$738.3
2003	500.3
2004	187.0
2005	182.0
2006	162.8

Approximately $23.5 million of the portion of long-term debt payable in 2002 may be satisfied by either deposit and cancellation of bonds issued upon the basis of property additions or bond retirement credits, or by deposit of cash with the Trustee.

On August 7, 1996 the City of Charleston executed 30-year electric and gas franchise agreements with SCE&G. In consideration for the electric franchise agreement, SCE&G is paying the City $25 million over seven years (1996-2002) and has donated to the City the existing transit assets in Charleston. The $25 million is included in electric plant-in-service.

SCE&G has three-year revolving lines of credit totaling $75 million, in addition to other lines of credit, that provide liquidity for issuance of commercial paper. The three-year lines of credit provide back-up liquidity when commercial paper outstanding is in excess of $175 million. SCE&G's commercial paper outstanding totaled $114.7 million and $117.5 million at December 31, 2001 and 2000, at weighted average interest rates of 1.95 percent and 6.59 percent, respectively.

Substantially all utility plant is pledged as collateral in connection with long-term debt.

On January 31, 2002 SCANA issued $250 million of medium-term notes maturing February 1, 2012 and bearing a fixed interest rate of 6.25 percent. Also on January 31, 2002 SCANA issued $150 million of two-year floating rate notes maturing on February 1, 2004. The interest rate on the floating rate notes is reset quarterly based on three-month LIBOR plus 62.5 basis points. Proceeds from these issuances were used to refinance $400 million of two-year floating rate notes that matured on February 8, 2002, which had been issued to finance SCANA's acquisition of PSNC.

On January 31, 2002 SCE&G issued $300 million of first mortgage bonds having an annual interest rate of 6.625 percent and maturing February 1, 2032. The proceeds from

the sale of these bonds were used to reduce short-term debt primarily incurred as a result of SCE&G's construction program and to redeem its First and Refunding Mortgage Bonds, 8⅞ percent Series due August 15, 2021.

7. FUEL FINANCINGS

Nuclear and fossil fuel inventories and sulfur dioxide emission allowances are financed through the issuance by Fuel Company of short-term commercial paper. These short-term borrowings are supported by a 364-day revolving credit agreement which expires December 17, 2002. The credit agreement provides for a maximum amount of $125 million to be outstanding at any time. Since the credit agreement expires within one year, commercial paper amounts outstanding have been classified as short-term debt.

Fuel Company commercial paper outstanding totaled $50.1 million and $70.2 million at December 31, 2001 and 2000, respectively, at weighted average interest rates of 2.06 percent and 6.59 percent, respectively.

8. SHORT-TERM BORROWINGS

Details of lines of credit (including uncommitted lines of credit) and short-term borrowings at December 31, 2001 and 2000, are as follows:

Millions of dollars	2001	2000
Authorized lines of credit	$588.0	$649.0
Unused lines of credit	$588.0	$564.0
Short-term borrowings outstanding:		
Bank loans	—	$85.0
Weighted average interest rate	n/a	7.48%
Commercial paper (270 days or less)	$164.8	$312.7
Weighted average interest rate	1.97%	6.63%

The Company pays fees to banks as compensation for its committed lines of credit.

9. COMMON EQUITY

The Company's Restated Articles of Incorporation do not limit the dividends that may

be payable on its common stock. However, the Restated Articles of Incorporation of SCE&G and the Indenture underlying its First and Refunding Mortgage Bonds contain provisions that, under certain circumstances, could limit the payment of cash dividends on its common stock. In addition, with respect to hydroelectric projects, the Federal Power Act requires the appropriation of a portion of certain earnings therefrom. At December 31, 2001 approximately $37 million of retained earnings were restricted by this requirement as to payment of cash dividends on SCE&G's common stock.

Cash dividends on common stock were declared during 2001, 2000 and 1999 at an annual rate per share of $1.20, $1.15 and $1.32, respectively.

The accumulated balances related to each component of other comprehensive income (loss) were as follows:

	Unrealized gains (losses) on securities	Cash flow hedging activities	Accumulated other comprehensive income (loss)
	(Millions of Dollars)		
Balance, January 1, 1999	$ 25		$ 25
Other comprehensive income	311		311
Balance, December 31, 1999	336		336
Other comprehensive loss	(197)		(197)
Balance, December 31, 2000	139		139
Other comprehensive loss	(226)	$(26)	(252)
Balance, December 31, 2001	$ (87)	$(26)	$(113)

10. PREFERRED STOCK

The call premium of the respective series of preferred stock in no case exceeds the amount of the annual dividend. Retirements under sinking fund requirements are at par values. The aggregate annual amount of purchase fund or sinking fund requirements for preferred stock for the years 2002 through 2006 is $2.8 million.

The changes in "Total Preferred Stock (Subject to purchase or sinking funds)" during 2001, 2000 and 1999 are summarized as follows:

	Number of Shares	Millions of Dollars
Balance at December 31, 1998	240,052	$12.0
Shares Redeemed — $50 par value	(8,565)	(0.4)
Balance at December 31, 1999	231,487	11.6
Shares Redeemed — $50 par value	(11,200)	(0.6)
Balance at December 31, 2000	220,287	11.0
Shares Redeemed — $50 par value	(10,803)	(0.5)
Balance at December 31, 2001	209,484	$10.5

On October 28, 1997 SCE&G Trust I (the "Trust"), a wholly owned subsidiary of SCE&G, issued $50 million (2,000,000 shares) of 7.55 percent Trust Preferred Securities, Series A (the "Preferred Securities"). SCE&G owns all of the Common Securities of the Trust (the "Common Securities"). The Preferred Securities and the Common Securities (the "Trust Securities") represent undivided beneficial ownership interests in the assets of the Trust. The Trust exists for the sole purpose of issuing the Trust Securities and using the proceeds thereof to purchase from SCE&G its 7.55 percent Junior Subordinated Debentures due September 30, 2027. The sole asset of the Trust is $50.0 million of Junior Subordinated Debentures of SCE&G. Accordingly no financial statements of the Trust are presented. The financial statements of the Trust are consolidated in the financial statements of SCE&G. The Guarantee Agreement entered into in connection with the Preferred Securities, when taken together with SCE&G's obligation to make interest and other payments on the Junior Subordinated Debentures issued to the Trust and SCE&G's obligations under the Indenture pursuant to which the Junior Subordinated Debentures were issued, provides a full and unconditional guarantee by SCE&G of the Trust's obligations under the Preferred Securities. Proceeds were used to redeem preferred stock of SCE&G.

The preferred securities of the Trust are redeemable only in conjunction with the redemption of the related 7.55 percent Junior Subordinated Debentures. The Junior Subordinated Debentures will mature on September 30, 2027 and may be redeemed, in whole or in part, at any time on or after September 30, 2002 or upon the occurrence of a Tax Event. A Tax Event occurs if an opinion is received from counsel experienced in such matters that there is more than an insubstantial risk that: (1) the Trust is or will be subject to Federal income tax, with respect to income received or accrued on the Junior Subordinated Debentures, (2) interest payable by SCE&G on the Junior Subordinated Debentures will not be deductible, in whole or in part, by SCE&G for Federal income tax purposes, or (3) the Trust will be subject to more than a de minimis amount of other taxes, duties, or other governmental charges.

Upon the redemption of the Junior Subordinated Debentures, payment will simultaneously be applied to redeem Preferred Securities having an aggregate liquidation amount equal to the aggregate principal amount of the Junior Subordinated Debentures. The Preferred Securities are redeemable at $25 per preferred security plus accrued distributions.

11. INCOME TAXES

Total income tax expense attributable to income (before cumulative effect of accounting change) for 2001, 2000 and 1999 is as follows:

Millions of dollars	2001	2000	1999
Current taxes:			
Federal	$ 91.2	$ 88.2	$ 94.5
State	11.2	9.2	0.6
Total current taxes	102.4	97.4	95.1
Deferred taxes, net:			
Federal	182.5	29.8	6.1
State	1.7	4.7	1.5
Total deferred taxes	184.2	34.5	7.6
Investment tax credits:			
Deferred — State	5.0	5.0	13.4
Amortization of amounts deferred — State	(1.5)	(1.3)	(1.2)
Amortization of amounts deferred — Federal	(4.0)	(4.0)	(3.6)
Total investment tax credits	(0.5)	(0.3)	8.6
Non-conventional fuel tax credits:			
Deferred — Federal	18.7	9.4	n/a
Total income tax expense	$304.8	$141.0	$111.3

The difference between actual income tax expense and the amount calculated from the application of the statutory 35% Federal income tax rate to pre-tax income (before cumulative effect of accounting change) is reconciled as follows:

Millions of dollars	2001	2000	1999
Income before cumulative effect of accounting change	$539.3	$221.2	$178.9
Total income tax expense:			
Charged to operating expense	135.2	152.0	112.9
Charged (credited) to other items	169.7	(11.0)	(1.6)
Preferred stock dividends	11.2	11.2	11.2
Total pre-tax income	$855.4	$373.4	$301.4
Income taxes on above at statutory Federal income tax rate	$299.4	$130.7	$105.5
Increases (decreases) attributed to:			
State income taxes (less Federal income tax effect)	10.7	11.4	9.3
Non-deductible book amortization of acquisition adjustments	5.0	5.0	0.4
Amortization of Federal investment tax credits	(4.0)	(4.0)	(3.6)
Other differences, net	(6.3)	(2.1)	(0.3)
Total income tax expense	$304.8	$141.0	$111.3

The tax effects of significant temporary differences comprising the Company's net deferred tax liability of $873.9 million at December 31, 2001 and $819.2 million at December 31, 2000 (see Note 1I), are as follows:

Millions of dollars	2001	2000
Deferred tax assets:		
Nondeductible reserves	$ 69.7	$ 59.3
Unamortized investment tax credits	62.1	63.0
Deferred compensation	23.1	23.4
Cycle billing	10.6	—
Other	14.4	8.7
Total deferred tax assets	179.9	154.4
Deferred tax liabilities:		
Property, plant and equipment	814.3	792.3
Investments in equity securities	133.3	80.0
Pension plan benefit income	81.1	65.3
Deferred fuel costs	22.8	18.5
Cycle billing	—	1.9
Other	2.3	15.6
Total deferred tax liabilities	1,053.8	973.6
Net deferred tax liability	$ 873.9	$819.2

The Internal Revenue Service has examined and closed consolidated Federal income tax returns of the Company through 1995, has examined and proposed adjustments to the Company's 1996 and 1997 Federal returns, and is currently examining the Company's Federal returns for 1998, 1999 and 2000. The Company does not anticipate that any adjustments which might result from these examinations will have a significant impact on its results of operations, cash flows or financial position.

12. FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 are as follows:

Millions of dollars	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Cash and temporary cash investments ·	$212.0	$212.0	$158.7	$158.7
Investments	855.1	944.3	681.7	1,234.5
Liabilities:				
Short-term borrowings	164.8	164.8	397.7	397.7
Long-term debt	3,384.8	3,501.0	2,890.5	2,931.9
Preferred stock (subject to purchase or sinking funds)	10.4	8.5	11.0	8.7

The following methods and assumptions were used to estimate the fair value of the above classes of financial instruments:

- Cash and temporary cash investments, including commercial paper, repurchase agreements, treasury bills and notes, are valued at their carrying amount.

- Fair values of investments and long-term debt are based on quoted market prices of the instruments or similar instruments. For debt instruments for which there are no quoted market prices available, fair values are based on net present value calculations. For investments for which the fair value is not readily determinable, fair value is considered to approximate carrying value. The carrying values reflect the fair values of interest rate swaps based on settlement values obtained from counterparties. Settlement of long-term debt may not be possible or may not be considered prudent.

- Short-term borrowings are valued at their carrying amount.

- The fair value of preferred stock (subject to purchase or sinking funds) is estimated on the basis of market prices.

- Potential taxes and other expenses that would be incurred in an actual sale or settlement have not been taken into consideration.

Investments

SCANA and certain of its subsidiaries hold investments in marketable securities, some of which are subject to SFAS 115 mark-to-market accounting and some of which are considered cost basis investments for which determination of fair value historically has been considered impracticable. Equity holdings subject to SFAS 115 are categorized as "available for sale" and are carried at quoted market, with any unrealized gains and losses credited or charged to other comprehensive income within common equity on the Company's balance sheet. Debt securities are categorized as "held to maturity" and are carried at amortized cost. When indicated, and in accordance with its stated accounting policy, SCANA performs periodic assessments of whether any decline in the value of these securities to amounts below SCANA's cost basis is other than temporary. When other than temporary declines occur, write-downs are recorded through operations, and new (lower) cost bases are established.

At December 31, 2001 SCANA and SCANA Communications Holdings, Inc. (SCH), a wholly owned, indirect subsidiary of SCANA, held marketable equity and debt securities in the following companies in the amounts noted in the table below.

Investee	Held By	Securities[a]	Basis	Market[b]	Unrealized Gain/(Loss)[c]
				(Millions of dollars)	
DTAG	SCH	39.3 million ordinary shares	$798.0	$664.3	$(133.7)
ITC	SCH	3.1 million common stock	5.8	[d]	n/a
	SCH	645,153 series A convertible preferred stock	7.2	[d]	n/a
	SCH	133,664 series B convertible preferred stock	4.0	[d]	n/a
ITC^DeltaCom	SCH	5.1 million common stock	4.4[e]	4.4	—
	SCH	1.5 million series A convertible preferred stock, convertible March 2002	2.6[e]	2.6	—
	SCANA	5,113 series B-1 preferred stock convertible into 877,193 shares of common stock	0.8[e]	0.8	—
	SCANA	6,667 series B-2 preferred stock convertible into 2,604,297 shares of common stock	2.3[e]	2.3	—
	SCANA	Warrants to purchase approximately 1.0 million shares of common stock	0.8[e]	0.8	—
Knology	SCH	7.2 million series A preferred stock, convertible upon an initial public offering and warrants to purchase 159,000 shares of series A preferred stock, convertible upon an initial public offering	5.0	[d]	n/a
	SCH	8.3 million series C preferred stock, convertible upon an initial public offering	25.0	[d]	n/a
Knology Broadband	SCH	$71,050,000 face amount, 11.875% Senior Discount Notes due 2007	64.9	[d]	n/a

(a) Convertible preferred stock is convertible into common stock at any time unless otherwise indicated.

(b) As converted, based on market value of underlying common stock, where applicable.

(c) Amounts are included in accumulated other comprehensive income (loss), net of taxes.

(d) Market value not readily determinable.

(e) Reflects write-down for "other than temporary" impairment as discussed below.

Deutsche Telekom AG (DTAG) is an international telecommunications carrier. The Company's investment in DTAG was received in exchange for approximately 14.9 million shares of Powertel, Inc. (Powertel) which SCH owned prior to DTAG's acquisition of Powertel in May 2001. SCH recorded a non-cash, after-tax gain of $354.4 million as a result of the exchange.

ITC Holding Company (ITC) holds ownership interests in several Southeastern communications companies. ITC^DeltaCom, Inc. (ITCD) is a fiber optic telecommunications provider and an affiliate of ITC. Knology, Inc. (Knology) is a broadband service provider of cable television, telephone and internet services. Knology is an affiliate of ITC. Knology Broadband, Inc. (Knology Broadband) is a wholly-owned subsidiary of Knology and an affiliate of ITC.

In the fourth quarter of 2001 the Company determined that the decline in value of its

investment in ITC^DeltaCom (to below cost) was other than temporary. Accordingly the Company recorded an impairment charge of approximately $35.0 million (after tax).

Derivatives

Through December 31, 2000 the Company accounted for the results of its derivative activities for hedging purposes in accordance with SFAS 80. Effective January 1, 2001 the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS 133 requires the Company to recognize all derivative instruments as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. SFAS 133 further provides that changes in the fair value of derivative instruments are either recognized in earnings or reported as a component of other comprehensive income, depending upon the intended use of the derivative and the resulting designation. The fair value of the derivative instruments is determined by reference to quoted market prices of listed contracts, published quotations or quotations from independent parties.

Risk limits are established to control the level of market, credit, liquidity and operational/ administrative risks assumed by the Company. The Company's Board of Directors has delegated the authority for setting market risk limits to the Risk Management Committee, which is comprised of members of senior management, the Company's Controller, the Senior Vice President of SCPC and the President of SCANA Energy Marketing, Inc. The Risk Management Committee provides assurance to the Board of Directors with regard to compliance with risk management policies and brings to the Board's attention any areas of concern. Written policies define the physical and financial transactions that are approved as well as the authorization requirements and limits for those transactions that are allowed.

Commodities

The Company uses derivative instruments to hedge anticipated future purchases of natural gas which create market risks of different types. Instruments designated as cash flow hedges are used to hedge risks associated with fixed price obligations in a volatile price market and risks associated with price differentials at different delivery locations. The basic types of financial instruments utilized are exchange-traded instruments, such as New York Mercantile Exchange futures contracts or options and over-the-counter instruments such as swaps, which are typically offered by energy and financial institutions.

As a result of adopting SFAS 133 the Company recorded a credit of approximately $23.0 million, net of tax, as the cumulative effect of a change in accounting principle (transition adjustment) to other comprehensive income on January 1, 2001. This amount represents the reclassification of unrealized gains that were deferred and reported as liabilities at December 31, 2000. Substantially all of this amount was reclassified into earnings in 2001 as a component of gas cost.

The Company recognized losses of approximately $(17.1) million, net of tax (net of the gains discussed above), as a result of qualifying cash flow hedges whose hedged transactions occurred during the year ended December 31, 2001. These losses were recorded in cost of gas. Losses due to hedge ineffectiveness were insignificant. The Company estimates that substantially all of the December 31, 2001 balance of $(26) million, net of tax, will be reclassified from accumulated other comprehensive income to earnings in 2002 as increased gas cost. As of December 31, 2001 all of the Company's cash flow hedges would be settled before the end of 2003.

Certain derivatives that SCPC utilizes to hedge its gas purchasing activities are recoverable through its fuel adjustment clauses. Accordingly, the offset to the change in fair

value of these derivatives is recorded as a regulatory asset or liability.

The Company also utilizes certain derivative instruments that do not qualify as hedges. The change in fair value of these derivatives is recorded in net income, and was insignificant in 2001.

Interest Rates

In May 2001 the Company entered into an interest rate swap agreement to pay variable rate and receive fixed rate interest payments on a notional amount of $300 million. This swap was designated as a fair value hedge of the $300 million medium-term notes also issued in May. The swap agreement was terminated and replaced with another swap agreement to pay variable rate and receive fixed rate interest payments, also designated as a fair value hedge, in August 2001. At December 31, 2001 the estimated fair value of this swap was $1.3 million. In August 2001 the Company received $6.5 million to terminate the original swap. This amount is being amortized to interest expense over the ten year term of the $300 million medium-term notes.

On December 19, 2001 PSNC entered into two interest rate swap agreements to pay variable rate and receive fixed rate interest payments on a combined notional amount of $44.9 million. These swaps were designated as fair value hedges of PSNC's $12.9 million, 10 percent senior debenture due 2004 and $32.0 million, 8.75 percent senior debenture due 2012.

The fair value of these interest rate swaps is reflected within other deferred debits on the balance sheet. The corresponding hedged debt is also marked to market on the balance sheet. The receipts or payments related to the interest rate swaps are credited or charged to interest expense as incurred.

13. COMMITMENTS AND CONTINGENCIES

A. Lake Murray Dam Reinforcement

On October 15, 1999 FERC notified SCE&G of its agreement with SCE&G's plan to reinforce Lake Murray Dam in order to maintain the lake in case of an extreme earthquake. Construction for the project and related activities, which began in the third quarter of 2001, are expected to cost $250 million and be completed in 2005. Any costs incurred by SCE&G are expected to be recoverable through electric rates.

B. Nuclear Insurance

The Price-Anderson Indemnification Act, which deals with public liability for a nuclear incident, currently establishes the liability limit for third-party claims associated with any nuclear incident at $9.5 billion. Each reactor licensee is currently liable for up to $88.1 million per reactor owned for each nuclear incident occurring at any reactor in the United States, provided that not more than $10 million of the liability per reactor would be assessed per year. SCE&G's maximum assessment, based on its two-thirds ownership of Summer Station, would be approximately $58.7 million per incident, but not more than $6.7 million per year.

SCE&G currently maintains policies (for itself and on behalf of the South Carolina Public Service Authority) with Nuclear Electric Insurance Limited (NEIL). The policies, covering the nuclear facility for property damage, excess property damage and outage costs, permit assessments under certain conditions to cover insurer's losses. Based on the current annual premium, SCE&G's portion of the retrospective premium assessment would not exceed $14.1 million.

To the extent that insurable claims for property damage, decontamination, repair and replacement and other costs and expenses arising from a nuclear incident at Summer Station exceed the policy limits of insurance, or to the extent such insurance becomes unavailable in the future, and to the extent that SCE&G's rates would not recover the cost of any purchased replacement power, SCE&G will retain the risk of loss as a self-insurer. SCE&G has no reason to anticipate a serious nuclear incident at Summer Station. If such an incident were to occur, it would have a material adverse impact on the Company's results of operations, cash flows and financial position.

C. Environmental

South Carolina Electric & Gas Company

In September 1992 the Environmental Protection Agency (EPA) notified SCE&G, among others, of its potential liability for the investigation and cleanup of the Calhoun Park area site in Charleston, South Carolina. This site encompasses approximately 30 acres and includes properties which were locations for various industrial operations, including one of SCE&G's decommissioned MGPs. Field work at the site began in November 1993 and has required the submission of several investigative reports and the implementation of several work plans. In September 2000, SCE&G was notified by the South Carolina Department of Health and Environmental Control (DHEC) that benzene contamination was detected in the intermediate aquifer on surrounding properties of the Calhoun Park area site. The EPA required that SCE&G conduct a focused Remedial Investigation/Feasibility Study on the intermediate aquifer, which was completed in June 2001. The EPA expects to issue a Record of Decision dealing with the intermediate aquifer and sediments in June 2002. SCE&G anticipates that major remediation activities will be completed in 2003, with certain monitoring activities continuing until 2007. As of December 31, 2001, SCE&G has spent

approximately $15.8 million to remediate the Calhoun Park area site. Total remediation costs are estimated to be $21.9 million.

SCE&G owns three other decommissioned MGP sites in South Carolina which contain residues of by-product chemicals. Two of these sites are currently being remediated under work plans approved by DHEC. SCE&G is continuing to investigate the remaining site and is monitoring the nature and extent of residual contamination. SCE&G anticipates that major remediation activities for these three sites will be completed between 2003-2005. SCE&G has spent approximately $2.0 million related to these sites, and expects to incur an additional $6.0 million.

Public Service Company of North Carolina, Incorporated

PSNC owns, or has owned, all or portions of seven sites in North Carolina on which MGPs were formerly operated. Intrusive investigation (including drilling, sampling and analysis) has begun at two sites, and the remaining sites have been evaluated using historical records and observations of current site conditions. These evaluations have revealed that MGP residuals are present or suspected at several of the sites. PSNC estimates that the cost to remediate the sites would range between $11.3 million and $21.9 million. The estimated cost range has not been discounted to present value. PSNC's associated actual costs for these sites will depend on a number of factors, such as actual site conditions, third-party claims and recoveries from other potentially responsible parties (PRPs). At December 31, 2001 PSNC has recorded a liability and associated regulatory asset of $9.1 million, which reflects the minimum amount of the range, net of shared cost recovery expected from other PRPs and expenditures for work completed. Amounts incurred to date are approximately $1.1 million. Management believes that all MGP cleanup costs incurred will be recoverable through gas rates.

D. Franchise Agreement

See Note 6 for a discussion of the electric franchise agreement between SCE&G and the City of Charleston.

E. Claims and Litigation

In 1999 an unsuccessful bidder for the purchase of the propane gas assets of SCANA filed suit against SCANA in Circuit Court seeking unspecified damages. The suit alleges the existence of a contract for the sale of assets to the plaintiff and various causes of action associated with that contract. The Company is confident in its position and intends to vigorously defend the lawsuit. The Company does not believe that the resolution of this issue will have a material impact on its results of operations, cash flows or financial position.

The Company is also engaged in various other claims and litigation incidental to its business operations which management anticipates will be resolved without material loss to the Company.

F. Operating Lease Commitments

The Company is obligated under various operating leases with respect to office space, furniture and equipment. Leases expire at various dates through 2011. Rental costs totaled approximately $12.1 million, $8.8 million and $6.7 million in 2001, 2000 and 1999, respectively. Future minimum rental payments under such leases are as follows:

	Millions of dollars
2002	$17.2
2003	14.7
2004	11.4
2005	10.3
2006	9.7
Thereafter	26.5
	$89.8

G. Purchase Commitments

Purchase commitments including those commitments under forward contracts for natural gas purchases, gas transportation capacity agreements and coal supply contracts are as follows:

	Millions of dollars
2002	$ 508.6
2003	216.4
2004	73.0
2005	15.3
2006	15.3
Thereafter	196.6
	$1,025.2

The forward contracts for natural gas purchases include customary "make-whole" or default provisions, but are not considered to be "take-or-pay" contracts.

14. SEGMENT OF BUSINESS INFORMATION

The Company's reportable segments are Electric Operations, Gas Distribution, Gas Transmission, Retail Gas Marketing, Energy Marketing and Telecommunications Investments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company records intersegment sales and transfers of electricity and gas based on rates established by the appropriate regulatory authority. Nonregulated sales and transfers are recorded at current market prices.

Electric Operations is comprised of the electric portion of SCE&G, GENCO and Fuel Company and is primarily engaged in the generation, transmission and distribution of electricity. SCE&G's electric service territory extends into 24 counties covering more than 15,000 square miles in the central, southern and southwestern portions of South Carolina. Sales of electricity to industrial, commercial and residential customers are regulated by the SCPSC. SCE&G is also regulated by FERC. GENCO owns and operates the Williams Station generating facility and sells all of its electric generation to SCE&G. GENCO is regulated by FERC. Fuel Company acquires, owns and provides financing for the fuel and emission

allowances required for the operation of SCE&G and GENCO generation facilities.

Gas Distribution, comprised of the local distribution operations of SCE&G and PSNC, is engaged in the purchase and sale, primarily at retail, of natural gas. SCE&G's operations extend to 33 counties in South Carolina covering approximately 22,000 square miles. PSNC was acquired by SCANA in 2000. PSNC's operations cover 26 counties in North Carolina and approximately 12,000 square miles. Gas Transmission is comprised of SCPC, which is engaged in the purchase, transmission and sale of natural gas on a wholesale basis to distribution companies (including SCE&G), and directly to industrial customers in 40 counties throughout South Carolina. SCPC also owns LNG liquefaction and storage facilities. Both of these segments are regulated in their respective states of operations.

Retail Gas Marketing markets natural gas in Georgia's deregulated natural gas market. Energy Marketing markets electricity and natural gas to industrial, large commercial and wholesale customers, primarily in the Southeast.

Telecommunications Investments holds investments in telecommunication companies.

The Company's regulated reportable segments share a similar regulatory environment and, in some cases, overlapping service areas. However Electric Operations' product differs from the other segments, as does its generation process and method of distribution. The gas segments differ from each other primarily based on the class of customers each serves and the marketing strategies resulting from those differences. The marketing segments are nonregulated, but differ from each other primarily based on their respective markets.

Disclosure of Reportable Segments

Millions of dollars

2001	Electric Operations	Gas Distribution	Gas Transmission	Retail Gas Marketing	Energy Marketing	Telecommuncations Investments	All Other	Adjustments/ Eliminations	Consolidated Total
External Customer Revenue	$1,369	$789	$226	$628	$439	—	$49	$(49)	$3,451
Intersegment Revenue	576	4	253	—	—	—	8	(841)	—
Operating Income (Loss)	419	75	16	n/a	n/a	—	22	(4)	528
Interest Expense	10	22	6	6	3	$23	2	151	223
Depreciation & Amortization	160	54	7	2	1	—	6	(6)	224
Income Tax Expense	3	18	4	4	1	169	4	102	305
Net Income (Loss)	n/a	n/a	n/a	8	3	314	(26)	240	539
Segment Assets	5,034	1,617	335	99	96	784	272	(415)	7,822
Expenditures for Assets	414	90	21	4	2	—	17	—	548
Deferred Tax Assets	6	—	4	5	6	—	—	(21)	—

Millions of dollars

2000	Electric Operations	Gas Distribution	Gas Transmission	Retail Gas Marketing	Energy Marketing	Telecommuncations Investments	All Other	Adjustments/ Eliminations	Consolidated Total
External Customer Revenue	$1,344	$745	$253	$548	$544	—	$41	$(42)	$3,433
Intersegment Revenue	318	1	236	—	—	—	9	(564)	—
Operating Income (Loss)	446	85	28	n/a	n/a	—	—	(5)	554
Interest Expense	13	20	4	5	1	$23	3	156	225
Depreciation & Amortization	155	53	7	1	—	—	5	(4)	217
Income Tax Expense (Benefit)	1	23	8	1	(1)	(4)	—	113	141
Net Income (Loss)	n/a	n/a	n/a	4	(4)	(7)	1	256	250
Segment Assets	4,953	1,628	309	103	215	599	86	(466)	7,427
Expenditures for Assets	229	58	18	—	—	—	27	29	361
Deferred Tax Assets	6	—	3	5	4	—	1	(19)	—

Millions of dollars

1999	Electric Operations	Gas Distribution	Gas Transmission	Retail Gas Marketing	Energy Marketing	Telecommuncations Investments	All Other	Adjustments/ Eliminations	Consolidated Total
External Customer Revenue	$1,226	$234	$188	$207	$224	—	$73	$(74)	$2,078
Intersegment Revenue	308	5	154	—	—	—	11	(478)	—
Operating Income (Loss)	390	22	20	n/a	n/a	—	—	(79)	353
Interest Expense	12	n/a	4	4	1	$1	22	98	142
Depreciation & Amortization	148	13	7	1	1	—	7	(8)	169
Income Tax Expense (Benefit)	1	n/a	9	(24)	(2)	—	21	106	111
Net Income (Loss)	n/a	n/a	n/a	(45)	(4)	—	22	206	179
Segment Assets	4,751	399	253	(24)	168	889	43	(468)	6,011
Expenditures for Assets	201	19	8	2	1	—	6	24	261
Deferred Tax Assets	6	n/a	3	—	1	—	1	5	16

Revenues and assets from segments below the quantitative thresholds are attributable to SCE&G's transit operations, which are regulated by the SCPSC, and to ten other wholly owned subsidiaries of the Company. These subsidiaries conduct nonregulated operations in energy-related and telecommunications industries. None of these subsidiaries met any of the quantitative thresholds for determining reportable segments in 2001, 2000 or 1999.

Management uses operating income to measure segment profitability for regulated operations. For nonregulated operations management uses net income for this purpose. Accordingly, SCE&G does not allocate interest charges or income tax expense (benefit) to the Electric Operations or Gas Distribution segments. Similarly, management evaluates utility plant for segments attributable to SCE&G and total assets for SCE&G as a whole, as well as for other operating segments. Therefore,

SCE&G does not allocate accumulated depreciation, common and non-utility plant, or deferred tax assets to reportable segments. However GENCO and PSNC do have interest charges, income taxes and deferred tax assets, which are included in Electric Operations and Gas Distribution, respectively. Interest income is not reported by segment and is not material. For 2000 adjustments to net income and income tax expense include the cumulative effect of the accounting change described in Note 2.

The Consolidated Financial Statements report operating revenues which are comprised of the energy-related reportable segments. Revenues from non-reportable segments and investment income from Telecommunications Investments are included in Other Income. Therefore the adjustments to total revenue remove revenues from non-reportable segments. Adjustments to Net Income consist of SCE&G's unallocated net income.

Segment assets include utility plant only (excluding accumulated depreciation) for SCE&G's Electric Operations, Gas Distribution and Transit Operations, and all assets for PSNC and the remaining segments. As a result adjustments to assets include accumulated depreciation, common and non-utility plant and non-fixed assets for SCE&G.

Adjustments to Interest Expense, Income Tax Expense (Benefit), Deferred Tax Assets and Expenditures for Assets include primarily the totals from SCANA or SCE&G that are not allocated to the segments. Interest Expense is also adjusted to eliminate inter-affiliate charges. Adjustments to depreciation and amortization consist of non-reportable segment expenses, which are not included in the depreciation and amortization reported on a consolidated basis. Deferred Tax Assets are also adjusted to remove the non-current portion of those assets. Expenditures for assets are also adjusted for AFC.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

(Millions of dollars, except per share amounts)

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Total operating revenues	$1,318	$740	$710	$683	$3,451
Operating income	173	93	143	119	528
Net income	79	385	63	12	539
Basic and diluted earnings per share	.75	3.67	.61	.12	5.15

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Total operating revenues	$821	$662	$816	$1,134	$3,433
Operating income	172	99	146	137	554
Income before cumulative effect of accounting change	75	28	59	59	221
Cumulative effect of accounting change, net of taxes	29	—	—	—	29
Net income	104	28	59	59	250
Basic and diluted earnings per share before cumulative effect of accounting change	.72	.27	.56	.57	2.12
Cumulative effect of accounting change, net of taxes	.28	—	—	—	.28
Basic and diluted earnings per share	1.00	.27	.56	.57	2.40

16. SUBSEQUENT EVENT

On March 1, 2002 the Company determined that the decline in value of its investment in DTAG to below its cost basis of $20.30 per share was other than temporary, and recorded an impairment loss of approximately $160 million (after tax).

COMMON STOCK INFORMATION

	2001				2000			
	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
Price Range:[a]								
High	27.99	28.49	29.03	30.00	31.13	30.94	26.88	29.00
Low	25.00	24.25	26.61	24.92	25.75	24.38	22.81	22.00

(a) As reported on the New York Stock Exchange Composite Listing.

DIVIDENDS PER SHARE

	2001			2000		
	Amount	Date Declared	Date Paid	Amount	Date Declared	Date Paid
First Quarter	.30	February 22, 2001	April 1, 2001	.2875	February 22, 2000	April 1, 2000
Second Quarter	.30	May 3, 2001	July 1, 2001	.2875	April 27, 2000	July 1, 2000
Third Quarter	.30	August 2, 2001	October 1, 2001	.2875	August 16, 2000	October 1, 2000
Fourth Quarter	.30	November 1, 2001	January 1, 2002	.2875	October 17, 2000	January 1, 2001

The principal market for SCANA common stock is the New York Stock Exchange. The ticker symbol used is SCG. The corporate name SCANA is used in newspaper stock listings. The total number of shares of SCANA common stock outstanding at February 28, 2002 was 104,728,268. The number of common shareholders of record at February 28, 2002 was 41,677.

EXECUTIVE OFFICERS

The executive officers are elected at the annual organizational meeting of the Board of Directors, held immediately after the annual meeting of shareholders, and hold office until the next such organizational meeting, unless a resignation is submitted, or unless the Board of Directors shall otherwise determine. Positions held are for SCANA Corporation and all subsidiaries unless otherwise indicated.

Name	Age	Positions Held During Past Five Years	Dates
W. B. Timmerman	55	Chairman of the Board, President and Chief Executive Officer	*-present
H. T. Arthur	56	Senior Vice President, General Counsel and Assistant Secretary	1998-present
		Vice President, General Counsel and Assistant Secretary	*-1998
G. J. Bullwinkel	53	Senior Vice President, Governmental Affairs and Economic Development	1999-present
		President and Chief Operating Officer, SCANA Communications, Inc.	1997-present
		Senior Vice President — Retail Electric, South Carolina Electric & Gas Company (SCE&G)	*-1999
S. A. Byrne	42	Senior Vice President — Nuclear Operations, SCE&G	2001-present
		Vice President — Nuclear Operations, SCE&G	2000-2001
		General Manager Nuclear Plant Operations, SCE&G	*-2000
A. H. Gibbes	55	President and Chief Operating Officer, South Carolina Pipeline Corp. (SCPC)	*-present
		President and Treasurer, SCANA Development Corp.	*-present
D. C. Harris	49	Senior Vice President of Human Resources	2000-present
		Vice President Human Resources, Austin Quality Foods, Inc., Cary, NC	*-2000
N. O. Lorick	51	President and Chief Operating Officer, SCE&G	2000-present
		Vice President — Fossil and Hydro Operations, SCE&G	*-2000
K. B. Marsh	46	President and Chief Operating Officer, Public Service Company of North Carolina, Incorporated	2001-present
		Senior Vice President and Chief Financial Officer	1998-present
		Vice President — Finance, Chief Financial Officer	*-1998
		Controller	*-2000
A. M. Milligan	42	Senior Vice President — Marketing	1998-present
		President and Chief Operating Officer, SCANA Resources, Inc.	2001-present
		President, SCANA Resources, Inc.	1999-2001
		Director of Consumer Credit Marketing, Barnett Bank, N.A., FL	*-1998
J. E. Addison	41	Vice President — Finance	2002-present
		Vice President, SCANA Services, Inc.	2000-2002
		Vice President and Controller, SCE&G	*-2000
M. R. Cannon	51	Controller	2000-present
		Treasurer, SCANA and all subsidiaries (excluding SCPC)	*-2000

* Indicates position held at least since March 1, 1997.

The directors listed below were elected May 3, 2001 (except as otherwise indicated) to hold office until the next annual meeting of shareholders on May 2, 2002.

Name and Year First Became Director	Age	Principal Occupation
Bill L. Amick (1990)	58	For more than five years, Chairman of the Board and Chief Executive Officer of Amick Farms, Inc., Amick Processing, Inc. and Amick Broilers, Inc., Batesburg, SC (vertically integrated broiler operation).
James A. Bennett (1997)	41	Since May 2000, President and Chief Executive Officer of South Carolina Community Bank, Columbia, SC. From February 2000 to May 2000, Economic Development Director, First Citizens Bank, Columbia, SC. From December 1998 to February 2000, Senior Vice President and Director of Professional Banking, First Citizens Bank. From December 1994 to December 1998, Senior Vice President and Director of Community Banking, First Citizens Bank.
William B. Bookhart, Jr. (1979)	60	For more than five years, a partner in Bookhart Farms, Elloree, SC (general farming).
William C. Burkhardt (2000)	64	Retired since May 2000. From 1980 until May 2000, President and Chief Executive Officer of Austin Quality Foods, Inc., Cary, NC (production and distribution of baked snacks).
Hugh M. Chapman (1988)	68	Since June 30, 1997, retired from NationsBank South, Atlanta, GA (a division of NationsBank Corporation, bank holding company). For more than five years prior to June 30, 1997 Chairman of NationsBank South.
Elaine T. Freeman (1992)	66	For more than five years, Executive Director of ETV Endowment of South Carolina, Inc. (non-profit organization), Spartanburg, SC.
Lawrence M. Gressette, Jr. (1987)	69	Since February 28, 1997, Chairman Emeritus, SCANA Corporation, Columbia, SC. For more than five years prior to February 28, 1997, Chairman of the Board and Chief Executive Officer, SCANA Corporation.
D. Maybank Hagood (1999)	40	For more than five years, President and Chief Executive Officer of William M. Bird and Company, Inc., Charleston, SC (wholesale distributor of floor covering materials).
W. Hayne Hipp (1983)	62	For more than five years, Chairman, and Chief Executive Officer, The Liberty Corporation, Greenville, SC (broadcasting holding company).
Lynne M. Miller (1997)	50	Since February 1998, Chief Executive Officer of Environmental Strategies Corporation, Reston, VA (environmental consulting and engineering firm). For more than five years prior to February 1998, President of Environmental Strategies Corporation.
Maceo K. Sloan (1997)	52	For more than five years, Chairman, President and Chief Executive Officer of Sloan Financial Group, Inc. (holding company) and Chairman and Chief Executive Officer of NCM Capital Management Group, Inc. (investment management company), Durham, NC.
Harold C. Stowe (1999)	55	Since March 1997, President and Chief Executive Officer of Canal Holdings LLC and its predecessor company, Conway, SC (forest products industry).
William B. Timmerman (1991)	55	Since March 1997, Chairman of the Board and Chief Executive Officer, SCANA Corporation, Columbia, SC. Since December 1995, President, SCANA Corporation.
G. Smedes York (2000)	61	For more than five years, President and Treasurer of York Properties, Inc., Raleigh, NC (full-service commercial and residential real estate company).

